As filed with the Securities and Exchange Commission on October 25, 2002

                                            Registration Statement No. 333-91372
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-2

                          PRE-EFFECTIVE AMENDMENT NO. 4
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                                Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ----------------------

                                THOMAS A. MURDOCK
                                 PRESIDENT, CEO
                                Fonix Corporation
                        180 West Election Road, Suite 200
                               Draper, Utah 84020
                                 (801) 553-6600
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                            C. PARKINSON LLOYD, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                             ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered (1)           Per Share          Price              Fee
----------------------------------------------------------------------------------------------------------------------


Class A Common Stock,                   200,000,000 shares (2)    $0.05(3)       $12,000,000  (3)   $   1,104 (3)
$0.0001 par value per share
                                        -------------------                      --------------     ---------
    Totals                              200,000,000 shares                       $12,000,000        $   1,104 (4)
                                        ===================                      ==============     =========
-------------------------------------------------------------------------------------------------------------------------


     (1)  All shares offered for resale by the Selling Shareholder.

     (2) Comprised of the shares of Class A common stock registered pursuant to the Third Equity Line Agreement.


     (3) The fee was estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on October 25, 2002.


     (4) A filing fee of $1,104 was paid with the original filing. The balance of $184 was paid with the filing of Amendment No. 1. No additional fee is due.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

================================================================================

                               [GRAPHIC OMITTED]




                                Fonix Corporation
                                   200,000,000
                Class A Common Stock, par value $0.0001 per share

      This prospectus covers the sale of up to 200,000,000 shares of our Class A common stock (the "Shares"). One of our shareholders, Queen LLC (the "Selling Shareholder"), is offering all of the Shares covered by this prospectus. The Selling Shareholder will receive all of the proceeds from the sale of the Shares and we will receive none of those proceeds. The Selling Shareholder is an underwriter of the Shares.

      Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before purchasing any of the Shares offered by this prospectus.


      Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FONX". The last reported sale price of our Class A common stock on the OTC Bulletin Board on October 24, 2002, was $0.06 per share. Nevertheless, the Selling Shareholder does not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer its Shares through any type of public or private transactions.


                              --------------------





      The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                               October ____, 2002

      Fonix has not registered the Shares for sale by the Selling Shareholder under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                Table of contents



Summary about Fonix Corporation and this offering................................................2
Risk factors.....................................................................................5
Information about Fonix Corporation ............................................................15
Management's discussion and analysis of financial condition and results of operations...........15
Special note regarding forward-looking statements...............................................32
Market price of and dividends on Fonix Class A common stock.....................................32
Selected financial data.........................................................................33
Index to financial statements of Fonix Corporation..............................................34
Changes in and disagreements with accountants on accounting and financial disclosure............35
Use of proceeds.................................................................................36
Selling shareholder.............................................................................36
Plan of distribution............................................................................38
Regulation M....................................................................................39
Experts.........................................................................................39
Legal matters...................................................................................39
Recent developments.............................................................................39
Important information incorporated by reference.................................................42
Where to get additional information.............................................................43
Explanation about forward-looking information...................................................43


                              ---------------------

                Summary about Fonix Corporation and this offering

Fonix Corporation

      Fonix Corporation is a Delaware corporation, engaged in marketing and developing proprietary technologies for speech- enabled technologies, applications and solutions. Our speech-enabled technologies, which include text-to-speech ("TTS"), neural network-based automated speech recognition ("ASR"), and handwriting recognition ("HWR"), are integrated into products and solutions for commercial and industrial applications. ASR, TTS, and HWR technologies are sometimes collectively referred to as "Core Technologies". We develop commercially available applications and solutions utilizing our Core Technologies that enable people to interact more easily with computers and electronic devices in multiple mass-market implementations. We believe our efficient and intuitive method of speech-enabled technologies enhances user productivity and efficiency in a broad range of markets for server-based and embedded applications and products.

       We currently market our Core Technologies solutions and applications to software developers, consumer electronics manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network developers and Internet-related companies. We focus our marketing efforts toward embedded systems applications for mobile and wireless electronic devices and consumer products, computer telephony, server-based solutions for Internet and telephony voice-activated applications, and personal software for consumer applications. We pursue revenue opportunities through generation of royalty fees, product and technology licenses, product sales, non-recurring engineering fees, and support agreements.

      Manufacturers of consumer electronics products, software developers and Internet content developers use software based upon our Core Technologies to simplify the use and increase the functionality of their products and services resulting in broader market opportunities and significant competitive advantage. Our solutions support multiple hardware and software platforms, are environment and speaker independent, optimize cost and power efficiencies and provide easy integration within a relatively small memory requirement as well as scalability for high density capacity.

      Our operations, including sales, marketing, engineering, product development and testing, and business development, are focused on customer needs and delivering speech-enabling applications and solutions in multiple server-based, embedded, and consumer products.

This offering

      The Shares covered by this prospectus are shares of Class A common stock issued or issuable by us pursuant to the third equity line of credit agreement between us and the Selling Shareholder, described below.

      Initial Equity Line Agreement

      On August 8, 2000, we entered into a Private Equity Line Agreement (the "Equity Line Agreement") with Queen LLC, a private investor (the "Equity Line Investor" or "Selling Shareholder")). Under the Equity Line Agreement, we had the right to draw up to $20,000,000 from the Equity Line Investor against an equity line of credit (the "Initial Equity Line"). As of May 7, 2002, we had drawn the full $20,000,000 under the Initial Equity Line, which resulted in the issuance of 81,876,599 shares of our Class A common stock, and no funds remained available to be drawn on the Initial Equity Line. Consequently, we entered into an agreement as of May 8, 2002, with the Equity Line Investor to amend the Equity Line Agreement to increase the total amount of the line from $20,000,000 to $22,000,000. Subsequently, 9,206,917 shares of Class A common stock were issued in connection with draws of $617,324 against the additional $2,000,000 available under the Initial Equity Line. Accordingly, we received a total of $20,617,324 in draws under the Equity Line Agreement and we issued an aggregate of 91,083,516 shares of our Class A common stock to the Equity Line Investor under the terms of that agreement.

      Second Equity Line Agreement

      On April 6, 2001, we entered into a second Private Equity Line Agreement (the "Second Equity Line Agreement") with the Equity Line Investor. Under the Second Equity Line Agreement, we had the right to draw up to $20,000,000 against an equity line of credit (the "Second Equity Line") from the Equity Line Investor.

      From the inception of the Second Equity Line through June 24, 2002, draws under the Second Equity Line amounted to $19,153,846 and 211,600,000 shares of Class A common stock were issued to the Equity Line Investor in connection with the Second Equity Line.

      Third Equity Line Agreement

      On June 27, 2002, we entered into a third Private Equity Line Agreement (the "Third Equity Line Agreement") with the Equity Line Investor. Under the Third Equity Line Agreement, we have the right to draw up to $20,000,000 against an equity line of credit (the "Third Equity Line") from the Equity Line Investor. We are entitled under the Third Equity Line Agreement to draw certain funds and to put to the Equity Line Investor shares of our Class A common stock in lieu of repayment of the draw. The number of shares to be issued is determined by dividing the amount of the draw by 90% of the average of the two lowest closing bid prices of our Class A common stock over the seven trading days after the put notice is tendered. The Equity Line Investor is required under the Third Equity Line Agreement to tender the funds requested by us within two trading days after the seven-trading-day period used to determine the market price.

      In connection with the Third Equity Line Agreement, we granted registration rights to the Equity Line Investor in connection with which we filed this prospectus and the registration statement of which it is a part. No shares under the Initial

Equity Line or Second Equity Line are included in this prospectus and the registration statement of which it is a part. Prior to our putting shares to the Equity Line Investor in connection with the Third Equity Line, the selling shareholder had sold all of the shares put to it in connection with the Initial Equity Line and the Second Equity Line, and held no shares of our Class A common stock.

Summary Description of Dilution from Operation of Initial Equity Line and Second Equity Line

      The following table shows the shares issued under the Initial Equity Line and the Second Equity Line, as well as those shares registered by this prospectus in connection with the Third Equity Line. The table also describes the total shares of Class A common stock authorized and outstanding prior to the operation of each equity line.


                          Class A common
                         stock authorized         Class A common        Class A common
                         prior to drawing       stock outstanding       stock issued or
                             funds on            prior to drawing         issuable in           Percentage of
                        applicable equity      funds on applicable      connection with         Class A common
                               line                equity line         applicable equity      stock outstanding
                                                                          line (1)(2)
Initial Equity Line       300,000,000              166,665,517           91,083,516                18.80%
Second Equity Line        300,000,000(3)           215,737,275          211,600,000                43.70%
Third Equity Line         800,000,000(4)           484,475,556          200,000,000(5)(6)          29.20%(5)(6)


     (1) Between April 6, 2001, and June 24, 2002, we drew funds and put shares to the Selling Shareholder on both the Initial Equity Line and the Second Equity Line.

     (2) This prospectus and the registration statement of which it is a part registers the resale by the Selling Shareholder of up to 200,000,000 shares of our Class A common stock. If additional shares are needed to cover draws under the Third Equity Line, we will need to file an additional registration statement to cover the resale of those shares.

     (3) An increase in the authorized number of shares of Class A common stock was approved at the July 18, 2001, Annual Meeting of Shareholders. The number of authorized shares increased from 300,000,000 shares to 500,000,000 shares.

     (4) An additional increase in the authorized number of shares of Class A common stock was approved at the July 12, 2002, Annual Meeting of Shareholders. The number of authorized shares increased from 500,000,000 shares to 800,000,000 shares.


     (5) As of October 24, 2002, no shares have been issued under the Third Equity Line, and the Company does not anticipate drawing funds or making puts under the Third Equity Line until this prospectus and the registration statement of which it is a part have been declared effective. The total number of shares that may be issued in connection with the Third Equity Line cannot be determined at this time due to the formula for calculating the number of shares put in connection with each draw on the line, as discussed above on page 3.


     (6) Assumes issuance of 200,000,000 Class A common shares in connection with this prospectus and the registration statement. However, no shares have been issued and there is no assurance any shares will be issued in connection with this prospectus and registration statement. If we make draws on the Third Equity Line which result in the put of shares in excess of 200,000,000 shares, we will file additional registration statements as necessary.

                                  Risk factors

      An investment in our Class A common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. You should consider carefully the following risk factors, in addition to other information presented in this prospectus or incorporated by reference into this prospectus before deciding to invest in the Shares covered by this prospectus. All forward-looking statements contained herein are deemed by us to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). You should understand that several factors govern whether any forward-looking statement contained herein will or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including the strategies, plans and objectives relating to the products and the future economic performance of Fonix and our subsidiaries discussed above. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Our substantial and continuing losses since inception, coupled with significant ongoing operating expenses, raise doubt about our ability to continue as a going concern.

      Since inception, we have sustained substantial losses. Such losses continue due to ongoing operating expenses and a lack of revenues sufficient to offset operating expenses. We had negative working capital of $8,465,874 at June 30, 2002. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense. In our present circumstances, there is substantial doubt about our ability to continue as a going concern absent significant sales of our existing products, substantial revenues from new licensing or co-development contracts, or continuing large sales of our securities.

      We incurred net losses of $11,680,077 for the six months ended June 30, 2002, and $24,566,807, $22,761,229, and $21,662,419, for the years ended
December 31, 2001, 2000 and 1999, respectively. As of June 30, 2002, we had an accumulated deficit of $179,296,449, and owed trade payables of $1,664,292.

      We expect to spend significant amounts to enhance our products and technologies, expand domestic and international sales and operations and fund further research and development. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may further decline, perhaps substantially.

The "going concern" paragraph in the reports of our independent public accountants for the years ended December 31, 2001, 2000, and 1999 raises doubts about our ability to continue as a going concern.

      The independent public accountants' reports for our financial statements for the years ended December 31, 2001, 2000 and 1999 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This may have an adverse effect on our ability to obtain financing for our operations and to further develop and market our products.

If we do not receive additional capital when and in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

      We anticipate incurring substantial sales and marketing, product development and research and general operating expenses in the future that will require substantial amounts of additional capital on an ongoing basis. We most likely will have to obtain such capital from sales of our equity, convertible equity and/or debt securities. We previously had two equity lines of credit which we drew upon to pay our operating expenses, but we have either drawn the maximum amount available to us or have no registered shares of Class A common stock available to put to the Selling Shareholder under those equity lines. We have also entered into a Third Equity Line Agreement with the Equity Line Investor, and have filed this prospectus, and the registration statement of which it is a part, to register the sale of up to 200,000,000 shares of our Class A common stock by the Equity Line Investor.

      If we are not able to obtain adequate financing under the Third Equity Line or from other financing sources when and in the amounts needed, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and we could be forced to curtail our operations or sell part or all of our assets, including our Core Technologies, or seek protection under bankruptcy laws.

Continuing debt obligations could impair our ability to continue as a going concern.

      As of June 30, 2002, we had debt obligations of $1,985,453. At present, our revenues from existing licensing arrangements and product sales, and capital available under our initial and second equity lines of credit are not sufficient to offset our ongoing operating expenses or to pay in full our current debt obligations. There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect our business, operations, and financial condition.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of Class A common stock in connection with the Third Equity Line.

      Introduction

      The following table describes the number of shares of Class A common stock that would be issuable, assuming that the full amounts of the Third Equity Line had been put to the Equity Line Investor (irrespective of the availability of registered shares), and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts:


                                                   Shares
    Hypothetical Conversion                 issuable upon puts
             Price                        aggregating $20,000,000
            $0.02                             1,000,000,000
            $0.03                              666,666,667
            $0.04                              500,000,000
            $0.05                              400,000,000
            $0.10                              200,000,000
            $0.15                              133,333,333
            $0.25                               80,000,000
            $0.50                               40,000,000
            $1.50                               13,333,333



      Given the formulas for calculating the shares to be issued under the Third Equity Line, there effectively is no limitation on the number of shares of Class A common stock which may be issued in connection with a put under the Third Equity Line, except for the number of shares registered under this prospectus and the registration statement of which it is a part. If the market price of the Class A common stock decreases, the number of shares of Class A common stock issuable in connection with the Third Equity Line will increase and, accordingly, the aggregate amount of draws under the Third Equity Line will decrease. Accordingly, despite our right to draw up to $20,000,000 under the Third Equity Line Agreement, we may run out of shares registered under this prospectus and the registration statement of which it is a part to issue to the Selling Shareholder in connection with our draws. The following table demonstrates the correlation between share price decline and decreases in aggregate draw amounts available, given the maximum 200,000,000 shares of Class A common stock registered under this prospectus and the registration statement of which it is a part:

                                                  Shares issuable upon puts, up to a             Maximum draws available, up to
       Hypothetical Conversion Price                    maximum of 200,000,000                            $20,000,000
      --------------------------------           -------------------------------------           -------------------------------
                   $0.02                                      200,000,000                                  $4,000,000
                   $0.03                                      200,000,000                                  $6,000,000
                   $0.04                                      200,000,000                                  $8,000,000
                   $0.05                                      200,000,000                                 $10,000,000
                   $0.10                                      200,000,000                                 $20,000,000
                   $0.15                                      133,333,333                                 $20,000,000
                   $0.25                                      80,000,000                                  $20,000,000
                   $0.50                                      40,000,000                                  $20,000,000



Our issuances of shares under the Third Equity Line likely will result in overall dilution to market value and relative voting power of previously issued common stock, which could result in substantial dilution to the value of shares held by shareholders prior to sales under this prospectus.

      Historically, the issuance of Class A common stock to the Equity Line Investor under the Initial and Second Equity Lines has resulted in substantial dilution to the equity interests of all holders of Class A common stock, except the Equity Line Investor. The issuance of Class A common stock in connection with the draws under the Third Equity Line may result in substantial dilution to the equity interests of holders of Fonix Class A common stock other than the Equity Line Investor. Specifically, the issuance of a significant amount of additional Class A common stock will result in a decrease of the relative voting control of our Class A common stock issued and outstanding prior to the issuance of Class A common stock in connection with the Third Equity Line. Furthermore, public resales of our Class A common stock by the Selling Shareholder following the issuance of Class A common stock in connection with the Third Equity Line likely will depress the prevailing market price of our Class A common stock. Even prior to the time of actual conversions, exercises and public resales, the market "overhang" resulting from the mere existence of our obligation to honor such conversions or exercises could depress the market price of our Class A common stock.

Existing shareholders likely will experience increased dilution with decreases in market value of Class A common stock in relation to our issuances of shares under the Third Equity Line, which could have a material adverse impact on the value of their shares.

      The formula for determining the number of shares of Class A common stock to be issued under the Third Equity Line is based, in part, on the market price of the Class A common stock and includes a discount from the market price equal to 90% of the average of the two lowest closing bid prices of our Class A common stock over the seven trading days after the put notice is tendered by us to the Equity Line Investor. As a result, the lower the market price of our Class A common stock at and around the time we put shares under the Third Equity Line, the more shares of our Class A common stock the Equity Line Investor receives. Any increase in the number of shares of our Class A common stock issued upon puts of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph.

There is an increased potential for short sales of our common stock due to the sales of shares put to the Equity Line Investor in connection with the Third Equity Line, which could materially effect the market price of our stock.

      Downward pressure on the market price of our Class A common stock that likely will result from sales of our Class A common stock by the Equity Line Investor issued in connection with a put under the Third Equity Line could encourage short sales of Class A common stock by the Equity Line Investor. Significant amounts of such short selling could place further downward pressure on the market price of our Class A common stock.

The restrictions on the extent of puts may have little if any effect on the adverse impact of our issuance of shares under the Third Equity Line, and as such, the Equity Line Investor may sell a large number of shares, resulting in substantial dilution to the value of shares held by our existing shareholders.

      We are prohibited from putting shares to the Equity Line Investor under the Third Equity Line if such put would result in that investor holding more than 4.999% of the then outstanding Class A common stock. These restrictions, however, do not prevent the Equity Line Investor from selling shares of Class A common stock received in connection with a put, and then receiving additional shares of Class A common stock in connection with a subsequent put. In this way, the Equity Line Investor could sell more than 4.999% of the outstanding Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.

We have a limited product offering, and some of our key technologies are still in the product development stage, which could have a material adverse impact on our ability to generate revenues from operations.

      Presently, there are a limited number of commercially available applications or products incorporating our Core Technologies. These include speech software applications such as iSpeak TM for Windows and Pocket PC, VoiceCentral TM, VoiceAlert TM and VoiceDialTM for Pocket PC, and server-based text-to-speech applications such as SimplySpeaking TM, Fonix DECtalk TM and SpeakThis TM. For us to be ultimately successful, sales from these product offerings must be substantially greater. An additional element of our business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements, and license arrangements with third parties. We have entered into licensing and joint-marketing agreements with well-known technology and consumer product providers. However, only one of these agreements has produced material revenues to date. There can be no assurance that these collaboration and license agreements will generate material revenues for our business in the future.

The market for some of our technologies and products is largely unproven and may never develop sufficiently to allow us to capitalize on our technology and products, which could materially affect our ability to achieve commercial acceptance of our technologies and generate material revenues from operations.

      The market for speech-enabled technologies is relatively new and rapidly evolving. Additionally, our technologies are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the speech-enabled technologies marketplace. Our financial performance will depend, in part, on the future development, growth, and ultimate size of the market for speech-enabled applications and products generally, and applications and products incorporating our technologies and applications specifically. Accordingly, in order to achieve commercial acceptance of the Core Technologies, we will have to educate prospective customers, including large, established consumer products manufacturers and telecommunications companies, about the uses and benefits of speech-enabled software in general and our products in particular. These efforts may require considerable time and financial resources. If these efforts fail, or if speech-enabled software platforms do not achieve commercial acceptance, our business could be harmed.

      The applications and products which incorporate our Core Technologies will be competing with more conventional means of information processing such as data entry, access by keyboard or touch-tone telephone, or professional dictation services. We believe that there is a substantial potential market for applications and products incorporating advanced speech-enabled technologies including ASR, TTS, speech compression, speaker identification and verification, pen and touch screen input, and natural language understanding. Nevertheless, such a market for our technologies or for products incorporating our technologies may never develop to the point that profitable operations can be achieved or sustained.

Speech-enabling technologies and products may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

      The market for speech-enabled technologies and products is relatively new and rapidly evolving. Our ability to increase revenue in the future depends on the acceptance of speech-enabling technologies and products by both our customers and their end users. The adoption of speech-enabling applications and products could be hindered by the perceived costs of these new applications and products, as well as the reluctance of enterprises that have invested substantial resources in existing applications to replace their current systems with these new applications and products. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of speech-enabling applications and products in general and our products in particular. If these efforts fail, or if speech-enabling applications and products do not achieve commercial acceptance, our business will not develop.

      Continued development of the market for our applications and products also will depend upon the following factors over which we have little or no control:

     .    widespread   deployment  of  speech-enabling   applications  by  third
          parties, which is driven by consumer demand for services having a voice user interface;

     . demand for new uses and applications of speech-enabling technology, including adoption of speech-enabled interfaces by companies that operate web sites;

     .    adoption  of  industry  standards  for   speech-enabling  and  related
          technologies;

     . continuing improvements in hardware technology that may reduce the costs of speech-enabling technology solutions; and

     .    recovery of the telecom industry.

The application and delivery of our Core Technologies to end users is dependent upon third party integration and may be subject to delays and cancellations that are beyond our control. Delays and cancellations could have a material adverse impact on our ability to generate revenues from operations and could adversely affect the market price of our common stock.

      Because we are primarily pursuing third party integration of our Core Technologies into mass market, automotive general business and personal electronics products, and computing solutions, lead time to revenue recognition will be longer than software products directly released into consumer channels. Purchase of products and applications incorporating our Core Technologies often requires a significant expenditure by customers of third party integrators or value-added resellers. Accordingly, the decision to purchase products which incorporate our Core Technologies typically requires significant pre-purchase evaluation. We spend significant time educating and providing information to both third party integrators and their prospective customers regarding the use and benefits of our Core Technologies. During this evaluation period, we may expend substantial sales, marketing and management resources, all of which is not recoverable unless the prospective customer of the third party integrator enters into an agreement with us or the third party which has integrated our Core Technologies into its products, which agreement ultimately results in the receipt of revenue by us.

      Further, our products and Core Technologies sold and integrated into applications of customers of third party integrators are subject to both customer production schedules and that customer's success in marketing the products and generating product sales to end users. The sales cycle for our Core Technologies is generally six to twelve months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided and whether the sale is made directly by us or indirectly through a value added reseller or systems integrator. The length of the sales cycle could adversely impact our operating results. Our revenues are thus subject to delays and possible cancellation resulting from customer integration risks and delays.

      In cases where our contract with our customers specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have experienced in the past and may experience in the future delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Competition from other industry participants and rapid technological change could impede our ability to achieve profitable operations.

      The computer hardware and software industries are highly and intensely competitive. In particular, the speech-enabled technologies market sector and, specifically, the ASR, TTS and communications industries are characterized by rapid technological change. Competition in the speech-enabled technologies market is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technologies or material improvements to existing technologies and products by our competitors may render our Core Technologies and products less attractive or even obsolete. Accordingly, our success will depend upon our ability to continually enhance our Core Technologies and the applications and products based thereon in order to keep pace with or stay ahead of competitor's technological developments and to address the changing needs of the marketplace. Barriers to entry in the software industry are low, and as the market for various speech-enabled products expands and matures, we expect more entrants into this already competitive arena.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause a decline in demand for, and the prices of, our products.

      A number of companies have developed, or are expected to develop, products that compete with our products. Significant competitors in the voice interface software market include IBM, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International, Nuance, ScanSoft and Voice Signal. We expect additional competition from other companies such as Microsoft, which has recently made investments in and acquired voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their speech and language technology products to address the needs of our prospective customers.

      Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly to new technologies, evolving industry trends and standards, or customer requirements than we do, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, and competition may intensify and may harm our business and business prospects.

Our failure to respond to rapid change in the speech-enabled technologies market could cause us to lose revenue and could harm our business.

      The speech-enabled technologies industry is rapidly evolving. Our success will depend substantially upon our ability to enhance our existing Core Technologies and products and to develop and introduce, on a timely and cost-effective basis, new technologies, products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing Core Technologies and products with sales of new products, our business and business prospects will suffer.

      Commercial acceptance of our products and Core Technologies will depend, among other things, on:

     1. the ability of our products and Core Technologies to meet and adapt to the needs of our target markets;

     2. the performance and price of our Core Technologies and products in comparison with our competitors' technologies and products and prices; and

     3. our ability to deliver customer services directly and through our resellers.

Any software defects in our products could harm our business and could result in litigation.

      Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs and, as a result, products may take longer to develop and release than expected. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers or customers of third party integrators and resellers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages. Although we are not currently involved in or aware of litigation relating to defects in our products, there can be no assurance that claims of defects will not arise at a later time, which could result in costly and time-consuming litigation.

In order to increase our international sales, we must increase the foreign language capacities of our products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy, which could delay our ability to achieve significant revenues from international sales.

      We intend to expand our international sales, which requires us to invest significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of products and applications that allow end users to speak the local language or dialect and be understood and authenticated. If we fail to develop additional foreign language capacity of our products and applications, our ability to address international market opportunities and to grow our business will be limited.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

      Our growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business, product development, and marketing activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial, managerial, and marketing information systems, or to hire, train, motivate or manage our employees, our business could be harmed.

We may incur a variety of costs to engage in future acquisitions of companies, products, or technologies, and the anticipated benefits of those acquisitions may never be realized.

      We may make acquisitions of, or significant investments in, complementary companies, products or technologies, such as the recent purchase of assets from Force Computers, Inc., discussed elsewhere herein. Any future acquisitions would be accompanied by risks such as:

     . difficulties in assimilating the operations and employees of acquired companies;

     .    diversion  of  our   management's   attention  from  ongoing  business
          concerns;

     . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

     .    additional expense associated with amortization of acquired assets;

     .    maintenance  and  implementation  of  uniform   standards,   controls,
          procedures and policies; and

     . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

      We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

      We intend to hire additional employees, including software engineers, sales and marketing employees, and operational employees. Competition for hiring these individuals is intense, especially in the Salt Lake City and Boston areas where our primary product development, marketing, and sales teams are located, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

The price of our common stock is volatile, and an investor may not be able to resell our shares at or above the purchase price.

      In recent years, the stock market in general, and the OTC Bulletin Board and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of operating results.

Our operations and financial condition could be adversely affected by our failure or inability to protect our intellectual property or if our technologies are found to infringe the intellectual property of a third party.

      Dependence on proprietary technology

      Our success is heavily dependent upon our proprietary technology including our Core Technologies. Certain elements of our Core Technologies are the subject of seven patents issued and allowed by the United States Patent and Trademark Office and 11 other patent applications now pending. In addition to our patents, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Such means of protecting our proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that we take, it may be possible for unauthorized third parties to duplicate aspects of our technologies or the current or future products or technologies of our business units or to obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Although we are not currently involved in or aware of any litigation to enforce our intellectual property rights, there can be no assurance that we will not need to initiate enforcement litigation at a later time, which would be costly and time-consuming.

     Risks of our infringement upon the technology of unrelated parties or entities

      We are not aware and do not believe that any of our technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to our current or future technologies or products or products manufactured by others and incorporating our Core Technologies. We expect that developers of speech-enabled technologies increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Responding to any such claims, whether or not they are found to have merit, could be time consuming, result in costly litigation, cause development delays, or require us to enter into royalty or license agreements. Royalty or license agreements may not be available on acceptable terms or at all. Although we are not currently engaged in or aware of any litigation relating to infringement of the technology of others, there can be no assurance that we will not become involved in litigation. As a result, infringement claims could have a material adverse effect on our business, operating results, and financial condition.

We are subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom we depend, in part, for our operations, will cease to be involved with us. The loss of any of these individuals could have a material adverse impact on our present business and business development efforts.

     We are dependent on the knowledge, skill and expertise of several key scientific and business development employees, including Dale Lynn Shepherd, Mark Hamilton, R. Brian Moncur, Doug Jensen, Edward A. Bruckert, K. H. Loken-Kim, Kirk Flygare and Kirk Feller.; independent contractors including C. Hal Hansen, Tony R. Martinez, Ph.D., and Rolf-Juergen Bruess; and executive officers, including Thomas A. Murdock, Roger D. Dudley, John A. Oberteuffer, Ph.D., and William A. Maasberg, Jr. The loss of any of the key personnel listed above could materially and adversely affect our future business efforts. Although we have taken reasonable steps to protect our intellectual property rights including obtaining non-competition and non-disclosure agreements from all of our employees and independent contractors, if one or more of our key scientific employees, executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on our business. We do not presently have any key man life insurance on any of our employees except Mr. Dudley, for whom we carry a policy with a face amount of $4,000,000. We are the named beneficiary.

Our charter and bylaws and Delaware law contain provisions which may delay or prevent a change of control, which could dissuade an interested third party from acquiring control of us by making a tender offer for outstanding shares of our common stock.

      Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of Class A common stock. These provisions include:

     1. procedures for advance notification of stockholder nominations and proposals; and

     2. the ability of the board of directors to alter our bylaws without stockholder approval.

      In addition, the board of directors has the authority to issue up to 50,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The board of directors utilized this right when approving and issuing the Series A through Series F preferred stock. The issuance of preferred stock, while providing flexibility in connection with financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We have no dividend history and have no intention to pay dividends in the foreseeable future.

      We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future.

We recently have terminated our engagement of Arthur Andersen and engaged Hansen Barnett & Maxwell as our new independent public accountant, which may impair our access to capital markets and timely financial reporting.

      On March 14, 2002, Arthur Andersen LLP ("Andersen"), our independent public accountant for each of the three years ended December 31, 2001, was indicted by the U.S. Department of Justice on one charge of obstruction of justice in connection with its role as auditor for Enron Corp. In June 2002, Andersen was found guilty and has appealed the conviction. Andersen also indicated that it would cease practicing before the U.S. Securities and Exchange Commission as of August 31, 2002, or such other date as the SEC determines. While we are unable to predict the impact of the conviction and Andersen's cessation to practice before the SEC on Andersen, it is possible that such indictment or actions may cause Andersen to file for bankruptcy protection, cease or curtail the conduct of its business, lose remaining key personnel or merge with or be acquired by another firm.

      The SEC has stated that it will continue accepting financial statements of an issuer that was audited by Andersen after March 14, 2002, so long as Andersen is able to make representations to the issuer that Andersen's audit of the issuer's financial statements was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit. Even though Andersen completed its audit of our financial statements for the year ended December 31, 2001, prior to its indictment on March 14, 2002, Andersen provided us with a letter containing such representations with respect thereto.

      We terminated our engagement of Andersen as our independent public accountant on July 16, 2002, and have engaged Hansen Barnett & Maxwell ("HBM")as our independent public accountants to review our interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. Any delay that HBM faces in becoming sufficiently acquainted with our business to enable us to file our financial statements with the SEC by the usual filing dates or in obtaining information from Andersen relating to prior financial statements or reports could cause investors to receive our audited financial information later than they usually would, which may have a negative impact on the market prices for our securities or impair our access to capital markets.

Because Andersen did not consent to the inclusion of their Audit Report in this registration statement and prospectus, investors will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein. Additionally, if Andersen files bankruptcy, investors may not be able to recover against Andersen.

      Our consolidated financial statements at December 31, 2001, and for each of the three years in the period ended December 31, 2001, which are included in the registration statement of which this prospectus forms a part, have been audited by Andersen as set forth in their report thereon. Prior to the filing of the registration statement of which this prospectus is a part, Andersen was indicted in connection with its rendering of services to Enron Corp. In connection with its indictment and subsequent conviction, Andersen has stated its intention to withdraw from practice before the SEC. Based on these factors, together with the fact that the Andersen audit partner formerly assigned to our account has left Andersen and a statement to us by a representative of Andersen that Andersen is unwilling to provide consents for inclusion of audit reports in an issuer's registration statement where the Andersen audit partner is no longer employed by Andersen, we were unable to obtain Andersen's consent to the inclusion of its Audit Report dated February 26, 2002, in the registration statement of which this prospectus forms a part. Accordingly, we have dispensed with the requirement to file Andersen's consent as permitted by Rule 437a promulgated under the Securities Act. Because Andersen has not consented to being named as having prepared or certified those financial statements within the meaning of Sections 7 and 11 of the Securities Act, investors will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

In addition, in the event Andersen files for bankruptcy protection or ceases the conduct of its business, investors in our securities may not have the ability to recover against Andersen for any claims they may have under securities or other laws as a result of Andersen's activities as our independent public accountant. Further, if Andersen files for bankruptcy protection or ceases the conduct of its business, we may not be able to recover against Andersen for any claims we may have under the securities or other laws as a result of Andersen's activities as our independent public accountant.

We are currently engaged in litigation relating to claims for finders fees owed by us. An adverse ruling could require us to pay fees which could have an adverse effect on our financial position. Additional litigation also could have an adverse effect on our financial position.

      In November 1998, we filed a lawsuit against John R. Clarke and Perpetual Growth Fund, a company affiliated with Clarke, in Federal Court for the Central District of Utah seeking a declaratory judgment that we did not owe any money to Clarke and his company relating to certain financing we received during 1998 and thereafter. The case was tried in March 2001, after which the court ruled in our favor and determined that Clarke and his company had no claims for additional fees. Clarke and his company appealed the trial court's decision to the United States Court of Appeals for the Tenth Circuit, but that court has not yet rendered its decision. If that court finds that we owe additional funds to Clarke, or if that court remands the case and the trial court subsequently determines that we owe additional funds to Clarke, that ruling could have a material adverse effect on our financial position.

      Additionally, we are is involved in other claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not materially affect our consolidated financial position, liquidity. or results of operations. Nevertheless, additional claims or litigation may arise in the future, the resolution of which could have a material adverse effect on our financial position.

There may be additional unknown risks which could have a negative effect on us and our business.

      The risks and uncertainties described in this section are not the only ones facing Fonix. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the foregoing risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline.

                       Information about Fonix Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

THIS STATEMENT OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD- LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE ANTICIPATE, AND WHICH ARE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

To date we have earned only limited revenue from operations and we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements.

Overview

      Since inception, we have devoted substantially all of our resources to research, development and acquisition of software technologies that enable intuitive human interaction with computers, consumer electronics, and other intelligent devices. Through June 30, 2002, we have incurred significant cumulative losses, and losses are expected to continue until the effects of recent marketing and sales efforts begin to take effect, if ever. We continue to emphasize product delivery and sales while achieving technology upgrades to maintain our perceived competitive advantages.

      We incurred negative cash flows from operating activities of $8,307,493 during the six months ended June 30, 2002. Sales and licensing of products based on our technologies have not been sufficient to finance ongoing operations. As of June 30, 2002, we had negative working capital of $8,465,874 and an accumulated deficit of $179,296,449. We have drawn all capital available under our Initial and Second Equity Lines. While a Third Equity Line is in place, it is unavailable to us until the registration statement of which this prospectus is a part is declared effective. Our continued existence is dependent upon several factors, including our success in (1) increasing license, royalty, product, and services revenues, (2) raising sufficient additional debt and equity funding and (3) minimizing and reducing operating costs. Until sufficient revenues are generated from operating activities, we expect to continue to fund our operations through the sale of our equity and debt securities.


      We have experienced slower development of markets for speech applications than we had anticipated as a result of several factors. First, the limited resources with which we have been operating (due to the delay in accessing funds from the third equity-line) have hampered our ability to aggressively support marketing and sales as originally anticipated. Next, the time and resources required to develop certain applications have been greater than originally anticipated, and, with limited resources available, we have not been able to expedite such development. Further, the ongoing economic slowdown has slowed customer acceptance in target markets, especially in the telecommunications sector where previously expected recovery has yet to materialize, but has deteriorated further. Each of these factors had a significant impact on our ability to achieve significant growth in the markets we have chosen to develop. The emergence of these conditions has resulted in our reducing our emphasis on consumer applications because of the significant resources required to develop retail markets, to reduce its development and marketing efforts in the computer telephony and server-based markets, and to increase its emphasis and focus on mobile and wireless applications, automotive speech interface solutions and assistive markets, where we believe we enjoy the greatest technological and market advantage.


      In our current marketing efforts, we seek to form relationships with third parties who can incorporate our speech- enabling technologies into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, collaboration or joint marketing agreements, co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom Fonix presently has such relationships and with which we may have similar relationships in the future include developers of application software, operating systems, computers, microprocessor chips, consumer electronics, automobiles, telephony and other products.

      We are currently in negotiation with customers and potential customers to enter into additional third-party licensing, collaboration, co-marketing and distribution arrangements.


           We assess unamortized capitalized computer software costs for possible write down based on net realizable value of each related product. Net realizable value is determined based on the estimated future gross revenues from a product reduced by the estimated future cost of completing and disposing of the product, including the cost of performing maintenance and customer support.

           In order to assess future gross revenues, we have evaluated the life cycle of our products and the periods we will receive revenues from them. Mass-market deployment of speech applications, solutions and interface products is an emerging market, especially for the speech solutions we develop and market. Certain speech products, specifically those which are useful in the tele-communciations segment, have been severely impacted by anemic market conditions over the past 18 to 24 months. However, speech applications and interface solutions useful in such devices as smart-phones, PDAs, cell phones, assistive devices for the sight-impaired, and other mobile and



Significant Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant accounting policies and areas where substantial judgements are made by management include:


     Intangible and Long-lived Assets - Intangible assets consist of goodwill, purchased Core Technologies (capitalized computer software costs), customer relationships, trademarks and patents. Goodwill and intangible assets deemed to have indefinite lives, currently trademarks, are no longer amortized, but are subject to annual impairment tests. Other intangible assets are amortized over their estimated useful lives. Amortization of intangible assets is computed on a straight-line basis over their estimated useful lives, which range from one to ten years.

           The carrying values of our intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, we would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections for capitalized computer software costs indicate that their carrying value would not be recoverable, their carrying value would be reduced by the excess of the carrying value over the projected undiscounted cash flows. If projections indicate that the carrying value of the other long-lived assets would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.


      During the fourth quarter of 2001, we determined that goodwill recorded in connection with our handwriting recognition ("HWR") technology was impaired due to the expiration or termination of related customer license agreements and insufficient funding to further develop or market the technology or pursue other prospects for future revenue generation. Accordingly, the unamortized balance of $2,056,295 relating to our HWR technology was charged to expense in 2001.

      We did not consider any of our other intangible or long-lived assets to be impaired at June 30, 2002. However, should our marketing and sales plans not materialize in the near term, the realization of our intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on our estimates of realizability, which estimates may change due to factors beyond our control.

      Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on our financial position and results of operations.

      SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The Company adopted the provisions of SFAS No. 142 in its entirety on January 1, 2002. Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets. There was no impairment of goodwill or intangible assets upon adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company also reassessed the estimated useful lives of intangible assets subject to amortization.

      Intangible assets consist of purchased core technology, customer relationships, trademarks, patents and goodwill arising from the purchase of assets from Force Computers, Inc., and the acquisition of AcuVoice, Inc. Also included are direct costs incurred by the Company in applying for patents covering its internally developed technologies. As of June 30, 2002 and December 31, 2001, amortized intangible assets consisted of the following:



                                       June 30, 2002                                     December 31, 2001
                             ------------------------------------------  --------------------------------------------------
                                   Gross                                         Gross
                                 Carrying           Accumulated                Carrying                 Accumulated
                                  Amount            Amortization                Amount                  Amortization
                             ----------------  ------------------------  -----------------------   ------------------------
Purchased core technologies  $     12,127,000  $            (6,062,450)  $            12,127,000   $            (5,316,200)
Customer relationships                306,000                  (15,300)                  306,000                          -
Patents                               164,460                 (155,488)                  164,460                  (145,523)
                             ----------------  ------------------------  -----------------------   ------------------------
Total                        $     12,597,460  $            (6,233,238)  $            12,597,460   $            (5,461,722)
                             ================  ========================  =======================   ========================

           In addition, the Company has trademarks not subject to amortization, recorded at a carrying value of $42,000 at June 30, 2002 and December 31, 2001. This asset is considered to have an indefinite useful life.

           Amortization of intangible assets is computed on a straight-line basis over their estimated useful lives, which range from one to ten years. As of January 1, 2002, the weighted-average amortization periods were as follows: total - 4.6 years, purchased core technologies - 4.0 years, customer relationships - 10.0 years, and patents - 0.8 years. Intangible assets subject to amortization will not have any significant residual value at the end of their estimated useful lives. Estimated future amortization expense for intangible assets subject to amortization is as follows:


For the Year Ended December 31,                            Amount
                     2002                                 $ 770,552
                     2003                                 1,523,100
                     2004                                 1,523,100
                     2005                                 1,523,100
                     2006                                   403,900


           The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event were to occur, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections for capitalized computer software costs indicate that their carrying value would not be recoverable, their carrying value would be reduced by the excess of the carrying value over the projected undiscounted cash flows. If projections indicate that the carrying value of the other long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.


           During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess its goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment, and therefore management of the Company did not consider goodwill or other intangible assets to be impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's goodwill and other intangible assets could be severely and negatively impacted. The assessment of impairment is based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company.


           Goodwill amortization expense was $514,773 during the six months ended June 30, 2001 and $1,029,545, $1,029,545 and $1,189,896 during the years ended December 31, 2001, 2000 and 1999, respectively. The effects on loss before extraordinary item, net loss and basic and diluted loss per share of excluding such goodwill amortization for the six months ended June 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999 are as follows:


                                        For the Six Months Ended           For the Years Ended December 31,
                                      ------------------------------ ---------------------------------------------
                                      June 30, 2002  June 30, 2001        2001            2000           1999
                                      -------------- --------------- --------------- --------------- -------------
Loss before extraordinary item, as
  reported                            $(11,680,077)  $ (10,792,382)  $ (24,566,807)   $(22,810,677)  $(22,136,276)
Loss before extraordinary item,
  excluding goodwill amortization     $(11,680,077)  $ (10,277,609)  $ (23,537,262)   $(21,781,132)  $(20,946,380)
                                      ============== =============== =============== =============== =============
Net loss, as reported                 $(11,680,077)  $ (10,792,382)  $ (24,566,807)   $(22,761,229)  $(21,662,419)

Add back goodwill amortization                    -         514,773       1,029,545       1,029,545     1,189,896
                                      -------------- --------------- --------------- --------------- -------------
Net loss, excluding goodwill          $(11.680,077)  $ (10,277,609)  $ (23,537,262)  $ (21,731,684)  $(20,472,523)
  amortization
                                      ============== =============== =============== =============== =============
Basic and diluted loss per share:

   Loss before extraordinary item,    $      (0.03)  $       (0.05)  $       (0.10)  $       (0.16)     $  (0.32)
     as reported
   Loss before extraordinary item,
     excluding goodwill amortization  $      (0.03)  $       (0.05)  $       (0.10)  $       (0.15)     $  (0.30)
                                      ============== =============== =============== =============== =============
   Net loss, as reported              $      (0.03)  $       (0.05)  $       (0.10)  $       (0.16)     $  (0.31)
   Net loss, excluding goodwill
     amortization                     $      (0.03)  $       (0.05)  $       (0.10)  $       (0.15)     $  (0.29)
                                      ============== =============== =============== =============== =============

           In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Our adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. Our adoption of this statement on January 1, 2002, did not have a material effect on our financial position or results of operations.

           In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishments such that they are not required to classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This standard will apply to transactions occurring after December 31, 2002. Our adoption of this standard in 2003 is not expected to have a material effect on our financial position or results of operations.

           In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. We will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. Our adoption of this standard is not expected to have a material effect on our financial position or results of operations.

           Revenue Recognition - We recognize revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. We generate revenues from licensing the rights to our software products to end users and from royalties. We also generate service revenues from the sale of consulting and development services.

           Revenues of all types are recognized when contingencies such as conditions of acceptance of functionality, rights of return, price protection, etc. are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

           Revenue for products distributed through wholesale and retail channels and resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Revenue is recognized when the right of return on such products has expired, typically when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective. Price protection is offered to distributors in the event we reduce the price on any specific product. Such price protection is generally offered for a specific time period in which the distributor must make a claim. Resulting revenue recognized reflects the reduced price. Slotting fees paid by the Company for favorable placement in retail outlets are recorded as a reduction in gross revenues.

           Revenues from licenses and royalties are recognized upon shipment of the software by the Company or by the vendor. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, upgrades, etc. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the contract.

           Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements, and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed and other related factors.

           Deferred revenue at June 30, 2002, and December 31, 2001, consisted of the following:



                                                                                          June 30,       December
Description                                   Criteria for Recognition                      2002         31, 2002
-----------                                   ------------------------                  -------------  --------------
Deferred unit royalties and                   Delivery of units to end users or         $     978,062  $     945,814
licence fees                                  expiration of contract
                                               Completion of work and acceptance              125,000         62,500
Engineering projects not                      of completed work by customer
completed
Deferred customer support                     Expiration of period covered by                  31,729         41,535
                                              support agreement
Total deferred revenue                                                                  $   1,134,791  $   1,049,849



           Cost of revenues from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, licensed technology and other related costs. Cost of service revenues consists of personnel compensation, licensed technology and other related costs.

           Software application development costs - We have not capitalized the cost of development of specific software applications due to uncertainty of recovery of such costs. While we believe the carrying value of our core technology assets is recoverable, we are uncertain regarding the recoverability of ongoing development costs for specific software applications; therefore, such costs are charged as operating expenses in the period in which they are incurred.

           Stock-based Compensation Plans - We account for our stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of our common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the quoted fair value of our common stock, and is recognized on the date of award or purchase. SFAS No. 123, "Accounting for Stock Based Compensation", requires pro forma information regarding net loss and net loss per common share as if we had accounted for our stock options granted under the fair value method.

           We account for our stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

           The estimated fair value of stock-based compensation issued to non-employees is subject to assumptions made regarding risk-free interest rates, expected exercise lives and volatility. Actual results could differ from these estimates.

           Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics.

Results of Operations

Fiscal Year 2001 Compared to 2000

           During 2001, we recorded revenues of $607,644, a decrease of $49,209 from $656,853 for 2000. The decrease in 2001 was due in part to the poor economic conditions in the telecommunications sector of the economy, where much of our revenue has been generated in the past. Furthermore, sales and marketing efforts have not yet increased revenues, in spite of considerable progress in developing partnerships in key markets. Also, certain advance payments received for royalties have not yet been recognized.

           Cost of revenues was $185,817 in 2001, an increase of $158,391 from $27,436 in 2000. The increase is the result of costs of engineering projects completed and recorded in 2001. The resulting decrease in gross profit margin is a result of the increase in cost of engineering services on these projects.

           Selling, general and administrative expenses were $11,651,565 for 2001 and $10,722,313 for 2000, an increase of $929,252. The change is a result of increases of $1,492,025 in compensation-related expenses due to personnel added for sales and marketing efforts, $199,012 in occupancy costs, $496,518 in legal fees related to acquisition, regulatory filing, litigation, intellectual property protection, and other general corporate activities, $480,452 in travel-related expenses and $421,550 in promotion and advertising expenses resulting from increased sales and marketing efforts. These increases were offset, in part, by a decrease of $2,033,024 in consulting and outside services incurred in 2000 but not repeated in 2001 and a decrease of $51,731 in other operating expenses.

           We incurred research and product development expenses of $8,119,924 during 2001, an increase of $2,248,510 from 2000. The greatest portion of this increase was a result of $2,043,181 in additional compensation-related expenses incurred by adding engineering and product development personnel for development of product applications and solutions. In addition to this increase, $299,864 of additional expenses were incurred by consultants and outside service providers in development of speech-enabling applications and solutions for customers. Future development efforts will continue to focus on product applications and solutions utilizing the speech-enabling technologies developed to date.

           In 2001, we recognized an impairment of goodwill related to HWR technology that was acquired in 1998. Without immediate customer prospects, we have chosen not to provide further funding to develop the market or the HWR technology at this time. Accordingly, we determined that the related goodwill is impaired and the unamortized balance of $2,056,295 was expensed in 2001 . Even though the value of this technology has been reduced to $0 for financial reporting purposes, we will continue to evaluate opportunities for licensing this technology to others in the future.

           Net other expense was $173,221 for 2001, a decrease of $3,818,127 from 2000. Financing activities in 2001 were accomplished through equity lines of credit rather than debt securities or preferred stock. Accordingly, interest expense incurred in 2001 was $3,818,309 less than in 2000. A beneficial conversion feature of $3,447,623 was recorded in 2000 in connection with the issuance of a convertible promissory note, along with other interest incurred on the obligation. Interest income decreased by $58,910 due to lower cash balances maintained throughout the year.

Fiscal Year 2000 Compared to 1999

           The results of operations disclosed below give effect to the sale of our Healthcare Solutions Group ("HSG") in September 1999 and the classification of the HSG's net assets and operating activities as discontinued operations.

           During 2000, we recorded revenues of $656,853, an increase of $217,346 from $439,507 for 1999. The increase in 2000 resulted primarily from increased activity in licensing of TTS for telephony applications. Cost of revenues was $27,436 in 2000 and $24,932 in 1999, an increase of $2,504. However, the increase in related gross revenue resulted in an increase in gross margin of $214,842. The increase in gross margin resulted from the relatively low cost of delivering TTS technology licenses that represented most of the increase in gross revenue.

           Selling, general and administrative expenses were $10,722,313 for 2000 and $9,498,753 for 1999, an increase of $1,223,560. Excluding a compensation charge in 1999 in the amount of $1,443,300 for obligations to certain executives for expenses incurred on our behalf, the increase from 1999 was actually $2,666,860. The increase was due to consulting expense of $2,294,756 resulting from compensation paid in shares of Class A common stock for services rendered to us by outside consultants. Also contributing to the increase was other compensation expense in the amount of $628,000 incurred as a result of the exercise of stock appreciation rights. Other changes resulting from sales and marketing activity undertaken by us as indicated by the marketing strategy described above were not significant in 2000.

           We incurred product development and research expenses of $5,871,414 during 2000, a decrease of $2,037,814 from 1999. This decrease was due to the ongoing effects of management's cost reduction initiatives implemented in 1999 and the transition of emphasis from research and development towards sales and marketing. We also experienced decreases in product development and research costs as we completed development of certain TTS and ASR products.

           Net other expense was $3,991,348 for 2000, an increase of $292,559 from 1999. Interest income increased by $44,260 from earnings on the funds held in escrow in connection with the sale of the HSG. Interest and related finance charges increased by $367,644 as a result of debt financing activities. Included in interest expense are charges resulting from beneficial conversion features incurred in connection with a convertible promissory note in the amount of $3,447,623 in 2000 and the Series C convertible debentures in the amount of $1,750,000 in 1999.

Three months ended June 30, 2002, compared with three months ended June 30, 2001

           During the three months ended June 30, 2002, we recorded revenues of $679,197, reflecting an increase of $571,629 over the same period in the previous year. The increase in revenue is related to the licensing of TTS applications to customers in assistive markets made possible through the acquisition of assets and technology rights in December 2001. Cost of revenues were $140,325, an increase of $127,803, resulting from increased cost of services performed in custom engineering activities and cost of hardware sales related to revenue generated in assistive markets through our original equipment manufacturer ("OEM") sales channels that were new to us in 2002.

           Selling, general and administrative expenses were $3,383,999 and $3,306,800 for the three months ended June 30, 2002 and 2001, respectively. The increase of $77,199 includes increases of $142,527 in compensation-related expenses, $87,606 in consultants, outside services and promotional expenses, $33,159 in occupancy charges and $24,277 in other operating expenses, all of which are related to increases in sales, marketing and business development personnel, and efforts related to increased marketing and promotional activities. Administrative expenses were also increased by $54,779 for costs related to the preparation of filings and materials for the annual shareholders meeting that were incurred in the third quarter of 2001. These increases were offset by decreases of $179,220 in legal and accounting fees resulting from fewer regulatory filings completed during the period and $82,468 in travel and entertainment expenses.

           Product development and research expenses were $2,590,988 and $2,483,627 for the three months ended June 30, 2002 and 2001, respectively, reflecting an increase of $107,361. Increased internal resources and development expertise resulted in an increase of $321,788 in conpensation-related expenses. This internal capacity allowed us to reduce our reliance on external service providers in the second quarter resulting in a decrease of $132,308 in consultants and outside service expenses and $72,577 in other operating expenses related to the purchase of software licenses and related services.

           Amortization of intangible assets was $380,775 and $607,137, for the three months ended June 30, 2002 and 2001, respectively. The decrease of $226,362 is a result of the write down of certain intangible assets in 2001 and the change in accounting for amortization of goodwill dictated by SFAS No. 142. Based on the value of current intangible assets, we expect amortization expense to be approximately $762,000 for the remainder of 2002 and $1,524,000 per year thereafter until the underlying assets have been completely amortized.

Six months ended June 30, 2002, compared with six months ended June 30, 2001

           During the six months ended June 30, 2002, we recorded revenues of $977,981, reflecting an increase of $737,700 over the same period in the previous year. The increase in revenue is related to the licensing of TTS applications to customers in assistive markets made possible through the acquisition of assets and technology rights in December 2001. Cost of revenues were $158,330, an increase of $138,809, resulting from increased cost of services performed in custom engineering activities and increased cost of hardwares sales related to the revenue generated in assistive markets through our OEM sales channels that are new to us in 2002.

           Selling, general and administrative expenses were $6,577,793 and $5,453,702 for the six months ended June 30, 2002 and 2001, respectively. The increase of $1,124,091 includes increases of $447,419 in compensation-related expenses, $193,903 in consultants, outside services and promotional expenses, $73,083 in occupancy charges and $481,293 in other operating expenses that are all related to increases in sales, marketing and business development personnel, and efforts related to increased marketing and promotional activities as well as expansion into assistive markets. Administrative expenses were also increased by $120,000 in consulting fees related to strategic planning and financing efforts and $53,510 for costs related to the preparation of filings and materials for the annual shareholders meeting that were incurred in the third quarter of 2001. These increases were offset by decreases of $154,879 in legal and accounting fees resulting from fewer regulatory filings completed during the period and $99,771 in travel and entertainment expenses.

           Product development and research expenses were $4,718,252 and $4,139,276 for the six months ended June 30, 2002 and 2001, respectively, reflecting an increase of $578,976. Increases of $669,567 in compensation-related expenses and $45,697 in consultants and outside services reflect our efforts to increase our capacity to develop speech-enabling solutions as well as the additional employees added in connection with the acquisition from Force Computers, Inc. These increases were offset by a decrease of $137,138 in occupancy and other operating expenses resulting from reductions in the purchase of software licenses and related services.

           Amortization of intangible assets was $761,550 and $1,214,273, for the six months ended June 30, 2002 and 2001, respectively. The decrease of $452,723 is a result of the write down of certain intangible assets in 2001 and the change in accounting for amortization of goodwill dictated by SFAS No. 142. Based on the current intangible assets, we expect amortization expense to be approximately $762,000 for the remainder of 2002 and $1,524,000 per year thereafter until the underlying assets have been completely amortized.

Selected Quarterly Operations Data

           The following tables set forth selected unaudited statement of operations data for the quarters ended June 30 and March 31, 2002, and each of the quarters in the years ended December 31, 2001 and 2000. This data has been derived from our unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in connection with the financial statements and the related notes. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Conclusions about our future results for any period should not be drawn from the selected unaudited statement of operations data, either for any particular quarter or taken as a whole.

                                                    For the Quarter Ended
                                             ------------------------------------
                                              March 31, 2002     June 30, 2002
                                             ------------------ -----------------
                                                         (Unaudited)
                                             ------------------ -----------------
Net sales                                    $        679,197   $       298,785

Loss before equity in net loss of affiliate        (5,450,868)       (5,796,263)

Net loss                                           (5,679,174)       (6,000,903)

Basic and diluted loss before
extraordinary item per common share                     (0.01)            (0.01)

Basic and diluted loss per common share                 (0.01)            (0.01)

                                                               For the Quarter Ended
                                         -------------------------------------------------------------------
                                           March 31,       June 30,       September 30,      December 31,
                                             2001            2001             2001              2001
                                         --------------  --------------  ---------------  ------------------
                                                                    (Unaudited)
                                         --------------  --------------  ---------------  ------------------

Net sales                                $     132,713   $      107,568  $       265,646  $         101,717

Loss before equity in net loss of
affiliate and
   extraordinary item                      (4,248,617)      (6,349,338)      (5,744,452)        (7,690,262)

Net loss                                   (4,248,617)      (6,543,765)      (5,931,343)        (7,843,082)

Basic and diluted loss before
extraordinary
  item per common share                         (0.02)           (0.03)           (0.02)             (0.03)

Basic and diluted loss per common share         (0.02)           (0.03)           (0.02)             (0.03)


                                                              For the Quarter Ended
                                         -----------------------------------------------------------------
                                           March 31,       June 30,     September 30,   December 31, 2000
                                             2000            2000            2000
                                         --------------  -------------  ---------------  -----------------
                                                                   (Unaudited)
                                         --------------  -------------  ---------------  -----------------

Net sales                                $      56,447   $     143,825  $      172,222   $        284,359

Loss before equity in net loss of
affiliate and
  extraordinary item                       (5,819,130)     (4,778,159)     (8,451,438)        (3,761,950)

Net loss                                   (5,787,153)     (4,731,272)     (8,451,438)        (3,791,366)

Basic and diluted loss before
extraordinary                                   (0.06)          (0.03)          (0.05)             (0.02)
  item per common share

Basic and diluted loss per common share         (0.06)          (0.03)          (0.05)             (0.02)

Liquidity and Capital Resources


           While we anticipate that revenues will increase during the next 12 months, we must raise additional funds to be able to satisfy our cash requirements. Research and development, corporate operations and marketing expenses will continue to require additional capital. Because we presently have only limited revenue from operations, we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements until such time as existing third-party licensing, collaboration or co-marketing arrangements generate substantially greater revenues and we are able to enter into additional third-party licensing, collaboration or co-marketing arrangements which generate revenues such that we will be able to finance ongoing operations from license, royalty, product, and services revenues. There can be no assurance that we will be able to generate substantial revenues from such agreements. Furthermore, the issuance of equity or debt securities which are or may become convertible into our equity securities in connection with such financing could result in substantial additional dilution to our stockholders and declining market values of our shares may limit the funds that are available to us in this manner. We currently have drawn all available funds on existing equity lines, but we recently entered into a Third Equity Line with the Selling Shareholder under which we intend to issue up to 200,000,000 shares of our Class A common stock subject to the registration statement of which this prospectus is a part. We currently have no alternative plans for funding our operations other than issuance of debt and equity securities, but we continue to explore other options for additional funding for our operations. Our shareholders recently approved an increase of 300,000,000 Class A common shares in order to facilitate our current funding process.

           Until the registration statement of which this prospectus is a part is declared effective by the Commission, we are unable to draw funds from the Third Equity Line. Consequently, our cash resources are limited to collections from customers, which are not sufficient to cover our operating expenses. As a result, payments to employees and vendors have been delayed since June 2002. Employees have been paid through June 15, 2002. Subsequent to June 30, 2002, advances have been made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $158,000 have been made on this basis through October 15, 2002.

Through October 24, 2002, forty-one employees of Fonix have quit or been terminated since July 1, 2002. No stoppage in work has occurred as a result of nonpayment or delayed payment of compensation to date, nor have deliveries to customers been effected. Certain payments to vendors deemed to be critical to our ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At October 15, 2002, unpaid compensation payable to current and former employees amounts to approximately $2,897,000 and vendor accounts payable amount to approximately $2,602,000. We are not in default under the terms of any material agreements.

           In order to meet some of some of our ongoing operating obligations, on October 11, 2002, we entered into an agreement with Breckenridge Fund, LLC, an unaffiliated third party, for the sale of our Series D 12% Convertible Debentures in an aggregate principal amount of $1,500,000. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest. See additional description of Series D Convertible Debenture below.

           We had $607,644 in revenue and a comprehensive loss of $24,563,966 for the year ended December 31, 2001 and $977,981 in revenue and a comprehensive loss of $11,708,314 for the six months ended June 30, 2002. Net cash used in operating activities of $8,307,493 for the six months ended June 30, 2002, resulted principally from the net loss incurred of $11,680,077 offset by non-cash expenses pertaining to depreciation and amortization of $952,027 and equity in net loss of affiliate of $432,946. Net cash used in investing activities of $895,880 for the six months ended June 30, 2002 consisted primarily of advances under a convertible note payable of $805,000. Net cash used in operating and investing activities was offset by net cash provided by financing activities of $9,040,887 consisting primarily of the receipt of $10,122,346 in cash related to the sale of shares of Class A common stock offset, in part, by $1,420,000 in payments on notes payable.


           We had negative working capital of $8,465,874 at June 30, 2002, compared to negative working capital of $6,102,151 at December 31, 2001. Current assets decreased by $838,066 to $406,701 from December 31, 2001, to June 30, 2002. Current liabilities increased by $1,525,657 to $8,872,575 during the same period. The change in working capital from December 31, 2001 to June 30, 2002, was primarily attributable to the timing of payments on operating obligations such as accounts payable and accrued liabilities, and receipts of funding under our equity lines of credit. Total assets were $13,984,525 at June 30, 2002, compared to $15,068,538 at December 31, 2001.

Convertible Notes Receivable

           On December 1, 2001, Fonix, as lender, established a revolving line of credit and convertible promissory note with Unveil Technologies, Inc. ("Unveil"), that permits Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management (CRM) applications. We intend to obtain a license to Unveil's applications when completed and we have made the loan to Unveil to facilitate and expedite the development and commercialization of Unveil's voice-enabled CRM software. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning September 30, 2002. The balance due under the line of credit is secured by Unveil's CRM software and related source code held in escrow and other assets of Unveil. We are a senior creditor to Unveil. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of Unveil at our option. Based upon borrowings through June 30, 2002, such conversion at that date would have represented approximately 12 percent of the ownership of Unveil.


           During the six months ended June 30, 2002, Unveil drew $805,000 on the line of credit, bringing total draws on the line of credit to $1,435,000 as of June 30, 2002. Subsequent to June 30, 2002, Unveil drew an additional $115,000.


Investment In Audium Corporation

           In February 2001, we entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML applications and interface solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of our technologies with Audium's mobile applications development capability.

           Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, we advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of five percent per annum, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock") and is secured by Audium's intellectual property.

           Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months and six months ended June 30, 2002, we recorded interest income of $9,519 and $19,038, respectively, including contractual and imputed interest. As of June 30, 2002, the balance of the Audium Note was $331,345, net of the unaccreted discount of $68,655.

           Investment in Affiliate - In April 2001, we entered into a stock purchase agreement with Audium, wherein we agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, we paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Each share of Audium Preferred Stock is convertible into one share of Audium's common stock.

           At closing, Audium issued 14 Audium Preferred Stock certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

           The investment in Audium does not provide us with rights to any technology developed by Audium, we must obtain a license should it choose to do so. We would not own an interest sufficient to control Audium, even if we were to convert the Audium Note to Audium Preferred Stock, and still would not benefit directly from the research and development being done by Audium. As a result, we have determined that it is appropriate to account for our investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement. Accordingly, for the three months and six months ended June 30, 2002, we recognized losses consisting of the following:

                                                                              Three Months                      Six Months
                                                                             Ended June 30,                   Ended June 30,
                                                                                  2002                             2002
                                                                           -------------------        -------------------------
Fonix share of Audium net loss                                             $     113,065              $     249,798
Amortization of difference between purchase price of Audium Preferred
Stock and Company's share of Audium's net stockholders' deficit            $      91,574              $     183,148
                                                                           ------------------         -------------------------
Total equity in loss of affiliate                                          $     204,639              $     432,946
                                                                           ==================         ==========================

           The difference between the total purchase price of the Audium Preferred Stock and our portion of Audium's net stockholders' deficit at the time of the purchase was $2,930,379, which was allocated to completed core technology. The excess purchase price allocated to the completed core technology is being amortized on a straight-line basis over a period of eight years.

           The fair value of this investment is determined based on Audium's estimated future net cash flows considering the status of Audium's product development. We evaluate this investment for impairment annually and more frequently if indications of decline in value exist. An impairment loss that is other than temporary is recognized during the period it is determined to exist. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows. There is a reasonable possibility that in the near future estimated future cash flows from the investment in Audium could change and that the effect of the change could be material to our financial position or results of operation. No impairment loss has been determined to exist through June 30, 2002 or subsequently nor has such a loss been recognized with respect to the investment in Audium.

           Note Payable to Affiliate - The Fonix Note bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per annum. We owe Audium $987,500 under the Fonix Note. We are currently negotiating a new payment schedule for payment of this amount. If we are not able to agree on a new payment schedule, then Audium may declare a default under the Fonix Note and exercise its rights under the Fonix Note, including the right to foreclose on approximately 684,930 shares of Audium Preferred Stock held as collateral for the Fonix Note. No events of default have occurred to date.

           Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and we recorded a present value of $2,370,348 for the note payable. For the three months and six months ended June 30, 2002, we recorded interest expense of $19,426 and $55,428, respectively, related to this note.


Series D Debentures

           On October 11, 2002, we entered into a Securities Purchase Agreement with Breckenridge Fund, LLC, an unaffiliated third party, for the sale of our Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the debentures is convertible at any time at the option of the holder into shares of the Company common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest.

           In connection with the sale of the Debentures, we issued, as collateral to secure our performance under the Debenture, 83,333,333 shares of our Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to Breckenridge unless we are delinquent with respect to payments under the Debenture. Additionally, as further consideration for the sale of the Debentures, we issued 7,777,778 shares to Breckenridge (the "Additional Shares").

           In connection with the sale of the Debentures, we agreed to register the resale of shares of our Class A common stock underlying the Debentures, the Collateral Shares, and the Additional Shares. We will file a registration statement to register those resales. None of the shares underlying the Debentures, the Collateral Shares, or the Additional Shares are included in this prospectus or the registration statement of which it is a part.


Promissory Note

           On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000 (the "Force Note"). Installment payments are due over a 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245. For the three months and six months ended June 30, 2002, the Company recorded interest expense of $8,688 and $28,372, respectively, related to the Force Note.

As collateral for the Force Note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. To date, required payments have been made when due. Under the terms of the escrow, the shares will not be released to Force unless a specified event of default (which could include our failure to make any payment under the Force Note) occurs. Also, under the terms of the Asset Purchase Agreement, we are required to deposit all receipts from customers acquired in this transaction into a joint depository account. We have the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the Force Note, Force has the right to withdraw funds from the depository account until the deficiency in payment is covered, at which time, we may again have use of the funds. As of June 30, 2002, payments amounting to $410,000 remained outstanding under the Force Note, including a payment of $160,000 that was due June 12, 2002. Subsequent to June 30, 2002, the June 12 installment payment was made. All other payments to date have been made when due.

Notes Payable - Related Parties

           Certain of our executives officers (the "Lenders") sold shares of our Class A common stock owned by them and advanced the resulting proceeds amounting to $358,308 to the Company under the terms of a revolving line of credit agreement and related promissory note. The funds were advanced for use in our operations. The advances bear interest at 10 percent per annum, payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, is due and payable on June 10, 2003. Any time after December 11, 2002, all or part of the outstanding balance may be converted at the option of the Lenders into shares of our Class A common stock. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of the our shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the Lenders' shares. A beneficial conversion feature of $14,917 was recorded as interest expense in connection with the transaction.

           The advances were secured by Fonix's intellectual property rights, which security interest was released when an increase in our authorized capital of 300,000,000 shares of Class A common stock was approved by our shareholders at the Fonix Annual Meeting held on July 12, 2002.

           We had unsecured demand notes payable to former stockholders of an acquired entity in the aggregate amount of $77,625 outstanding as of June 30, 2002. During 2000, certain holders of these notes made demand for payment. We are attempting to negotiate a reduced payoff of these notes. The notes remain unpaid and no additional demands for payment have been received by us.

Equity Lines of Credit

           On August 8, 2000, we entered into a Private Equity Line Agreement (the "Initial Equity Line") with Queen LLC, a private investor ("Equity Line Investor" or "Selling Shareholder"), which gave us the right to draw up to $20,000,000 for operations and other purposes through a mechanism of draws and puts of stock. As of May 7, 2002, we had drawn the full $20,000,000 under the Initial Equity Line, which resulted in the issuance of 81,876,599 shares of our Class A common stock, and no funds remained available to be drawn on the Initial Equity Line. Consequently, on May 8, 2002, Fonix and the Equity Line Investor amended the Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. As of June 24, 2002, 6,649,500 shares of Class
A common stock were issued in connection with draws of $617,324 against the additional $2,000,000 available under the Initial Equity Line. Accordingly, we received a total of $20,617,324 in draws under the Initial Equity Line and we issued an aggregate of 91,083,516 shares of our Class A common stock to the Equity Line Investor under the terms of the Initial Equity Line.


           During the six months ended June 30, 2002, 40,692,920 shares of Class A common stock were issued in connection with draws of $3,633,817. From inception of the Initial Equity Line through June 30, 2002, 91,083,516 shares of Class A common stock were issued in connection with draws under the Initial Equity Line of $20,617,324. As of October 24, 2002, $1,382,676 remains unutilized under the Initial Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is presently unavailable to us.


           On April 6, 2001, we entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line.


           During the six months ended June 30, 2002, 93,586,995 shares of Class A common stock were issued in connection with draws of $5,728,846. From the inception of the Second Equity Line through June 30, 2002, 211,600,000 shares of Class A common stock were issued in connection with draws under the Second Equity Line of $19,153,846. As of October 24, 2002, $846,154 remains undrawn under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is presently unavailable to us.


           The following table summarizes the transactions completed under the equity lines to date:


                                                                             Average Number
                                              Weighted Average              of Shares Issued                Total Shares Issued
Equity Line                                   Conversion Price                  Per Draw                     Under Equity Line
-----------                                   ----------------                  --------                     -----------------
Initial Equity Line                                $0.228                       4,554,176                        91,083,516
Second Equity Line                                 $0.091                      11,775,556                       211,600,000

           On June 27, 2002, we entered into a third equity line agreement (the "Third Equity Line") with the Equity Line Investor. Under the Third Equity Line, we have the right to draw up to $20,000,000 under terms substantially identical to the Second Equity Line.

           Specifically, under the Third Equity Line, we are entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date we tender the put notice.

           The following information is provided to demonstrate the operation of the "put" formula and the shares of Class A common stock that would be issuable upon a hypothetical draw of $1,000,000:

        Hypothetical closing bid prices (seven trading days following the date of the put notice):

        Trading day 1                       $0.20
        Trading day 2                       $0.19
        Trading day 3                       $0.22
        Trading day 4                       $0.18
        Trading day 5                       $0.22
        Trading day 6                       $0.21
        Trading day 7                       $0.21

        Conversion rate: (90% of average of two lowest closing bid prices)

        Trading day 2                       $0.19
        Trading day 4                       $0.18
        Average                             $0.0185
        90% of average                      $0.1665



     Conversion calculation: $1,000,000/ $0.1665 = 6,006,006 shares put to Equity Line Investor.

Stock Options and Warrants

           During 2001, we granted options to 156 employees to purchase 6,626,950 shares of Class A common stock at exercise prices ranging from $0.07 to $0.73 per share and granted options to directors to purchase 1,000,000 shares of Class A common stock at an exercise price of $0.14 per share. Options granted to directors represent remuneration for participation on the board of directors, with each director receiving 200,000 options. Additionally we granted 508,000 to outside consultants for services rendered, with exercise prices ranging from $0.19 to $0.40 per share. All options were granted at the quoted market price at the date of grant. The options granted to employees represent compensation for services rendered in connection with their employment during the period. Of these options granted during this period, 233,000 vested immediately, 625,000 vest over 18 months, and the balance of 6,276,950 vest over the three years following issuance. The 1,000,000 options granted to directors vested immediately. If not exercised, all options expire within ten years from the date of grant. Using the Black-Scholes pricing model, the weighted average fair value of the options granted in 2001was $0.27 per share.

           During the six months ended June 30, 2002, we granted options to employees to purchase 5,229,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market value of the stock on the dates of grant. Of the options granted during this six-month period, 5,229,000 vest over the three years following issuance and 1,000,000 vested immediately. These options expire within ten years from the date of grant if not exercised. Using the Black- Scholes pricing model, the weighted average fair value of the options were $0.08 and $0.04 per share, respectively. As of June 30, 2002, the Company had a total of 29,597,909 options to purchase Class A common shares outstanding.

           Our option plans provide for stock appreciation rights that allow the grantee to receive shares of our Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of our stock at the date of exercise. As of June 30, 2002, there were options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights. These options have an exercise price of $1.00 per share. The options with these rights expired September 2002.


           As of June 30, 2002, we had warrants to purchase a total of 2,425,000 shares of Class A common stock outstanding. Warrants issued for services are recorded at their fair value determined using the Black-Scholes pricing model. The resulting values are recorded in operating expenses in the period covered by the services rendered. Warrants for the purchase of 300,000 shares of Class A common stock were issued in January 2000 for consulting services rendered. The warrants were issued at $47,000 using the Black-Scholes pricing model assuming risk-free interest rate of 5.7%, expected exercise life of 5 years, and volatility of 102%. The warrants were issued with exercise prices ranging from $0.28 to $1.25, vested during the year ended December 31, 2000 and expire January 2003.

Summary of Contractual Obligations

           The following summary reflects payments due under long-term obligations as of December 31, 2001:

                                                              Payments Due By
Contractual Obligations                                            Year

                                            Total      Less Than One  One to Three
Notes payable                            $ 2,907,625    $ 2,907,625        $    --
Capital lease obligations                     20,310         20,310             --
Operating lease obligations                1,693,255        881,224        812,031
Total contractual cash obligations       $ 4,621,190    $ 3,809,159      $ 812,031

Related-Party Transaction

           In February 2000, we entered into an agreement to purchase from John
A. Oberteuffer, an executive officer and director of the Company, all of Dr. Oberteuffer's rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for Dr. Oberteuffer's technology, we granted Dr. Oberteuffer 600,000 warrants to purchase our Class A common stock at an exercise price of $1.00 per share. The warrants were valued using the Black-Scholes method of valuation and resulted in a value of $0.79 per warrant for the 600,000 warrants, or an aggregate value of $474,000. The warrants expire February 10, 2010. Also, we granted Dr. Oberteuffer the right to repurchase the technology from us at fair market value if we subsequently determined not to commercialize the pen/voice technologies or products.

           In February 2000, we were actively pursuing development and licensing opportunities in HWR and desired to procure the rights to Dr. Oberteuffer's in-process development. However, there was no assurance at the time that the development of the project would result in revenue opportunities when completed, so the cost was charged to in-process research and development in the current period.

           We have since determined that there is no substantial benefit to pursuing the market for our HWR technology, including the technology acquired from Dr. Oberteuffer and as such, the balance of goodwill from all HWR acquisitions was written off in 2001. Our decision to cease efforts to commercialize our HWR technologies may trigger Dr. Oberteuffer's right to repurchase the pen/voice technologies acquired from him.



Other

           We presently have no plans to purchase new research and development or office facilities.

                                     Outlook

Corporate Objectives and Technology Vision

           We deliver speech solutions that empower people to interact conversationally with information systems and computing devices using natural language. Our speech-enabling technologies, which include TTS and neural network-based ASR, are integrated into products for commercial, industrial and consumer applications.


           We are now delivering standard speech-enabled solutions and applications for specific market segments, namely: mobile and wireless handheld computing devices, automotive solutions, and speech software applications. These solutions and applications are built on our Core Technologies. Management expects to deliver efficient, reusable and scaleable standard solutions to increase revenue margins and leverage our Core Technologies across multiple platforms and operating systems for wireless and mobile computing devices and computer telephony systems. The Fonix Core Technologies are based on proprietary technology that is protected by various patents and trade secrets. Management believes that our speech-enabling technologies and solutions provide superior competitive advantages compared to other technologies and products available in the marketplace. Specifically, the Fonix neural net-based core technologies provide the following competitive advantages:


          o Fonix neural net technologies require less memory storage. For example, the combined Fonix ASR & TTS technologies require approximately one megabyte (MB), while the nearest competitor requires approximately three MB for comparable applications. This benefit lowers the cost of the Fonix solution compared to that of our competitors.

          o Fonix neural net technologies require less processing power as measured in MIPS (million instructions per second). Fonix technologies require a less expensive micro-processor (CPU) and allow for more applications to run concurrently on a comparable CPU.

          o Fonix neural net technologies provide a higher recognition accuracy in noisy environments, such as inside of an operating vehicle.

          o Fonix neural net technologies do not require the user to train the system to their individual voice.

          o Fonix neural net architecture provides higher and more robust system reliability.

          o Fonix neural net technologies allow customers (OEMs, VARs, and users) to modify vocabularies in real- time.

          o Fonix neural net technologies provide a lower porting-cost and require less time to integrate speech- enabling solutions to operating systems (OS) and CPUs.

          o Fonix has ported to nine multiple operating systems and twelve CPUs, while many competitors support only a limited number of OS and CPU platforms.

          o Fonix TTS "voices" have very high understandability in noisy environments.

To accomplish our objective of delivering efficient, reusable and scaleable standard solutions to increase revenue margins and leverage our Core Technologies, we intend to proceed as follows:


           Substantially Increase Marketing and Sales Activities. We intend to hire additional sales and marketing personnel, both domestically and internationally, who will focus on the automotive embedded and wireless mobile markets, and outsource marketing efforts for personal software for consumer applications. To address global opportunities, we will continue to develop or acquire additional speech- enabling products and technologies for foreign languages and dialects. We will also make significant investments in reseller, co-operative, and market development funded programs in order to build sales and marketing opportunities with software developers, resellers, wholesale distribution channels and corporate partners.

           Expand Strategic Relationships. We have a number of strategic collaboration and marketing arrangements with developers and VARs. We intend to expand such relationships and add additional similar relationships, specifically in the mobile communications and PDA markets. Our partners, OEMs, and VARs can accelerate time to market by incorporating Fonix s.Manager, a proprietary dynamic development platform. Further, when we are able to identify "first mover" speech-enabling applications in which we can integrate our Core Technologies,we intend to investigate investment opportunities in order that we can obtain preferred or priority collaboration rights.


          Continue to Develop and Enhance the Core Technologies. We plan to continue to invest significant resources in development of standard solution and products, acquisition of speech-enabling technologies and properties, developer tools and development frameworks to maintain the competitive advantages found in our Core Technologies.

We have entered into and are seeking to enter into collaboration or joint marketing agreements, co-development relationships, and strategic alliances with well-known technology and consumer product manufacturers, integrators, and value-added resellers ("VARs"). Management believes that the best way to generate material recurring revenues is for the Company to enter into contracts with integrators and VARs who will introduce us to potential end users of products that incorporate our Core Technologies. Typically, these types of agreements require joint marketing and development efforts by both Fonix and the integrators or VARs. We spend significant time educating and providing information to both third party integrators and VARs and their prospective customers regarding the use and benefits of our Core Technologies. During this evaluation period, we may expend substantial sales, marketing and management resources, all of which is not recoverable unless the prospective customer of the third party integrator or VAR enters into an agreement with us or the third party which has integrated our Core Technologies into its products, which agreement ultimately results in the receipt of revenue by us.

As we proceed to implement our strategy and to reach our objectives, we anticipate further development of complementary technologies, added product and applications development expertise, access to market channels and additional opportunities for strategic alliances in other industry segments. The strategy we have adopted has significant risks and shareholders and others interested in Fonix and our Class A common stock should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in this prospectus and the registration statement of which it is a part.

                Special Note Regarding Forward-Looking Statements

           Certain statements contained herein under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook," including statements concerning (i) our strategy, (ii) our expansion plans,
(iii) the market for and potential applications of our Core Technologies, (iv) the results of product development and research efforts, and (v) the growth of our business contain certain forward-looking statements concerning our operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not necessarily limited to, those discussed in this prospectus and the registration statement of which it is a part, and in our Annual Report on Form 10-K for the year ended December 31, 2001.

            Market Price of and Dividends on our Class A Common Stock

           Market information


           Our Class A common stock is listed on the OTC Bulletin Board under the trading symbol FONX. The following table shows the range of high and low sales price information for our Class A common stock as quoted on the OTC Bulletin Board for the calendar year 2002 through October 24, 2002, and for the four quarters of calendar year 2001 and calendar year 2000. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.



                                                                           Calendar Year
                                                        2002               2001                   2000
                                                      --------            --------                ---------
                                                High      Low           High        Low         High        Low
                                                ----      ---           ----        ---         ----        ---


First Quarter                                   $0.13       $0.04       $0.95       $0.31       $ 2.50      $0.25
Second Quarter                                  $0.15       $0.05       $0.61       $0.28       $ 1.81      $1.00
Third Quarter                                   $0.08       $0.05       $0.32       $0.06       $ 1.39      $0.50
Fourth Quarter*                                 $0.07       $0.05       $0.24       $0.07       $ 0.94      $0.28


* Through October 24, 2002

           The high and low sales prices for our Class A common stock on October 24, 2002, were $0.06 and $0.05, respectively. As of October 24, 2002, there were 484,475,556 shares of Fonix Class A common stock outstanding, held by approximately 910 holders of record and approximately 46,000 beneficial holders. This number of beneficial holders represents an estimate of the number of actual holders of our stock, including beneficial owners of shares held in "nominee" or "street" name. The actual number of beneficial owners is not known to us.


           We have never declared any dividends on our Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of our Core Technologies and products. No dividends can be paid on our common stock until such time as all accrued and unpaid dividends on our preferred stock have been paid.

                             Selected Financial Data

           The selected consolidated financial information set forth below is derived from our consolidated balance sheets and statements of operations as of June 30, 2002, and for the six months then ended, and as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this Report.

                                                                 For the Year Ended December 31,
                                                ---------------------------------------------------------------------------
                                                    2001           2000           1999           1998            1997
                                                --------------  -------------  -------------  -------------  --------------
Statement of Operations Data:
Revenues                                        $     607,644   $    656,853   $    439,507   $  2,604,724   $          --
Selling, general and administrative expenses       11,651,565     10,722,313      9,498,753      8,817,643      12,947,112
Product development and research                    8,119,924      5,871,414      7,909,228     13,060,604       7,066,294
Amortization of intangible assets                   2,453,491      2,457,829      2,588,896      1,712,267              --
Impairment loss on handwriting recognition
technology                                          2,056,295             --             --             --              --
Purchased in-process research and  development             --        474,000             --      9,315,000              --
Other expense, net                                   (173,221)    (3,991,348)    (3,698,789)    (6,507,245)     (1,558,678)
Loss from continuing operations before
        equity in net loss of affiliate           (24,032,669)   (22,810,677)   (19,949,196)   (36,843,475)    (21,572,084)
Equity in loss of affiliate                          (534,138)            --             --             --              --
Loss from discontinued operations                          --             --     (2,187,080)    (6,275,307)             --
Gain (loss) on extraordinary items                         --         49,448        473,857             --        (881,864)
Net loss                                          (24,566,807)   (22,761,229)   (21,662,419)   (43,118,782)    (22,453,948)
Basic and diluted net loss per common share     $       (0.10)  $      (0.16)  $      (0.31)  $      (0.91)  $       (0.59)
Basic and diluted weighted average number of
common shares outstanding                         239,131,247    162,684,298     76,753,709     52,511,185      42,320,188

                                                                   Six Months Ended
                                                                       June 30,
                                                             ------------------------------
                                                                 2002            2001
                                                             -------------- ---------------

Revenues                                                     $     977,981  $      240,281

Selling, general and administrative expenses                     6,577,793       5,453,702

Product development and research                                 4,718,252       4,139,276

Amortization of intangible assets                                  791,550       1,214,273

Impairment loss on handwriting recognition technology                   --              --

Purchased in-process research and development                           --              --

Other income (expense), net                                        (9,187)        (11,464)

Loss before equity in net loss of affiliate                   (11,247,131)    (10,597,955)

Equity in net loss of affiliate                                  (432,946)       (194,427)

Net loss                                                      (11,680,077)    (10,792,382)

Basic and diluted loss per common share                      $      (0.03)  $       (0.05)

Weighted average number of common shares outstanding           431,443,574     207,611,230


                                 As of June                             As of December 31,
                                               ---------------------------------------------------------------------
                                   30, 2002        2001          2000         1999          1998          1997
                               --------------- ------------- ------------- ------------ ------------- --------------

Balance Sheet Data:

Current assets                 $      406,701  $  1,244,767  $  3,752,210  $   480,885  $ 20,638,070  $ 21,148,689

Total assets                       13,984,525    15,068,538    17,517,373   19,173,147    61,912,791    22,894,566

Current liabilities                 8,872,575     7,346,918     3,571,854    5,285,681    35,317,045    20,469,866

Long-term debt, net of
current portion                            --            --        19,767    3,971,107            --        52,225

Stockholders' equity           $    5,111,950  $  7,721,620  $ 13,925,752  $ 8,086,359  $ 24,765,746  $  2,372,475


               Index to Financial Statements of Fonix Corporation

Report of Independent Public Accountants                                     F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000                 F-3

Consolidated Statements of Operations for the Years Ended
        December 31, 2001, 2000 and 1999                                     F-4

Consolidated Statements of Stockholders' Equity for the Years
        Ended December 31, 2001, 2000 and 1999                               F-5

Consolidated Statements of Cash Flows for the Years Ended
        December 31, 2001, 2000 and 1999                                     F-7

Notes to Consolidated Financial Statements                                   F-9


Condensed Consolidated Balance Sheets (Unaudited) - As of June 30, 2002
and December 31, 2001                                                        Q-2

Condensed Consolidated Statements of Operations and
        Comprehensive Loss (Unaudited) for the Three Months and Six Months
        Ended June 30, 2002 and 2001                                         Q-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six
        Months Ended June 30, 2002 and 2001                                  Q-4

Notes to Condensed Consolidated Financial Statements (Unaudited)             Q-6


          Changes in and disagreements with accountants on accounting and financial disclosure

           On July 16, 2002, we engaged the accounting firm of Hansen Barnett & Maxwell ("HBM") as our independent public accountant to review our interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. We terminated our relationship with and dismissed our former independent public accountant, Arthur Andersen LLP ("Andersen"), effective with the appointment of HBM. The dismissal of Andersen and the appointment of HBM as our new independent public accountant were approved by the Company's Audit Committee and Board of Directors on July 12, 2002.

           During the period from the date of Andersen's engagement as our independent public accountant to July 16, 2002, the Company did not consult with HBM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

           During the most recent fiscal years ended December 31, 2001 and 2000, and the interim period subsequent to December 31, 2001, through the date of dismissal of Andersen, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that would have caused Andersen to make references in its audit report to such disagreements.

           Andersen's report on our financial statements for the year ended December 31, 2001, contained no adverse opinion or disclaimer of opinion and was not modified as to audit scope or accounting principles, except that Andersen's report dated February 26, 2002, contained an explanatory paragraph regarding our ability to continue as a going concern. Similarly, Andersen's report on our financial statements for the year ended December 31, 2000, contained no adverse opinion or disclaimer of opinion and was not modified as to audit scope or accounting principles, except that Andersen's report dated March 29, 2001, contained an explanatory paragraph regarding our ability to continue as a going concern.

           We filed with the Commission a current report on Form 8-K on July 17, 2002, disclosing the termination of our engagement with Andersen, our engagement of HBM, and other required information. We provided Andersen with a copy of the current report and requested that Andersen furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether Andersen agreed with the above statements. A representative of Andersen responded by advising the Company that Andersen would no longer provide letters relating to its termination as an audit client's independent public accountant, and that Andersen's inability to provide such letters had been discussed with the Staff at the Commission.

           Other than the termination of Andersen and the engagement of Hansen Barnett, during the years ended December 31, 2001, 2000, and 1999, and through the date hereof, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

                      NOTICE REGARDING ARTHUR ANDERSEN LLP

           Our consolidated financial statements at December 31, 2001, and for each of the three years prior to the period ended December 31, 2001, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Andersen, as set forth in its audit report thereon. On July 16, 2002, we appointed HBM to replace Andersen, who had audited our financial statements since 1999, as our independent accountant.

           Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

           Prior to the date of this prospectus, the Andersen partner who reviewed our most recent audited financial statements resigned from Andersen. In response to our requests for Andersen's consent to include its audit report in the registration statement on Form S-2, of which this prospectus forms a part, a representative of Andersen advised us that Andersen would not provide consents where the Andersen audit partner was no longer with Andersen. As a result, after reasonable efforts, we have been unable to obtain Andersen's written consent to the incorporation by reference into this registration statement of Andersen's audit reports with respect to our financial statements.

           Under these circumstances, Rule 437a promulgated under the Securities Act permits us to file this registration statement without a written consent from Andersen. Accordingly, Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen discussed elsewhere in this prospectus.



                                 Use of proceeds

           All of the shares of Class A common stock issued in connection with the Equity Line, if and when sold, are being offered and sold by the Selling Shareholder or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from those sales.

                               Selling shareholder

           The Selling Shareholder is not affiliated in any way with Fonix or any of our affiliates, and neither the Selling Shareholder nor any of its affiliates have any relationship of any type with us and our affiliates other than the presently established investment relationships between the Selling Shareholder, on the one hand, and Fonix, on the other hand. The Selling Shareholder, Queen LLC, has previously received shares of Fonix Class A common stock in connection with the Initial Equity Line and the Second Equity Line when we drew on those equity lines. This prospectus, and the registration statement of which it is a part, cover the shares to be issued to the Selling Shareholder under the Third Equity Line. Prior to our putting of shares to the Selling Shareholder in connection with the Third Equity Line, the Selling Shareholder had sold all shares of our Class A common stock put to it in connection with the Initial Equity Line and the Second Equity Line, and held no shares of our Class A common stock.


           The following table provides information about the actual and potential ownership of shares of our Class A common stock by the Selling Shareholder in connection with the Third Equity Line as of October 24, 2002, and the number of our shares registered for sale in this prospectus. The number of shares of Class A common stock issuable under the Third Equity Line varies according to the market price at and immediately preceding the put date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Shareholder as set forth in the table below, we have assumed a hypothetical put by us on October 24, 2002, of the full amount of $20,000,000 under the Third Equity Line at a per share price of approximately $0.045. The actual per share price and the number of shares issuable upon actual puts by us could differ substantially. This prospectus and the registration statement of which it is a part covers the resale of up to 200,000,000 shares of our Class A common stock.

           Under the terms and conditions of the Third Equity Line Agreement, the Selling Shareholder is prohibited from having shares put to it under the Third Equity Line to the extent such put by us would result in that person beneficially owning more than 4.999% of the then outstanding shares of our Class A common stock following such put. This restriction does not prevent the Selling Shareholder from receiving and selling put shares and thereafter receiving additional put shares. In this way, the Selling Shareholder could sell more than 4.999% of our outstanding Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at any one time. For purposes of calculating the number of shares of Class A common stock issuable to the Selling Shareholder assuming a put of the full amounts under the Third Equity Line, as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to the Selling Shareholder as described in the table below therefore may exceed the actual number of shares such Selling Shareholder may be entitled to beneficially own under the Third Equity Line. The following information is not determinative of the Selling Shareholder's beneficial ownership of our Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

                                                         Percentage
                                        Shares of        of Class A                                       Percentage
                                        Class A          Common           Number of       Number of       of Class A
                                        Common Stock     Stock            Shares of       Shares of       Common Stock
                                        Issuable to      Issuable to      Class A         Class A         Beneficially
                                        Selling          Selling          Common Stock    Common          Owned After
                                        Shareholder      Shareholder      Registered      Stock Owned     the Offering
Name of Selling Shareholder             Under Third      Under Third      Hereunder (2)   After
                                        Equity Line      Equity Line                      Offering
                                       (1)
--------------------------------------  --------------   --------------   --------------  -------------   --------------
Queen LLC                               444,444,444(3)       47.98%       200,000,000(4)  444,444,444(5)     47.98%(5)
---------------------


           (1) As noted above, the Selling Shareholder is prohibited by the terms of the Third Equity Line Agreement from having shares put to it under the Third Equity Line to the extent that such put of shares by us would result in that person beneficially owning more than 4.999% of the then outstanding shares of our Class A common stock following such put. Prior to our putting shares to the Selling Shareholder in connection with the Third Equity Line, the Selling
                    Shareholder had sold all of the shares put to it in connection with the Initial Equity Line and the Second Equity Line, and held no shares of our Class A common stock. The percentages set forth are not determinative of any Selling Shareholder's beneficial ownership of our Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.


           (2) The registration statement of which this prospectus is a part covers up to 200,000,000 shares of Class A common stock issuable under the Third Equity Line. Because the specific circumstances of the issuances under the Third Equity Line are unascertainable at this time, the precise total number of shares of our Class A common stock offered by the Selling Shareholder cannot be fixed at this time, but cannot exceed 200,000,000 unless we file additional registration statements registering the resale of the additional shares. The amount set forth below represents the number of shares of our Class A common stock that have been issued and that would be issuable, and hence offered in part hereby, assuming a put of the full amount under the Third Equity Line as of October 24, 2002. The actual number of shares of our Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions.


           (3)       Includes:

    444,444,444     shares of Class A common stock  issuable upon a hypothetical put of the full $20,000,000 available under the Third Equity
                    Line as of October 24, 2002. This prospectus  registers only up to  200,000,000  shares of Class A common stock  issuable under the Third Equity Line. Accordingly, we could not issue shares in excess of 200,000,000  unless we filed  additional
                    registration   statements  registering  the  resale  of  the
                    additional shares.



           (4)       Includes:
    200,000,000     shares  of  Class  A  common   stock   registered   by  this
                    prospectus.  However, assuming a put of the full $20,000,000 as of October 24, 2002, the number of shares  issuable would exceed 200,000,000.  Nevertheless, we would be unable to put shares in excess of 200,000,000  to the Selling  Shareholder
                    unless   we   filed   additional   registration   statements
                    registering the resale of the additional shares.


           (5) Assumes a hypothetical draw of the full $20,000,000 available under the Third Equity Line as of October 24, 2002, and a put of 444,444,444 shares of our Class A common stock. There is no assurance that the Selling Shareholder will sell any or all of the shares offered hereby. However, the Selling Shareholder is contractually prohibited from holding shares, and we are contractually prohibited from putting shares to the Selling Shareholder that would cause the Selling Shareholder to hold shares, in excess of 4.99% of the then-issued and shares of our Class A common stock. This number and percentage may change based on the Selling Shareholder's decision to sell or hold the Shares.



           The Selling Shareholder is an entity controlled by David Sims.

                              Plan of distribution

           Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Shareholder or its pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

          o a block trade in which a broker-dealer engaged by the Selling Shareholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

          o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

          o ordinary brokerage transactions in which the broker solicits purchasers; and

          o    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in the resales.

           In connection with distributions of the Shares or otherwise, the Selling Shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Shareholder. The Selling Shareholder may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Shareholder may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

           Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholder in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers are deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholder is an underwriter with respect to its resales of the Shares.

           We have advised the Selling Shareholder that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Shareholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Shareholder and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

           All costs, expenses and fees in connection with the registration of the Shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Shareholder. The Selling Shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of the Shares.

           We have agreed with the Selling Shareholder to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

           The Selling Shareholder is not obligated to sell any or all of the Shares covered by this prospectus.

           In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.



                                  Regulation M

           We have informed the Selling Shareholder that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to it with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the Shares or any right to purchase the Shares, for a period of one business day before and after completion of its participation in the distribution.

           During any distribution period, Regulation M prohibits the Selling Shareholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Shareholder will be offering and selling our common stock at the market, Regulation M will prohibit it from effecting any stabilizing transaction in contravention of Regulation M with respect to the Shares.

                                     Experts

           Our consolidated financial statements at December 31, 2001, and for each of the three years prior to the period ended December 31, 2001, which are included in the registration statement on Form S-2 of which this prospectus forms a part, have been audited by Arthur Andersen LLP ("Andersen"), independent auditors, as set forth in its report thereon.

           Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

           We have been unable to obtain, after reasonable efforts, the written consent of Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the three years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Andersen will not have any liability under Section 11 of the Securities Act for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Andersen related to any such false and misleading statements and omissions may be limited.

                                  Legal matters

           The validity of the Shares offered hereby will be passed upon for us by Durham Jones & Pinegar, P.C., 111 East Broadway, Suite 900, Salt Lake City, Utah 84111.

                               Recent developments


Strategic Emphasis


           In September 2002, as a result of limited capital resources, generally depressed economic conditions and unexpected delays in closing sales in selected target markets, we undertook a revision of our business operating plan and strategic emphasis. This revision resulted in a refocusing of available resources toward embedded solutions and applications and related consumer applications and a reduced emphasis in computer telephony and server-based applications and solutions.

Existing customers in computer telephony and server-based solutions will continue to receive support and service as needed, but new product development and marketing efforts in this area will be substantially reduced. As a result, we have identified significant opportunities for reduction of operating costs that will permit us to take better advantage of our financial resources while pursuing market opportunities in those areas where we believe our technological advantages are the greatest. These cost reductions result mainly from reduced compensation-related expenses. Effective September 30, 2002, our number of employees has been reduced by approximately 28%, resulting in an expected quarterly savings of over $800,000 per quarter. Additional opportunities for reductions identified in the future that will result in further savings. These reductions are made without significantly impacting our ability to deliver applications and solutions to our target markets in embedded applications and related consumer applications.

Series D Debentures

           On October 11, 2002, we entered into a Securities Purchase Agreement with Breckenridge Fund, LLC ("Breckenridge"), an unaffiliated third party, for the sale of our Series D 12% Convertible Debentures (the "Debentures") in the aggregate principal amount of $1,500,000. The outstanding principal amount of the debentures is convertible at any time at the option of the holder into shares of the Company common stock at a conversion price equal to the average of the two lowest closing bid prices of the Company's Class A common stock for the twenty trading days immediately preceding the conversion date multiplied by 90%. The Debentures are due April 9, 2003. On the earlier of December 20, 2002, or 45 days after the effective date of this registration statement and prospectus (the "Initial Payment Date") and each 30-day anniversary of the Initial Payment Date, the Company is required to make principal payments of $250,000, plus accrued interest.

           In connection with the sale of the Debentures, we issued, as collateral to secure our performance under the Debenture, 83,333,333 shares of our Class A common stock (the "Collateral Shares"), which were placed into an escrow pursuant to an escrow agreement. Under the escrow agreement, the Collateral Shares will not be released to Breckenridge unless we are delinquent with respect to payments under the Debenture. Additionally, as further consideration for the sale of the Debentures, we issued 7,777,778 shares to Breckenridge (the "Additional Shares").

           In connection with the sale of the Debentures, we agreed to register the resale of shares of our Class A common stock underlying the Debentures, the Collateral Shares, and the Additional Shares. We will file a registration statement to register those resales. None of the shares underlying the Debentures, the Collateral Shares, or the Additional Shares are covered by or included in this prospectus or the registration statement of which it is a part.

Payments to Employees and Vendors

         Until the registration statement of which this prospectus is a part is declared effective by the Commission, we are unable to draw funds from the Third Equity Line. Consequently, our cash resources are limited to collections from customers, which are not sufficient to cover our operating expenses. As a result, payments to employees and vendors have been delayed since June 2002. Employees have been paid through June 15, 2002. Subsequent to June 30, 2002, advances have been made to certain employees on the basis of financial need as determined by the individual circumstances of each employee. Payments amounting to approximately $158,000 have been made on this basis through October 15, 2002. Through October 24, 2002, forty-one employees of Fonix have quit or been terminated since July 1, 2002. No stoppage in work has occurred as a result of nonpayment or delayed payment of compensation to date, nor have deliveries to customers been effected. Certain payments to vendors deemed to be critical to our ongoing operations have been made. To date, no critical services have been stopped as a result of nonpayment or delayed payment. At October 15, 2002, unpaid compensation payable to current and former employees amounts to approximately $2,897,000 and vendor accounts payable amount to approximately $2,602,000. We are not in default under the terms of any material agreements.

Unveil Technologies, Inc.

        Due to the limited resources available to us, we have been unable to meet requests by Unveil Technologies, Inc. ("Unveil"), for additional funding under the Line of Credit and Convertible Note Receivable between Unveil and Fonix. This limitation in funding has resulted in an extension of the due date for the payment of accrued interest due under the note and has caused Unveil to slow the development process on its technology. Further, in the period subsequent to June 30, 2002, information relative to Unveil's financial condition has not been made fully available to us by Unveil management. Accordingly, due to concerns relative to the potential deterioration of Unveil's financial condition and the deferral of its development and delivery of applications of its technology, management has determined that an impairment in the carrying value of the receivable has occurred in the third quarter of 2002 and will reflect a write down of the balance and accrued interest thereon aggregating approximately $1,524,000 in the third quarter of 2002.

Equity Line Investor Holdings

           To our knowledge the Equity Line Investor holds no equity in Fonix Corporation as of October 24, 2002.


Change in Certifying Public Accountants

           On July 16, 2002, we engaged the accounting firm of Hansen Barnett & Maxwell ("HBM") as the Company's independent public accountant to review the Company's interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. We terminated our relationship with and dismissed our former independent public accountant, Arthur Andersen LLP ("Andersen"), effective with the appointment of HBM. The dismissal of Andersen and the appointment of our new independent public accountant were approved by the Company's Audit Committee and Board of Directors on July 12, 2002.

Related Party Transaction - Loan Agreement

           Effective June 6, 2002, we entered into a revolving line of credit agreement with Thomas A. Murdock and Roger D. Dudley (the "Lenders"), two of our executive officers and directors, relating to a loan by the Lenders to the Company.

           Pursuant to the loan agreement, the Lenders agreed to sell certain of their shares of our Class A common stock and lend the gross proceeds, net only of selling commissions, to us. The loan was made pursuant to the revolving line of credit agreement and a promissory note (the "Note"), which bears interest at a rate of ten percent annually, with interest payable semi-annually. Six months after the date of the Note, the outstanding balance of the Note becomes convertible into shares of our Class A common stock. The conversion price would be equal to the average price on the days the Lenders sold shares, the proceeds of which were advanced to us under the Note. If the Lenders choose to exercise the conversion right, and if the market price at the time of conversion is less than the price at which their shares were sold, we will issue sufficient additional shares of Class A common stock to equal the gross dollar value received from the sale of the Lender's shares. We also agreed to grant to the Lenders piggyback registration rights for any shares issued upon conversion, to be effective 90 days after issuance of the shares upon conversion. Additionally, we agreed to reimburse the Lenders for any costs or expenses incurred in connection with the sale of shares and loan to the Company, including any tax liabilities. Finally, in further consideration for the loan, the Agreement provides that the Board of Directors shall determine any additional consideration to be paid to the Lenders for the present loss of the economic value of the Shares resulting from the sale and loan of proceeds to the Company.

Resignation of Mark S. Tanner

           Effective July 27, 2002, Mark S. Tanner resigned as a member of our Board of Directors.

Periodic public reporting

           On March 28, 2002, we filed our 2001 annual report on Form 10-K with the Securities and Exchange Commission (the "Commission"). The annual report included audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as well as other required information.

           On May 9, 2002, we filed our quarterly report for the three months ended March 31, 2002, with the Commission. The quarterly report included unaudited financial statements as of March 31, 2002 and 2001, as well as other required information.

           On June 10, 2002, we filed a current report on Form 8-K with the Commission regarding the loan agreement between Thomas A. Murdock and Roger D. Dudley, two of our executive officers, and the Company. The report included terms of the loan, repayment terms, and other information relating to the transaction.

           On July 17, 2002, we filed a current report on Form 8-K with the Commission relating to our engagement of Hansen Barnett & Maxwell as our independent public accountants to review the Company's interim financial statements and to audit our financial statements beginning with our fiscal year ending December 31, 2002. The current report also disclosed the termination of our engagement of Arthur Andersen LLP as our independent public accountants, effective upon the engagement of Hansen Barnett & Maxwell.

           On August 9, 2002, we filed our quarterly report for the three and six months ended June 30, 2002, with the Commission. The quarterly report included unaudited financial statements as of June 30, 2002 and 2001, as well as other required information.

           On August 30, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

           On September 13, 2002, we filed an amended quarterly report for the three and six months ended June 30, 2002, with the Commission.

           For a free copy of these filings, please contact us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com

           Additionally, our annual and quarterly reports are available at the Commission's website at http://www.sec.gov.


                 Important information incorporated by reference

           For purposes of this prospectus, the Commission allows us to "incorporate by reference" certain information we have filed with the Commission, which means that we are disclosing important information to you by referring you to other information we have filed with the Commission. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following document:

          o Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 28, 2002

          o Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Commission May 9, 2002.

          o Current Report on Form 8-K filed with the Commission June 10, 2002., relating to related party transactions.

          o Current Report on Form 8-K filed with the Commission on July 17, 2002, relating to a change in our certifying public accountant.

          o Quarterly Report on Form 10-Q for the six months ended June 30, 2002, filed with the Commission August 9, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission August 30, 2002.

          o Amended Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002, filed with the Commission September 13, 2002.


           You can request a free copy of the filings listed above by writing, calling, e-mailing, or faxing a request to us at:

                      Fonix Corporation, Investor Relations
                        180 West Election Road, Suite 200
                                Draper, UT 84020
                                 (801) 553-6600
                               Fax (801) 553-6707
                            e-mail: invrel@fonix.com

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

           This prospectus is part of a registration statement that we filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in our belief, all information about such agreements or documents that is material to a decision to invest in the Shares, but not all terms of all such agreements and documents are described. If you want more information, we refer you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                       Where to get additional information

           Federal securities law requires us to file information with the Commission concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

           You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download our reports, proxy and information statements and other information. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  Explanation about forward-looking information

           This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to our financial condition, results of operations, plans, objectives, future performance, and business. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, our actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" we have summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. We advise you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

Summary about Fonix Corporation and this offering................................................2
Risk factors.....................................................................................5
Information about Fonix Corporation ............................................................15
Management's discussion and analysis of financial condition and results of operations...........15
Special note regarding forward-looking statements...............................................32
Market price of and dividends on Fonix Class A common stock.....................................32
Selected financial data.........................................................................33
Index to financial statements of Fonix Corporation..............................................34
Changes in and disagreements with accountants on accounting and financial disclosure............35
Use of proceeds.................................................................................36
Selling shareholder.............................................................................36
Plan of distribution............................................................................38
Regulation M....................................................................................39
Experts.........................................................................................39
Legal matters...................................................................................39
Recent developments.............................................................................39
Important information incorporated by reference.................................................42
Where to get additional information.............................................................43
Explanation about forward-looking information...................................................43



                              --------------------


Dealer Prospectus Delivery Obligation. Until [a date which is 90 days after the effective date], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





                                Fonix Corporation

                                   200,000,000
                                     SHARES

                              CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS

                               -------------------


                               October ____, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.



Filing Fee - Securities and Exchange Commission   $    1,104
Legal fees and expenses of the Company                35,000
Accounting Fees                                       30,000
Printing expenses                                        500

Miscellaneous expenses                                 5,000
                                                  ----------

Total Expenses                                    $   71,604

                                                  ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

           Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by

Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

           Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

           Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

           Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

5      Opinion of Durham Jones & Pinegar, P.C.*

10.1 Third Private Equity Line Agreement between Fonix Corporation and Queen LLC, dated June 27, 2002.*

23.1   Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.*


23.2   Consent of Houlihan Valuation Advisors*


24     Power of Attorney*

-------------------
* Filed previously.

ITEM 17. UNDERTAKINGS.

           The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs
           (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
           Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

           (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 25th day of October, 2002.


                                  Fonix Corporation

                                  By:/s/ Thomas A. Murdock
                                     ---------------------------
                                  Thomas A. Murdock
                                  President, Chief Executive Officer



                                  By:/s/ Roger D. Dudley
                                     ---------------------------
                                  Roger D. Dudley
                                  Executive Vice President, Chief Financial
                                  Officer, and Principal Accounting Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 25, 2002.



Signature                     Title
------------                  ----------------------

/s/ Thomas A. Murdock         Chief Executive Officer, President,
--------------------------    Chairman of the Board of Directors
Thomas A. Murdock             (Principal Executive Officer)

/s/ Roger D. Dudley           Executive Vice President,
--------------------------    Chief Financial Officer, and Director
Roger D. Dudley               (Principal Financial Officer and
                              Principal Accounting Officer)

/s/ John A. Oberteuffer*      Director
--------------------------
John A. Oberteuffer, Ph.D.

/s/ William A. Maasberg Jr.   Director
--------------------------
William A. Maasberg Jr.

* Signed by Roger D. Dudley,
attorney-in-fact, pursuant
to power of attorney

                                                               EXHIBIT INDEX

5       Opinion of Durham Jones & Pinegar, P.C.*

10.1 Third Private Equity Line Agreement between Fonix Corporation and Queen LLC, dated June 27, 2002.*

23.1    Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5.*


23.2    Consent of Houlihan Valuation Advisors*


24      Power of Attorney (See page II-6 of this Registration Statement)*

-----------------
* Filed previously.

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    F-2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 2001 and 2000              F-3

  Consolidated Statements of Operations for the Years Ended
     December 31, 2001, 2000 and 1999                                       F-4

  Consolidated Statements of Stockholders' Equity for the Years
     Ended December 31, 2001, 2000 and 1999                                 F-5

  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2001, 2000 and 1999                                       F-6

  Notes to Consolidated Financial Statements                                F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fonix Corporation:

We have audited the accompanying consolidated balance sheets of Fonix Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fonix Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities since its inception. The Company expects these losses and negative cash flows from operating activities to continue at least through December 31, 2002. As of December 31, 2001, the Company has negative tangible net worth of $2,087,421, an accumulated deficit of $167,616,372, negative working capital of $6,102,151, accounts payable of $255,104 over 60 days past due, and limited remaining capital capacity of $5,991,493 available through the Company's two equity lines of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
February 26, 2002


PURSUANT TO SEC RELEASE NO. 33-8070 AND RULE 437A UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FONIX CORPORATION USED REASONABLE EFFORTS TO OBTAIN THE CONSENT OF ARTHUR ANDERSEN LLP ("ANDERSEN") TO INCLUDE ITS AUDIT REPORT WITH THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH IT IS A PART. DESPITE THESE EFFORTS, ANDERSEN DID NOT PROVIDE ITS CONSENT, AND WE HAVE INCLUDED THE AUDIT REPORT WITHOUT ANDERSEN'S CONSENT. BECAUSE ANDERSEN HAS NOT CONSENTED TO THE INCLUSION OF ITS REPORT IN THIS PROSPECTUS, THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT AND THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN. CERTAIN CHANGES, WHICH THE COMPANY DEEMS NOT TO BE MATERIAL, HAVE BEEN MADE TO
NOTE 5 TO THE FINANCIAL STATEMENTS.

                                Fonix Corporation
                           CONSOLIDATED BALANCE SHEETS


ASSETS
                                                                                                      December 31,   December 31,
                                                                                                         2001            2000
                                                                                                    --------------- ---------------
Current assets:
      Cash and cash equivalents                                                                     $      201,401  $    1,413,627
      Subscriptions receivable                                                                             852,970               -
      Funds held in escrow                                                                                       -       2,151,006
      Accounts receivable, net of allowance for doubtful accounts of $0 and $20,000, respectively           58,170         131,872
      Inventory                                                                                             37,154               -
      Prepaid expenses and other current assets                                                             95,072          55,705
                                                                                                    --------------- ---------------

          Total current assets                                                                           1,244,767       3,752,210

Property and equipment, net of accumulated depreciation of $1,314,960 and $1,445,288, respectively         903,159         718,711

Convertible note receivable                                                                                630,000               -

Investment in and note receivable from affiliate, net of unamortized discount of $77,691                 2,358,519               -

Intangible assets, net of accumulated amortization of $7,757,321 and $6,850,286, respectively            9,809,041      12,941,764

Other assets                                                                                               123,052         104,688
                                                                                                    --------------- ---------------

          Total assets                                                                              $   15,068,538  $   17,517,373
                                                                                                    =============== ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Note payable to affiliate, net of unamortized discount of $65,247                             $    1,484,753  $            -
      Note payable, net of unamortized discount of $40,245                                               1,239,755               -
      Notes payable - related parties                                                                       77,625          77,625
      Accounts payable                                                                                   1,062,237         655,352
      Accrued liabilities                                                                                  961,299         553,448
      Accrued liabilities - related parties                                                              1,451,633       1,564,133
      Deferred revenues                                                                                  1,049,849         677,071
      Capital lease obligation, current portion                                                             19,767          44,225
                                                                                                    --------------- ---------------

          Total current liabilities                                                                      7,346,918       3,571,854

Capital lease obligation, net of current portion                                                                 -          19,767
                                                                                                    --------------- ---------------

          Total liabilities                                                                              7,346,918       3,591,621
                                                                                                    --------------- ---------------

Commitments and contingencies (Notes 1, 5, 6, 13, 14, 16 and 17)

Stockholders' equity:
      Preferred stock, $0.0001 par value; 50,000,000 shares authorized; Series
          A, convertible; 166,667 shares outstanding
               (aggregate liquidation preference of $6,055,012 at December 31, 2001 and 2000)              500,000         500,000
          Series D, 4% cumulative convertible; 164,500 shares outstanding in 2000
               (aggregate liquidation preference of $3,601,819 in 2000)                                          -       4,288,178
          Series F, 6% cumulative convertible; 6,073 shares outstanding in 2000
               (aggregate liquidation preference of $128,242 in 2000)                                            -         112,438
      Common stock, $0.0001 par value; 500,000,000 shares authorized;
          Class A voting,  350,195,641 and 191,296,988 shares outstanding, respectively                     35,020          19,130
          Class B non-voting, no shares outstanding                                                              -               -
      Additional paid-in capital                                                                       171,985,508     148,904,860
      Outstanding warrants to purchase Class A common stock                                              2,832,400       3,141,430
      Deferred consulting expenses                                                                         (17,777)              -
      Cumulative foreign currency translation adjustment                                                     2,841               -
      Accumulated deficit                                                                             (167,616,372)   (143,040,284)
                                                                                                    --------------- ---------------

          Total stockholders' equity                                                                     7,721,620      13,925,752
                                                                                                    --------------- ---------------

          Total liabilities and stockholders' equity                                                $   15,068,538  $   17,517,373
                                                                                                    =============== ===============


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                                     Years Ended December 31,
                                                                  ---------------------------------------------------------------
                                                                         2001                  2000                  1999
                                                                  -------------------   --------------------  -------------------
Revenues:
      Licenses, royalties and maintenance                         $          478,444    $           567,621   $          439,507
      Services                                                               129,200                 89,232                    -
                                                                  -------------------   --------------------  -------------------
                                                                             607,644                656,853              439,507
                                                                  -------------------   --------------------  -------------------
Cost of revenues:
      Licenses, royalties and maintenance                                    138,308                 27,436               24,932
      Services                                                                47,509                      -                    -
                                                                  -------------------   --------------------  -------------------
                                                                             185,817                 27,436               24,932
                                                                  -------------------   --------------------  -------------------

      Gross profit                                                           421,827                629,417              414,575
                                                                  -------------------   --------------------  -------------------

Expenses:
      Selling, general and administrative                                 11,651,565             10,722,313            9,498,753
      Product development and research                                     8,119,924              5,871,414            7,909,228
      Amortization of intangible assets                                    2,453,491              2,457,829            2,588,896
      Impairment loss on handwriting recognition technology                2,056,295                      -                    -
      Purchased in-process research and development                                -                474,000                    -
                                                                  -------------------   --------------------  -------------------

          Total expenses                                                  24,281,275             19,525,556           19,996,877
                                                                  -------------------   --------------------  -------------------

Loss from operations                                                     (23,859,448)           (18,896,139)         (19,582,302)
                                                                  -------------------   --------------------  -------------------

Other income (expense):
      Interest income                                                         80,373                139,283               95,023
      Interest expense                                                      (185,802)            (4,004,111)          (3,636,467)
      Other                                                                  (67,792)              (126,520)            (157,345)
                                                                  -------------------   --------------------  -------------------

          Total other expense, net                                          (173,221)            (3,991,348)          (3,698,789)
                                                                  -------------------   --------------------  -------------------

Loss from continuing operations before equity in net loss of
      affiliate and income tax benefit                                   (24,032,669)           (22,887,487)         (23,281,091)

Equity in net loss of affiliate                                             (534,138)                     -                    -

Income tax benefit                                                                 -                 76,810            3,331,895
                                                                  -------------------   --------------------  -------------------

Loss from continuing operations                                          (24,566,807)           (22,810,677)         (19,949,196)

Discontinued operations:
      Operating loss of HealthCare Solutions Group                                 -                      -           (5,953,726)
      Gain on disposal of HealthCare Solutions Group,
          net of income taxes of $3,100,000                                        -                      -            3,766,646
                                                                  -------------------   --------------------  -------------------

Loss before extraordinary item                                           (24,566,807)           (22,810,677)         (22,136,276)

Extraordinary item - gain on forgiveness of debt, net of
      income taxes of $29,416 in 2000 and $281,895 in 1999                         -                 49,448              473,857
                                                                  -------------------   --------------------  -------------------

Net loss                                                                 (24,566,807)           (22,761,229)         (21,662,419)

Other comprehensive income - foreign currency translation                      2,841                      -                    -
                                                                  -------------------   --------------------  -------------------

Comprehensive loss                                                $      (24,563,966)   $       (22,761,229)  $      (21,662,419)
                                                                  ===================   ====================  ===================


Basic and diluted net loss per common share                       $            (0.10)   $             (0.16)  $            (0.31)
                                                                  ===================   ====================  ===================


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                Fonix Corporation
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                                     Outstanding
                                                                                                       Additional     Warrants
                                                 Preferred Stock             Common Stock               Paid-in      to Purchase
                                                 --------------------------- -----------------------
                                                   Shares         Amount       Shares      Amount       Capital      Common Stock
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 1998                         1,310,073   $ 25,958,822   64,324,480  $   6,432   $ 88,517,711   $ 3,323,258

Options issued during the year for services                -              -            -          -         12,540             -

Extension of option expiration dates                       -              -            -          -        241,375             -

Conversions of preferred stock                      (761,683)   (18,129,770)  52,981,431      5,298     18,124,472             -

Common stock issued for services                           -              -    1,200,000        120        474,880             -

Common stock issued for principal reduction
     on debentures                                         -              -    6,000,000        600      3,278,293             -

Common stock returned and canceled                         -              -     (970,586)       (97)    (1,000,819)            -

Warrants issued with Series C debentures                   -              -            -          -              -       438,240

Warrants issued for services                               -              -            -          -              -       260,000

Expiration of warrants                                     -              -            -          -      1,170,968    (1,170,968)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Beneficial conversion features on Series C
     debentures                                            -              -            -          -      1,750,000             -

Preferred stock dividends                                  -      1,766,858            -          -              -             -

Reduction of accrued offering costs                        -              -            -          -        200,000             -

 Net loss for the year ended December 31, 1999             -              -            -          -              -             -
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 1999                           548,390      9,595,910  123,535,325     12,353    112,769,420     2,850,530

Conversion of promissory note                              -              -   11,544,775      1,154      7,589,717             -

Beneficial conversion features on
     promissory note                                       -              -            -          -      3,447,623             -

Conversions of Series C debentures                         -              -   10,385,364      1,039      4,261,025             -

Sale of Series F preferred shares                    316,036      2,750,000            -          -              -             -

Beneficial conversion features on Series D
    preferred stock                                        -        236,400            -          -              -             -

Conversions of preferred stock to common stock      (527,186)   (10,622,745)  23,779,198      2,379     10,620,366             -

Reclassification of common stock subject
     to redemption                                         -              -    1,801,802        180      1,829,820             -

Exercise of repricing rights                               -              -    4,568,569        457           (457)            -

Issuance of common stock under equity line
     of credit                                             -              -   12,492,680      1,249      3,853,053             -

Shares issued upon settlement of litigation                -              -      260,145         26         81,269             -

 Issuance of common stock for services                     -              -    1,862,069        186      2,016,491             -

Issuance of stock options and warrants for
     services and technology                               -              -            -          -        234,856       530,250

Appreciation of warrants issued for services               -              -            -          -              -       537,500

Extension of option expiration dates                       -              -            -          -         52,067             -

Exercise of stock options and stock
     appreciation rights                                   -              -      767,061         77      1,094,790             -

Exercise of warrants                                       -              -      300,000         30        392,970      (115,000)

Expiration of warrants                                     -              -            -          -        661,850      (661,850)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Preferred stock dividends                                  -      2,941,051            -          -              -             -

Net loss for the year ended December 31, 2000              -              -            -          -              -             -
                                                 ------------  ------------- ------------ ----------  -------------  -------------

BALANCE, DECEMBER 31, 2000                           337,240      4,900,616  191,296,988     19,130    148,904,860     3,141,430

Conversions of preferred stock to common stock      (170,573)    (4,409,897)  14,497,507      1,449      4,408,448             -

Issuance of common stock under equity
     lines of credit                                       -              -  144,366,146     14,437     18,257,513             -

Issuance of stock options for services                     -              -            -          -         33,360             -

Exercise of stock options                                  -              -       35,000          4          9,797             -

Issuance of warrants                                       -              -            -          -              -        62,500

Expiration of warrants                                     -              -            -          -        371,530      (371,530)

Amortization of deferred consulting expenses               -              -            -          -              -             -

Preferred stock dividends                                  -          9,281            -          -              -             -

Cumulative foreign currency translation
     adjustment                                            -              -            -          -              -             -

Net loss for the year ended December 31, 2001              -              -            -          -              -             -

                                                 ------------  ------------- ------------ ----------  -------------  ------------
BALANCE, DECEMBER 31, 2001                           166,667   $    500,000  350,195,641  $  35,020   $ 171,985,508  $ 2,832,400
                                                 ============  ============= ============ ==========  =============  ============



                                                                   Cumulative
                                                                     Foreign
                                                     Deferred       Currency
                                                    Consulting     Translation    Accumulated
                                                     Expenses      Adjustment       Deficit           Total
                                                    ------------- -------------- --------------  ----------------
BALANCE, DECEMBER 31, 1998                          $   (106,700) $           -  $ (92,933,777)  $    24,765,746

Options issued during the year for services                    -              -              -            12,540

Extension of option expiration dates                           -              -              -           241,375

Conversions of preferred stock                                 -              -              -                 -

Common stock issued for services                        (375,000)             -              -           100,000

Common stock issued for principal reduction
     on debentures                                             -              -              -         3,278,893

Common stock returned and canceled                             -              -              -        (1,000,916)

Warrants issued with Series C debentures                       -              -              -           438,240

Warrants issued for services                            (127,500)             -              -           132,500

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses             174,149              -              -           174,149

Beneficial conversion features on Series C
     debentures                                                -              -              -         1,750,000

Preferred stock dividends                                      -              -     (2,110,607)         (343,749)

Reduction of accrued offering costs                            -              -              -           200,000

 Net loss for the year ended December 31, 1999                 -              -    (21,662,419)      (21,662,419)
                                                    ------------- -------------- --------------  ----------------

BALANCE, DECEMBER 31, 1999                              (435,051)             -   (116,706,803)        8,086,359

Conversion of promissory note                                  -              -              -         7,590,871

Beneficial conversion features on
     promissory note                                           -              -              -         3,447,623

Conversions of Series C debentures                             -              -              -         4,262,064

Sale of Series F preferred shares                              -              -              -         2,750,000

Beneficial conversion features on Series D
    preferred stock                                            -              -       (236,400)                -

Conversions of preferred stock to common stock                 -              -              -                 -

Reclassification of common stock subject
     to redemption                                             -              -              -         1,830,000

Exercise of repricing rights                                   -              -              -                 -

Issuance of common stock under equity line
     of credit                                                 -              -              -         3,854,302

Shares issued upon settlement of litigation                    -              -              -            81,295

 Issuance of common stock for services                         -              -              -         2,016,677

Issuance of stock options and warrants for
     services and technology                                   -              -              -           765,106

Appreciation of warrants issued for services            (537,500)             -              -                 -

Extension of option expiration dates                           -              -              -            52,067

Exercise of stock options and stock
     appreciation rights                                       -              -              -         1,094,867

Exercise of warrants                                           -              -              -           278,000

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses             972,551              -              -           972,551

Preferred stock dividends                                      -              -     (3,335,852)         (394,801)

Net loss for the year ended December 31, 2000                  -              -    (22,761,229)      (22,761,229)
                                                    ------------- -------------- --------------  ----------------

BALANCE, DECEMBER 31, 2000                                     -              -   (143,040,284)       13,925,752

Conversions of preferred stock to common stock                 -              -              -                 -

Issuance of common stock under equity
     lines of credit                                           -              -              -        18,271,950

Issuance of stock options for services                   (30,000)             -                            3,360

Exercise of stock options                                      -              -              -             9,801

Issuance of warrants                                           -              -              -            62,500

Expiration of warrants                                         -              -              -                 -

Amortization of deferred consulting expenses              12,223              -              -            12,223

Preferred stock dividends                                      -              -         (9,281)                -

Cumulative foreign currency translation
     adjustment                                                -          2,841              -             2,841

Net loss for the year ended December 31, 2001                  -              -    (24,566,807)      (24,566,807)

                                                    ------------- -------------- --------------  ----------------
BALANCE, DECEMBER 31, 2001                          $    (17,777) $       2,841  $ (167,616,372) $     7,721,620
                                                    ============= ============== ==============  ================


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Fonix Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Years Ended December 31,
                                                                                ------------------------------------------------
                                                                                    2001            2000             1999
                                                                                -------------   -------------   ----------------
Cash flows from operating activities:
     Net loss                                                                   $(24,566,807)   $(22,761,229)   $   (21,662,419)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
        Issuance of common stock for services                                              -       1,328,100            158,600
        Non-cash expense related to issuance of debentures,
          warrants, preferred and common stock                                        62,500       4,725,201          2,411,349
        Non-cash compensation expense related to issuance and
          extension of stock options                                                  15,583         914,922            360,615
        Non-cash portion of purchased in-process research and development                  -         474,000                  -
        Accretion of discount on note receivable from affiliate                      (19,400)              -                  -
        Accretion of discount on note payable from affiliate                         164,405               -                  -
        Loss on disposal of property and equipment                                    68,736         126,520            154,940
        Impairment loss on handwriting recognition technology                      2,056,295               -                  -
        Gain on sale of HealthCare Solutions Group                                         -               -         (3,766,646)
        Depreciation and amortization                                              2,850,362       3,093,612          5,256,532
        Equity in net loss of affiliate                                              534,138               -                  -
        Income tax benefit                                                                 -         (76,810)        (3,331,895)
        Gain on forgiveness of debt                                                        -         (49,448)          (473,857)
        Changes in assets and liabilities, net of effects of acquisitions:
          Accounts receivable                                                         92,268          53,029           (245,432)
          Inventory                                                                  (37,154)              -                  -
          Prepaid expenses and other current assets                                  (39,367)          8,127             (5,560)
          Funds held in escrow                                                     2,151,006        (113,003)           (38,003)
          Other assets                                                               (18,364)          1,176                944
          Accounts payable                                                           406,885        (543,529)        (1,650,337)
          Accrued liabilities                                                        407,851         120,638            514,312
          Accrued liabilities - related party                                       (112,500)       (250,001)         1,143,185
          Deferred revenues                                                          372,778         549,222            632,242
          Cumulative foreign currency translation adjustment                           2,841               -                  -
                                                                                -------------   -------------   ----------------

        Net cash used in operating activities                                    (15,607,944)    (12,399,473)       (20,541,430)
                                                                                -------------   -------------   ----------------

Cash flows from investing activities, net of effects of acquisitions:
     Issuance of note receivable                                                    (630,000)              -                  -
     Purchase of property and equipment                                             (586,106)       (239,908)           (99,090)
     Issuance of note receivable from affiliate                                     (302,909)              -                  -
     Investment in affiliate                                                        (200,000)              -                  -
     Purchase of assets from Force Computers, Inc.                                  (220,223)              -                  -
     Proceeds from sale of property and equipment                                        400               -             50,000
     Payments received on notes receivable                                                 -               -            245,000
     Proceeds from sale of HealthCare Solutions Group                                      -               -         21,805,982
                                                                                -------------   -------------   ----------------

        Net cash provided by (used in) investing activities                       (1,938,838)       (239,908)        22,001,892
                                                                                -------------   -------------   ----------------

Cash flows from financing activities:
     Proceeds from sale of Class A common stock, net                              17,418,980       3,854,302                  -
     Payments on note payable to affiliate                                        (1,050,000)              -                  -
     Principal payments on capital lease obligation                                  (44,225)        (28,312)           (60,684)
     Proceeds from exercise of stock options and warrants                              9,801         744,866                  -
     Proceeds from issuance of convertible promissory note payable
        and convertible debentures, net                                                    -       7,500,000          6,254,240
     Proceeds from sale of preferred stock, net                                            -       1,750,000                  -
     Payments on revolving note payable, net                                               -               -        (20,038,193)
     Payments on revolving note payable - related parties, net                             -               -         (7,895,178)
     Advances on proceeds from issuance of Series F preferred stock                        -               -          1,000,000
     Payments on other notes payable                                                       -               -           (834,240)
     Proceeds from sale of warrants                                                        -               -            438,240
     Bank overdraft                                                                        -               -           (138,034)
                                                                                -------------   -------------   ----------------

        Net cash provided by (used in) financing activities                       16,334,556      13,820,856        (21,273,849)
                                                                                -------------   -------------   ----------------

Net (decrease) increase in cash and cash equivalents                              (1,212,226)      1,181,475        (19,813,387)

Cash and cash equivalents at beginning of the year                                 1,413,627         232,152         20,045,539
                                                                                -------------   -------------   ----------------

Cash and cash equivalents at end of the year                                    $    201,401    $  1,413,627    $       232,152
                                                                                =============   =============   ================


          See accompanying notes to consolidated financial statements.

                             Fonix Corporation
             CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                             Fonix Corporation
             CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                                                      Years Ended December 31,
                                                                            --------------------------------------------
Supplemental disclosure of cash flow information:                               2001           2000           1999
                                                                            -------------- -------------- --------------

      Cash paid during the year for interest                                $     171,494  $     455,047  $   1,186,695
      Cash paid during the year for income taxes                                    2,986          2,606              -

Supplemental schedule of non-cash investing and financing activities:

      For the year ended December 31, 2001:

        Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

        Converted 164,500 shares of Series D preferred stock and related dividends of $320,949 into 13,978,440 shares of Class A common stock.

        Converted 6,073 shares of Series F preferred stock and related dividends of $6,853 into 519,067 shares of Class A common stock.

        Issued warrants for the purchase of 250,000 shares of Class A common stock as consideration for a perpetual, nonexclusive technology license valued at $62,500.

        Issued a non-interest bearing promissory note in the amount of $2,600,000 to purchase 1,780,818 shares of Series A preferred stock of Audium Corporation.

        Issued a non-interest bearing promissory note in the amount of $1,280,000 to purchase tangible and intangible assets from Force Computers, Inc.

        Entered into a capital lease obligation for equipment in the amount of $29,064.

        Issued a note payable for purchase of equipment in the amount of $19,039.

        Issued 73,100 shares of Class A common stock for $852,970 in subscription receivable.

      For the Year Ended December 31, 2000:

        Accrued preferred stock dividends of $191,051 on Series D and Series F preferred stock.

        Converted 217,223 shares of Series D preferred stock and related dividends of $255,600 into 15,436,378 shares of Class A common stock.

        Converted 309,963 shares of Series F preferred stock and related dividends of $34,042 into 8,342,820 shares of Class A common stock.

        Recorded preferred stock dividends of $2,750,000 related to the beneficial conversion features of Series F convertible preferred stock.

        Converted $7,500,000 of principal and $90,870 of interest from the convertible promissory note into 11,544,775 shares of Class A common stock.

        Issued 600,000 warrants valued at $474,000 to an executive officer and director of the Company as consideration for the rights to certain pen and voice input technology.

        Issued 228,364 shares of Class A common stock to two former directors of the Company upon the exercise of 400,000 options as stock appreciation rights.

        Converted $3,971,107 in principal of Series C convertible debentures and related interest of $290,957 into 10,385,364 shares of Class A common stock.

        Issued 4,568,569 shares of Class A common stock upon the exercise of repricing rights associated with the common stock subject to redemption.

        Issued 1,250,000 shares of Class A common stock to an unrelated party for consulting fees valued at $1,328,100.

        Issued 612,069 shares of Class A common stock valued at $688,578 as payment for liquidation damages and a restructuring fee in connection with the Series D preferred stock agreement.

        Recorded interest expense of $3,447,623 for a beneficial conversion feature on a promissory note.

        Entered into a capital lease obligation for equipment in the amount of $92,304.

        Dividends totaling $514,800 were accrued relating to the liquidation damage provision of the Series D preferred stock.

        Issued 260,145 shares of Class A common stock having a market value of $81,295 in settlement of litigation.

        Issued 45,000 warrants valued at $11,250 for consulting services.

      For the Year Ended December 31, 1999:

        Entered into capital lease obligations for equipment in the amount of $57,332.

        Applied advances to employees totaling $59,986 as payments on a related-party note payable.

        A total of 143,230 shares of Class A common stock previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

        A total of 100,000 shares of Class A common stock previously pledged to a law firm by certain officers and directors of the Company as collateral for legal work were sold by the law firm and the proceeds were used to pay for legal services totaling $72,335.

        A total of 970,586 shares of Class A common stock previously held by certain shareholders and originally valued at $1,000,916 were returned to the Company in settlement of litigation.

        Issued 6,000,000 shares of Class A common stock valued at $3,278,893 to the guarantors of the Series C convertible debentures as indemnification for the sale of their shares by the holders of the Series C convertible debentures held as collateral for thesedebentures. The proceeds of $3,278,893 received by the holders were used to pay liquidation damages and retire Series C convertible debentures in the amounts of $750,000 and $2,528,893, respectively.

        Recorded preferred stock dividends of $997,146 related to the beneficial conversion features of Series D and Series E preferred stock.

        Accrued preferred stock dividends of $769,710 on Series D and Series E preferred stock.

        Recorded dividends totaling $343,749 relating to the liquidation damage provisions of Series D and Series E preferred stock and Series C convertible debentures.

        Issued 200,000 shares of Class A common stock to an unrelated party for consulting fees valued at $100,000.

        Converted 626,611 shares of Series D preferred stock and related dividends of $587,388 into 47,252,275 shares of Class A common stock.

        Converted 135,072 shares of Series E preferred stock and related dividends of $66,015 into 5,729,156 shares of Class A common stock.

        Of the sales proceeds from the sale of the HealthCare Solutions Group, $2,500,000 was placed in an escrow account, $500,000 of which was subsequently released.

        A revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.

        Promissory notes held by certain shareholders were reduced by $414,991 in settlement of litigation.

        Issued 1,000,000 shares of Class A common stock to two unrelated parties for consulting fees valued at $375,000 of which $316,400 was deferred at December 31, 1999.

        Issued 1,000,000 warrants to three unrelated parties for legal services valued at $260,000 of which $118,651 was deferred at December 31, 1999.

          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Fonix Corporation and subsidiaries (collectively, the "Company"or "Fonix") is engaged in developing, acquiring and marketing proprietary speech-enabling technologies. The Company's speech-enabling technologies include automated speech recognition ("ASR") and text-to-speech ("TTS"). The Company offers its speech-enabling technologies to markets for embedded automotive and wireless and mobile devices, computer telephony and server solutions and personal software for consumer applications. The Company has received various patents for certain elements of its core technologies and has filed applications for other patents covering various aspects of its technologies. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors in telecommunications, computers, electronic devices and related industries, including producers of application software, operating systems, computers and microprocessor chips. Revenues are generated through licensing of speech-enabling technologies, maintenance contracts and services.

Basis of Presentation - The Company generated revenues of $607,644, incurred a net loss of $24,566,807 and had negative cash flows from operating activities totaling $15,607,944 for the year ended December 31, 2001. As of December 31, 2001, the Company had negative tangible net worth of $2,087,421, an accumulated deficit of $167,616,372, negative working capital of $6,102,151 and $255,104 of accounts payable over 60 days past due. The Company has limited capital capacity of $5,991,493 available through its two equity lines of credit. The Company expects to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2002, primarily due to significant expenditure requirements associated with marketing and developing its speech-enabling technologies. These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to fund the operations of the Company through proceeds from sales of debt and equity securities and cash flows from license and royalty arrangements. There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix Korea Sales Group, Ltd. Fonix/AcuVoice, Inc. and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50 percent owned affiliates are accounted for on the equity method (see Note 5).

During 1999, two wholly owned subsidiaries, Fonix Systems Corporation and Fonix/Articulate, Inc., were merged into the Company. In September 1999, the Company sold its HealthCare Solutions Group ("HSG"), consisting primarily of the assets and operations of Fonix/Articulate, Inc. The results of the operations of the HSG are presented as discontinued operations (see Note 2).

Cash and Cash Equivalents - The Company considers all highly liquid, short-term investments with a maturity of three months or less to be cash equivalents.

Subscriptions Receivable - Proceeds from certain sales of the Company's equity securities prior to December 31, 2001 had not been received by the Company as of year end. The cash proceeds were subsequently received in January 2002.

Funds Held in Escrow - Funds held in escrow pursuant to terms of the sale of the HSG were held in interest-bearing accounts and became available to the Company on March 2, 2001. These funds were received by the Company on March 29, 2001.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:


Furniture and fixtures                                5 years
Computer equipment                                    3 to 5 years
Leasehold improvements                                18 months to 8 years

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition.

Intangible Assets - Intangible assets consist of the following and are amortized on a straight-line basis over the estimated useful lives indicated:


                                          Useful Life             2001                  2000
                                          -----------             ----                  ----
Goodwill                                 8 to 10 years          $    4,926,902         $   8,435,590
Core technologies                        8 to 10 years              12,127,000            11,192,000
Customer relationships                     10 years                    306,000                    --
Trademarks                                 10 years                     42,000                    --
Patents                                     5 years                    164,460               164,460
                                                                --------------      ----------------
                                                                    17,566,362            19,792,050
Less accumulated amortization                                      (7,757,321)           (6,850,286)
                                                                 -------------       ---------------
Net intangible assets                                            $   9,809,041        $   12,941,764
                                                                 =============       ===============



Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.

During the fourth quarter of 2001, management of the Company determined that goodwill recorded in connection with its handwriting recognition technology was impaired. Without immediate customer prospects or current license agreements, management has chosen not to provide further funding to develop or market the handwriting recognition technology. Accordingly, the unamortized balance of $2,056,295 was recorded as an expense in 2001.

Management does not consider any of the Company's other long-lived assets to be impaired at December 31, 2001. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's intangible assets could be severely and negatively impacted. The accompanying consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. See "Recently Enacted Accounting Standards" below.

Revenue Recognition - The Company recognizes revenue in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenue from licensing the rights to its software products to end users and from royalties. The Company also generates revenue from the sale of consulting and development services.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Revenue from license, royalties and maintenance is recognized upon shipment of the software if there are no significant post-contract obligations. If post-contract obligations exist, revenue is recognized when those obligations have been satisfied. Revenue from consulting and development services is recognized as the services are completed.

Cost of revenue from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), support personnel compensation, licensed technology and other related costs. Cost of service revenue consists of personnel compensation, licensed technology and other related costs.

Product Development and Research - All expenditures for product development and research are charged to expense as incurred. During 2000, the Company recorded $474,000 of in-process research and development costs related to the acquisition of certain technology rights from a director and executive officer of the Company in exchange for warrants to purchase 600,000 shares of Class A common stock (see Note 13).

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Stock-based Compensation Plans - The Company accounts for its stock-based compensation issued to employees and directors under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, compensation related to stock options, if any, is recorded if an option's exercise price on the measurement date is below the fair value of the Company's common stock, and amortized to expense over the vesting period. Compensation expense for stock awards or purchases, if any, is recognized if the award or purchase price on the measurement date is below the fair value of the Company's common stock, and is recognized on the date of award or purchase. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", requires pro forma information regarding net loss and net loss per common share as if the Company had accounted for its stock options granted under the fair value method. This pro forma disclosure is presented in
Note 12.

The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123 and related interpretations. Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient's performance is complete.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which occasionally may exceed federally insured limits. Cash equivalents consist of highly liquid securities with maturities of three months or less when purchased. The Company has not experienced any losses with respect to these deposits. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


differ from those estimates.

Fair Value of Financial Instruments - The book values of the Company's assets and liabilities approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year. At December 31, 2001, 2000 and 1999, there were outstanding common stock equivalents to purchase 27,120,480 shares, 38,541,003 shares and 56,869,449 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 2001, 2000 and 1999.


                                                   2001                           2000                           1999
                                         ----------------------------   ----------------------------   ---------------------------
                                                              Loss                           Loss                           Loss
                                            Loss           Per Share        Loss          Per Share        Loss          Per Share
                                         --------------   -----------   --------------   -----------   --------------   -----------
Loss from continuing operations          $ (24,566,807)                 $ (22,810,677)                 $ (19,949,196)
Preferred stock dividends                       (9,281)                    (3,335,852)                    (2,110,607)
                                         --------------                 --------------                 --------------
Net loss from continuing operations
        attributable to common
        shareholders                       (24,576,088)   $    (0.10)     (26,146,529)   $    (0.16)     (22,059,803)   $    (0.29)
Discontinued operations, net of taxes               --           --               --             --       (2,187,080)        (0.03)
Extraordinary item, net of taxes                    --           --            49,448            --          473,857          0.01
                                         --------------   -----------   --------------   -----------   --------------   -----------
Net loss attributable to common
        stockholders                     $ (24,576,088)   $    (0.10)   $ (26,097,081)   $    (0.16)   $ (23,773,026)   $    (0.31)
                                         ==============   ===========   ==============   ===========   ==============   ===========
Weighted average common shares
  outstanding                              239,131,247                    162,684,298                     76,753,709
                                         ==============                 ==============                 ==============

Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 5 and 6).

Inventory - Inventory, consisting primarily of retail products, is stated at the lower of cost (first-in, first-out method) or market value.

Foreign Currency Translation - The functional currency of the Company's Korean subsidiary is the South Korean won. Consequently, assets and liabilities of the Korean operations are translated into United States dollars using current exchange rates at the end of the year. All revenue is invoiced in South Korean won and revenues and expenses are translated into United States dollars using weighted-average exchange rates for the year.

Comprehensive  Income - Other comprehensive income presented in the accompanying

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive income or loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard is not expected to have an impact on the Company's financial position or results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives will discontinue. Other intangible assets will continue to be amortized over their useful lives. The Company amortized $1,029,545 of goodwill for each of the years ended December 31, 2001, 2000 and 1999.

Effective January 1, 2002, the Company will apply the requirements of SFAS No. 142, and management will perform an impairment test of goodwill and intangible assets with indefinite lives. The effect of the application of those requirements on the Company's financial position and results of operations has not been determined, but it could be material to the Company's financial position and results of operations. Any transitional impairment loss will be recognized as a cumulative change in accounting principle.

In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The application of these requirements is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current year presentation.

2.  ACQUISITION AND DISCONTINUED OPERATIONS

DECtalk Assets - On December 14, 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc., under which the Company purchased from Force tangible and intangible assets (the "DECtalk Assets"). The Company agreed to pay $150,000 in cash at closing and $1,280,000 in the form of a non-interest- bearing promissory note (see Note 6). Payments due under the promissory note are payable at intervals through December 9, 2002.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The purchase price of $1,459,978, including direct acquisition costs of $70,223 is allocated as follows:

     Purchased core technology                        $     935,000
     Customer relationships                                 306,000
     Trademark                                               42,000
     Goodwill                                                94,062
     Furniture and equipment                                 64,350
     Accounts receivable                                     18,566
                                                      -------------
        Total purchase price                          $   1,459,978
                                                      =============

Sale of the HealthCare Solutions Group - On September 1, 1999, the Company completed a sale of the operations and a significant portion of the assets of the HSG, to Lernout & Hauspie Speech Products N.V. ("L&H"), for up to $28,000,000 (the "Sale"). Of this sales price, $21,500,000, less certain credits of $194,018, was received at closing, and $2,500,000 was held in an 18 month escrow account in connection with the representations and warranties made by the Company in the sales transaction. All of the funds were released from escrow by March 29, 2001. Another $4,000,000 of the sales price was to be contingently paid as an earnout in two installments of $2,000,000 each over two years based on the performance of the HSG. To date, no earnout has been received and, because of the bankruptcy filing of L&H, it is unlikely that any earnout will be received in the future. The assets sold included inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets. Additionally, L&H assumed the capital and operating lease obligations related to the HSG and the obligations related to certain deferred revenues.

Upon the closing of the Sale, the Company discontinued the operations of the HSG. The results of operations of the HSG have been reported separately as discontinued operations in the accompanying 1999 consolidated statement of operations. Revenues from the HSG's operations were $1,726,262 for the period from January 1, 1999 through September 1, 1999, the date of the Sale. These amounts have not been included in revenues in the accompanying 1999 consolidated statement of operations, but are included in the operating loss from discontinued operations.

3.  CONVERTIBLE NOTES RECEIVABLE

Through November 30, 2001, the Company loaned $455,000 under the terms of convertible promissory notes to an unrelated entity (the "Borrower") with whom the Company is engaged in development activities. The notes were unsecured, bore interest at an annual rate of 7.5 percent, and were to mature 120 days from the issuance date of each note. The Borrower is a provider of natural-language-understanding solutions for CRM applications. Fonix speech-enabling technology is a component of these solutions.

On December 1, 2001, the Company established a revolving line of credit and convertible promissory note that permits the Borrower to draw up to $1,000,000 for operations and other purposes, including the amounts loaned under the initial convertible promissory notes. Effective February 1, 2002, the line of credit and convertible promissory nore were increased to $2,000,000. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning June 30, 2002, and are secured by intellectual property and other assets of the Borrower. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of the Borrower at the Company's option. Based upon borrowings through December 31, 2001, such conversion would represent approximately five percent of the ownership of the Borrower.

In December 2001, the Borrower drew an additional $175,000 on the line of credit, bringing the total outstanding balance to $630,000 through December 31,
2001.   Subsequent to December 31, 2001 through February 26, 2002, the Borrower drew an additional $395,000 under the terms of the credit line.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001 and 2000:

                                                                  2001                2000
                                                               ---------------     ---------------
Computer equipment                                             $    1,166,731      $    1,193,942

Furniture and fixtures                                                959,069             851,436

Leasehold improvements                                                 92,319             118,621
                                                               ---------------      -------------
                                                                    2,218,119           2,163,999
Less accumulated depreciation and amortization                     (1,314,960)         (1,445,288)
                                                               ---------------      --------------
Net property and equipment                                     $      903,159       $     718,711
                                                               ===============      ==============

5. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001, the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of 5 percent per year, has a term of four years and is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock"). The Audium Note is convertible into shares of Audium Preferred Stock at a price of $1.46 per share in the event of (i) Audium raising an additional $2,000,000 prior to October 6, 2002, (ii) Audium's merger or consolidation, (iii) a qualified public offering of Audium common stock, (iv) an event of default under a note payable from Fonix (see Fonix Note below), or (v) Audium's aggregate gross revenues for the months of January through June 2003 exceeding $1,000,000. The Audium Note is secured by Audium's intellectual property. Further, at the closing, Audium granted the Company a fully paid, worldwide, non-exclusive license to Audium's software to make, manufacture, and use the software and any derivative works if Audium declares bankruptcy or ceases to do business.

Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the year ended December 31, 2001, the Company recorded interest income of $29,663, including contractual and imputed interest. As of December 31, 2001, the balance of the Audium Note was $322,309, net of the unaccreted discount.

Investment in Affiliate - On April 11, 2001, the Company closed a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000.

Each share of Audium Preferred Stock is convertible into one share of Audium's common stock. Holders of Audium Preferred Stock are entitled to eight percent cumulative dividends, a liquidation preference in excess of the original purchase price plus any declared but unpaid dividends, anti-dilution rights, and voting rights equal to the corresponding number of common shares. The stock purchase agreement also entitles Fonix to elect one

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


member of Audium's board of directors. Audium also granted Fonix certain registration rights after the closing of a public offering by Audium.

On April 11, 2001, and through December 31, 2001, the Company's investment in Audium represented 26.7 percent of the Audium's voting stock. As a result, the Company accounts for its investment in Audium using the equity method of accounting. Accordingly, the Company recognized a loss of $534,138 in the accompanying consolidated statements of operations consisting of $259,414 to reflect the Company's share of Audium's net loss for the period from April 11, 2001 through December 31, 2001 and $274,724 for the amortization of the difference between the purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit that is amortized on a straight-line basis over a period of eight years.

A summary of the results of Audium's operations for the period from April 11, 2001 through December 31, 2001 and net assets (liabilities) as of December 31, 2001 is as follows:

  Net sales                                         $    434,859
  Loss from operations                                   959,285
  Net loss                                               971,583

  Current assets                                         591,646
  Total assets                                           832,670
  Current liabilities                                    604,677
  Total liabilities                                    1,027,272
  Net assets (liabilities)                              (194,602)

Note Payable to Affiliate - The Fonix Note is payable in 13 monthly installments of $200,000 beginning on June 1, 2001, and bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. No events of default have occurred to date.

At closing, Audium issued 14 share certificates to Fonix, each certificate for 136,986 shares of Audium Preferred Stock, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each monthly payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

Through September 30, 2001, three payments of $200,000 were made on the Fonix Note. Effective October 1, 2001, the terms of the Fonix Note were modified to reduce the monthly payments to the following amounts: $75,000 for September 2001, $100,000 for October 2001, $125,000 for November 2001 and $150,000 for
December 2001 and January 2002. Thereafter, monthly payments of $200,000 are scheduled through August 2002. No other terms of the original Fonix Note were affected by the modification. Subsequent to December 31, 2001, payments amounting to $350,000 have been made as required by the modified terms.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the year ended December 31, 2001, the Company recorded interest expense of $164,405 related to this note.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.  PROMISSORY NOTE

As discussed in Note 2, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force") As part of the consideration for the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000. Management determined that a seven percent annual interest rate reflects the risk characteristics of this promissory note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245 for the note payable. From the purchase date through December 31, 2001, the Company recorded interest expense of $4,098 related to this promissory note.

As collateral for the promissory note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. Under the terms of the escrow, the shares will not be released to Force unless the Company is delinquent or late with respect to any payment under the Note. Also, under the terms of the Asset Purchase Agreement, Fonix is required to deposit all receipts from customers acquired in this transaction into a joint depository account. Fonix has the right to withdraw such funds; however, in the event of default on any payments to Force under the terms of the promissory note, Force has the right to withdraw funds from the depository account until the deficiency in payment is covered, at which time, Fonix may again have use of the funds. To date, required payments have been made when due.

7.  RELATED-PARTY NOTES PAYABLE

In connection with the acquisition of certain entities in 1998, the Company issued unsecured demand notes payable to former stockholders of the acquired entities in the aggregate amount of $1,710,000. Demands for payment on the notes were made as follows: $1,190,000 on February 28, 1999, $180,000 on April 30, 1999 and $340,000 on September 30, 1999, and bore interest at six percent after their due date. The Company did not make payments on the due dates pending the result of certain legal actions undertaken by the Company. In September 1999, the actions were settled resulting in cancellation of certain of the promissory notes totaling $1,632,375 upon payment to certain former shareholders of $1,217,384 and the return of 970,586 shares of restricted Class A common stock previously issued in connection with the acquisition. Of the notes payable, $77,625 remain unpaid as of December 31, 2001. During 2000, the holders of these notes made demand for payment and the Company is negotiating with the holders of these notes to reduce the outstanding balance.

8.  SERIES C CONVERTIBLE DEBENTURES

On January 29, 1999, the Company entered into an agreement with four investors pursuant to which the Company sold its Series C convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures was convertible at any time at the option of the holders into shares of Class A common stock at a conversion price equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Class A common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the debentures in connection with the beneficial conversion feature. The Company also issued 400,000 warrants in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Series C convertible debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued.

The obligations of the Company for repayment of the debentures, as well as its obligation to register the common

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two executive officers and directors and one former executive officer and director (the "Guarantors"). These personal guarantees were secured by a pledge of 6,000,000 shares of Fonix Class A common stock beneficially owned by the Guarantors. The Company entered into an indemnity agreement with the Guarantors relating to this and other guarantees and pledges (see Note 13).

Subsequent to the March 3, 1999 funding, the holders of the Series C convertible debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement as a result of the Company's failure to register in a timely manner the resale of the shares underlying the debentures, and that the holders had exercised their right to sell the shares pledged by the Guarantors. The Company was informed that proceeds from the sale of the 6,000,000 pledged shares amounted to $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded by the Company as interest expense and $343,750 related to penalty provisions of the Series D preferred stock (held by a related group of investors) and recorded by the Company as preferred stock dividends. The remaining $2,528,893 was applied as a reduction to the principal balance of the debentures. Under its indemnity agreement with the Guarantors, the Company was obligated to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the Debentures. Additionally, the Company has recorded a related-party liability of $1,296,600 as a reimbursement to the Guarantors for expenses incurred by the Guarantors as a result of the sales of the shares pledged by the Guarantors.

During 2000, the remaining balance of $3,971,107 of the Series C convertible debentures was converted into 10,385,364 shares of Class A common stock.

9. PREFERRED STOCK

The Company's certificate of incorporation allows for the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate.

Series A Convertible Preferred Stock - In 1995, the Company entered into an agreement with Beesmark Investments, L.C., a Utah limited liability company controlled by an individual who assumed a position on the Company's board of directors in connection with the execution of the agreement. The individual later resigned from the board. Under the agreement, the Company issued Series A convertible debentures in the amount of $500,000. The debentures bore interest at five percent and were originally due October 23, 1996. The debentures were converted into 166,667 shares of Series A convertible preferred stock on September 25, 1997. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holder, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 for a 15 day period, the Series A convertible preferred stock shares are automatically converted into Class A common stock. In the event of liquidation, the holder is entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to 1.5 shares of common stock for each share of Series A convertible preferred stock.

Series D Convertible Preferred Stock - During 1998, the Company entered into an agreement with investors whereby the Company issued 550,000 shares of Series D convertible preferred stock for $11,000,000. Additionally, the Company issued to certain investors a total of 608,334 shares of Series D convertible preferred stock in return for their relinquishment of their contractual right to receive shares in connection with a March 1998 private

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


placement offering and as a cost of the Series D convertible preferred stock placement. Dividends accrued on the stated value ($20 per share) of Series D convertible preferred stock at the rate of four percent per year, were payable annually or upon conversion, in cash or Class A common stock, at the option of the Company, and were convertible into shares of Class A common stock at the holders' option any time. In the event of liquidation, the holders of the Series D convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series D convertible preferred stock had no voting rights. Shares of Series D convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the shares of Series D convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series D convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $3,638,147 for the beneficial conversion feature of the Series D convertible preferred stock.

In 1998, 150,000 shares of Series D convertible preferred stock were exchanged for 150,000 shares of Series E convertible preferred stock (see below). In June 2000, the Company issued 612,069 shares of Class A common stock (having a market value of $688,578 on that date) to the holder of the shares of Series D convertible preferred stock in consideration for the waiver of certain rights and amendment of certain terms relating to the conversion of shares of Series D convertible preferred stock, including reducing the conversion rate from 90 percent to 85 percent of the average of the three lowest per share closing bid prices during the 22 trading days preceding the conversion date. The Company recorded a preferred stock dividend in the amount of $236,400 for the beneficial conversion feature resulting from the issuance of the shares. In 2001, 2000 and 1999, 164,500 shares, 217,223 shares and 626,611 shares, respectively, of Series D convertible preferred stock and related dividends were converted into 13,978,440 shares, 15,436,378 shares and 47,252,275 shares, respectively, of Class A common stock. As of December 31, 2001, no shares of Series D convertible preferred stock remain outstanding.

Series E Convertible Preferred Stock - In 1998, the Company entered into an agreement with two of the purchasers of the Series D convertible preferred stock whereby the Company issued 100,000 shares of the Company's Series E convertible preferred stock for $2,000,000. Additionally, the Company issued to the purchasers of the Series E convertible preferred stock a total of 150,000 additional shares of Series E convertible preferred stock in exchange for a total of 150,000 shares of Series D convertible preferred stock. Dividends accrued on the stated value ($20 per share) of Series E convertible preferred stock at a rate of four percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. In the event of liquidation, the holders of the Series E convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series E convertible preferred stock had no voting rights. Shares of Series E convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the Series E convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series E convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $968,047 for the beneficial conversion feature of the Series E convertible preferred stock.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In 1998, 114,928 shares of Series E convertible preferred stock and related dividends were converted into 2,591,733 shares of Class A common stock. In 1999, the remaining 135,072 shares of Series E convertible preferred stock and related dividends were converted into 5,729,156 shares of Class A common stock. There are no shares of Series E convertible preferred stock outstanding.

Series F Convertible Preferred Stock - In 2000, the Company entered into an agreement and a related amendment thereto whereby it sold a total of 316,036 shares of its Series F convertible preferred stock for $2,750,000. Dividends accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. Shares of Series F convertible preferred stock could be converted into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period immediately preceding the conversion date. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature of the Series F convertible preferred stock.

In 2001 and 2000, 6,073 shares and 309,963 shares, respectively, of Series F convertible preferred stock and related dividends were converted into 519,067 shares and 8,342,820 shares, respectively, of Class A common stock.

10.  CONVERTIBLE PROMISSORY NOTE AND EQUITY LINES OF CREDIT

Convertible Promissory Note - In June 2000, the Company executed a convertible promissory note (the "2000 Note") with a private investor in the amount of $7,500,000, against which the Company was permitted to draw funds as needed for operating purposes. The 2000 Note bore interest at six percent annually, compounded monthly, and was due September 30, 2001. Principal drawn under the terms of the 2000 Note was designated as the "Initial Investment Amount" under the Private Equity Line Agreement described below. The investor had the right to convert, at its option, all or any portion of the outstanding principal and interest into shares of Class A common stock at the lesser of $0.75 or 85 percent of the average of the three lowest closing bid prices of Class A common stock in the 20-day trading period prior to the date of conversion. During 2000, the Company drew the entire amount available under the 2000 Note and recorded $106,348 as interest expense. Principal and interest were converted into 11,544,775 shares of Class A common stock. The Company also recorded a beneficial conversion feature as interest expense in the amount of $3,447,623 related to borrowings under the 2000 Note.

Equity Line of Credit - In August 2000, the Company entered into a Private Equity Line Agreement ("Equity Line") with the same investor ("Equity Line Investor") which gives the Company the right to draw up to $20,000,000 for operations and other purposes. The Initial Investment Amount of $7,500,000 was drawn as part of the 2000 Note described above. The balance remaining under the Equity Line is available to the Company through a mechanism of draws and puts of stock. The Company is entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued is determined by dividing the dollar amount of the draw by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading-day period following the date the Company tenders the put notice. The Equity Line Investor funds the amounts requested by the Company within two trading days after the seven trading-day period.

From its inception through December 31, 2000, draws taken under the Equity Line, excluding the Initial Investment Amount, amounting to $3,973,508 were converted into 12,492,680 shares of Class A common stock. During 2001, draws amounting to $5,510,000, less commissions and related fees of $165,300, were converted into 26,353,141 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $156,836, less commissions and fees of $4,705, were converted into 2,292,920 shares of Class A common stock. As of February

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


26, 2002, $2,859,657 of credit remains available to be drawn on the Equity Line.

Second Equity Line of Credit - In April 2001, the Company entered into a second private equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the initial Equity Line.

From the inception of the Second Equity Line through December 31, 2001, draws under the Second Equity Line amounting to $13,425,000, less commissions and fees of $497,750, were converted to 118,013,005 shares of Class A common stock. Subsequent to December 31, 2001, additional draws amounting to $3,443,164, less commissions and fees of $103,295, were converted into 51,769,221 shares of Class A common stock. As of February 26, 2002, $3,131,836 remains available to be drawn on the Second Equity Line.

11.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Common Stock - During 2001, the Company issued 158,898,653 shares of Class A common stock. Of such shares, 14,497,507 shares were issued upon the conversion of preferred stock with related dividends, 144,366,146 shares were issued upon conversion of draws on the equity lines, and 35,000 shares were issued upon the exercise of options. At the annual meeting of shareholders held on July 18, 2001, the shareholders of the Company approved an increase in the number of common shares authorized from 300,000,000 to 500,000,000.

During 2000, the Company issued 65,959,861 shares of Class A common stock. Of such shares, 34,164,562 shares were issued upon the conversion of convertible debentures with related interest and preferred stock with related dividends, 24,037,455 were issued upon conversion of draws on the Equity Line and 2000 Note, 1,067,061 shares were issued upon the exercise of warrants, options and stock appreciation rights, 4,568,569 shares were issued upon exercise of repricing rights (see below), 260,145 shares were issued upon the settlement of litigation (see Note 17), and 1,862,069 were issued to consultants as consideration for services rendered.

During 1999, the Company issued 60,181,431 shares of Class A common stock. Of such shares, 52,981,431 shares were issued upon the conversion of preferred stock and related dividends, 6,000,000 were issued as replacement shares under an indemnification agreement in favor of the Guarantors (see Notes 8 and 13) and 1,200,000 were issued to consultants as consideration for services rendered. The Company canceled 970,586 shares of Class A common stock that were returned in connection with the settlement with the former shareholders of and acquired entity (see Note 7). At the annual meeting of shareholders held on October 29, 1999, issuance of Class B non- voting common stock was approved by the shareholders of the Company. Also approved was an increase in the number of common shares authorized from 100,000,000 to 300,000,000 and in the number of preferred shares authorized from 20,000,000 to 50,000,000.

In connection with a 1998 acquisition, 1,985,000 shares of Class A common stock were placed in escrow to be converted at a later date to Class B Non-Voting common stock, subject to approval by the shareholders of the Company. By vote of the shareholders at the annual meeting held October 29, 1999, the issuance of 1,985,000 shares of Class B Non-Voting common stock was approved. The Class B shares are authorized, but have not yet been exchanged for the corresponding Class A shares held in escrow. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31, 2001, 2000 and 1999.

Voting Trust - As of December 31, 2001, 8,627,333 shares of the Company's outstanding Class A common stock were held in a voting trust as to which the president and chief executive officer of the Company is the sole trustee. Persons who have deposited their shares of the Company's Class A common stock into the voting trust have

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


dividend and liquidation rights in proportion to the number of shares of the Company's Class A common stock they have deposited in the voting trust, but have no voting rights with respect to such shares. All voting rights associated with the shares deposited into the voting trust are exercisable solely and exclusively by the trustee of the voting trust. The voting trust expires, unless extended according to its terms, on the earlier of September 30, 2002 or any of the following events: (i) the trustee terminates it; (ii) the participating stockholders unanimously terminate it; or (iii) the Company is dissolved or liquidated.

Common Stock Subject to Redemption - In 1998, the Company entered into a private placement agreement with an unaffiliated investor, pursuant to which the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of Class A common stock, an equal number of repricing rights, both subject to certain repurchase rights, and warrants to purchase 200,000 shares of Class A common stock at $1.67 per share for a term of three years. The Company assigned a fair value of $150,000 to the warrants as determined on December 21, 1998 using the Black-Scholes pricing model assuming a dividend yield of 0 percent, expected volatility of 85 percent, a risk free interest rate of 4.5 percent and an expected life of 3 years.

Each repricing right entitled the holder to receive a number of additional shares of Class A common stock for no additional consideration according to a formula based on the lowest closing bid price of the Company's Class A common stock during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The repricing rights became exercisable on March 21, 1999.

Each holder of the Class A common stock described above had the right, based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares and repricing rights. The repurchase rights could only be exercised simultaneously with or after the occurrence of a major transaction or triggering event as defined in the private placement securities agreement. Such events included certain consolidations, mergers or other business combinations, sale or transfer of all or substantially all the Company's assets, purchase, tender or exchange offering of more than 40 percent of the Company's outstanding Class A common stock made and accepted, failure to have a registration statement describing the Class A common stock declared effective prior to 180 days after the closing date or suspension from listing or delisting of the Company's Class A common stock for a period of three days. The repurchase price for the Class A common stock was $1.3875 per share.

On February 14, 2000, the repricing rights were converted into 4,568,569 shares of Class A common stock, which shares were subsequently sold by the holder into the open market. Simultaneously, the initial shares subject to the repurchase rights were sold. Consequently, the Company has no further obligation under the repricing rights or the repurchase rights.

Delisting from The Nasdaq SmallCap Market - On December 3, 1999, the Company received notice that its Class A common stock had been delisted from The Nasdaq SmallCap Market principally because the Company's stock had failed to meet Nasdaq minimum bid price requirements. The Company's Class A common stock is currently trading on the OTC Bulletin Board.

12. STOCK OPTIONS AND WARRANTS

Common Stock Options - In 1998, the Company's board of directors and shareholders approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance was 10,000,000. In 2000, the Company's board of directors approved an increase in the number of shares under the Plan from 10,000,000 to 20,000,000. As of December 31, 2001, the number of shares available for grant under this plan was 2,760,831.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



In 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 7,500,000. As of December 31, 2001, the number of shares available for grant under this plan was 2,362,993.

In 1996, the Company's board of directors and shareholders approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares of Class A common stock authorized for issuance is 5,400,000. The plan provides that each director shall receive options to purchase 200,000 shares of Class A common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from date of grant. As of December 31, 2001, the number of shares available for grant under this plan was 2,800,000.

In 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 900,000. The exercise price of these options is the closing market price of the Class A common stock on the date the options are granted. The term of the plan is 10 years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 2001, the number of shares available for grant under this plan was 773,666.

In 1999, the Company granted options to purchase 400,000 shares of Class A common stock to new members of the board of directors, waiving the requirement that they serve for six months prior to such granting. In 2000, options to purchase 1,000,000 shares of Class A common stock were granted to members of the board of directors for services performed as directors during the year. In 2001 and 2000, options to purchase 1,500,000 shares and 3,800,000 shares, respectively, of Class A common stock, were issued to directors who were also executive officers of the Company for compensation and other services rendered to the Company. No such options were issued in 1999.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 2001, 2000 and 1999 is presented below:

                                                        2001                       2000                           1999
                                                       ------                     ------                         -----
                                                              Weighted                      Weighted                     Weighted
                                                              Average                        Average                       Average
                                                Stock         Exercise        Stock         Exercise        Stock        Exercise
                                               Options         Price         Options          Price         Options         Price
                                               ------------  ---------      ------------   ----------     ------------   ----------
  Outstanding at beginning of the year          19,857,700   $   2.97        14,355,900      $  4.06       15,877,782      $  4.10
       Granted                                   8,134,950       0.22         7,116,067         0.65        1,294,000         1.31
       Exercised                                   (35,000)      0.39          (938,697)        1.00              --            --
       Forfeited or canceled                    (3,878,837)      4.23          (675,570)        4.59       (2,815,882)        3.01
                                               ------------                 ------------                  ------------
  Outstanding at end of the year                24,078,813       1.84        19,857,700         2.97       14,355,900         4.06
                                               ============                 ============                  ============
  Exercisable at the end of the year            16,981,906       2.50        18,923,001         3.07       13,484,237         4.20
                                               ============                 ============                  ============

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 2001 is presented below:


                               Options Outstanding                                     Options Exercisable
      --------------------------------------------------------------------------   --------------------------------
                                                   Weighted
                                                   Average           Weighted                           Weighted
        Range of                                  Remaining           Average                            Average
        Exercise              Number             Contractual         Exercise        Number             Exercise
         Prices             Outstanding             Life               Price       Exercisable            Price
         ------             -----------             ----               -----       -----------            -----
      $ 0.07-1.00            12,887,110        8.9 years           $     0.32         5,881,866         $   0.41
        1.01-1.78             5,028,800        7.9 years                 1.12         4,937,137             1.12
        2.97-4.06             1,893,000        4.6 years                 3.95         1,893,000             3.95
        5.06-6.00               801,000        5.9 years                 5.68           801,000             5.68
        6.50-8.50             3,468,903        5.5 years                 6.51         3,468,903             6.51
                             ----------                                            ------------
      $ 0.07-8.50            24,078,813        7.8 years                 1.84        16,981,906             2.50
                             ==========                                            ============

  Had compensation expense for these options been determined in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss per common share would have been increased to the pro forma amounts indicated below for the years ended December 31, 2001, 2000, and 1999:


                                                                    2001           2000            1999
                                                                   ------         ------           -----
  Net loss attributable to common stockholders:
              As reported                                   $  24,576,088    $  26,097,081   $  23,773,026
           Pro forma                                           25,336,697       30,602,028      28,567,009
  Basic and diluted net loss per common share:
              As reported                                   $       (0.10)   $       (0.16)  $       (0.31)
           Pro forma                                                (0.11)           (0.19)          (0.37)

  The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $0.27, $0.64 and $1.31, respectively.

  The fair value of options and warrants is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during 2001, 2000 and 1999:


                                    2001         2000          1999
                                   ------       ------        -----
  Risk-free interest rate          4.66%        6.08%         5.70%
  Expected dividend yield           0.0%         0.0%          0.0%
  Expected exercise lives         5 years      5 years       5 years
  Expected volatility               130%         130%          102%

  The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Warrants - A summary of warrants granted by the Company during the years ended December 31, 2001, 2000 and 1999 is presented below:


                                                         2001                        2000                         1999
                                               ------------------------      ------------------------   -------------------------
                                                              Weighted                      Weighted                   Weighted
                                                               Average                      Average                     Average
                                                              Exercise                      Exercise                   Exercise
                                                Shares          Price          Shares        Price       Shares          Price
                                               -----------   ----------      -----------   ----------   ------------  -----------
  Outstanding at beginning of the year           3,470,000    $  2.06         3,025,000      $  2.71      1,925,000    $   13.08
       Granted                                     250,000       0.33           945,000         0.93      2,250,000         0.66

       Exercised                                        --         --          (300,000)        0.93           --            --
       Forfeited                                  (845,000)      0.92          (200,000)        8.13     (1,150,000)       16.06
                                               -----------                   -----------                ------------
  Outstanding at end of the year                 2,875,000       2.22         3,470,000         2.06      3,025,000         2.71
                                               ===========                   ===========                ============
  Exercisable at end of the year                 2,875,000       2.22         3,470,000         2.06      2,525,000         3.16
                                               ===========               \    ===========                ============

  Stock Appreciation Rights - The option plans described above also provide for stock appreciation rights that allow the grantee to receive shares of Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of Class A common stock at the date of exercise. In 2000, stock appreciation rights related to 400,000 outstanding stock options with a weighted average exercise price of $1.18 were exercised resulting in the recording of $628,000 of selling, general and administrative expense. As of December 31, 2001, there are options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights, all of which have an exercise price of $1.00 per share. If not exercised by September 2002, the remaining options with these rights will expire.

  13.  RELATED-PARTY  TRANSACTIONS

  Purchase of Technology Rights - In February 2000, the Company entered into an agreement to purchase from an executive officer and director of the Company, all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for this technology, the Company granted the executive officer warrants to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $1.00 per share. The warrants expire on February 10, 2010. Also, the Company granted the executive officer the right to repurchase the technology from the Company at fair market value if the Company subsequently determines not to commercialize the technologies.

  Guarantees of Company Obligations and Related Indemnity Agreement - In 1998 and 1999, two executive officers and directors and a former executive officer and director of the Company (the "Guarantors") guaranteed certain obligations of the Company, including obligations under the Series C debentures and certain real estate leases.

  In March 1999, the Guarantors pledged 6,000,000 shares of Class A common stock as collateral security for the Series C convertible debentures. In consideration for this pledge, the board of directors authorized the issuance of warrants to the Guarantors to purchase one share of Class A common stock for every three shares pledged. The purchase warrants would have a term of 10 years and an exercise price of 125 percent of the closing bid price of the Company's common stock on January 29, 1999, the date of issuance of the debentures. The warrants would not have been exercisable for at least six months after the date of issuance. The Guarantors subsequently deferred receipt of the warrants, but retained the right to accept them at some later date. Accordingly, no warrants have yet been issued pursuant to this transaction. The Company also agreed to indemnify the Guarantors if they were

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  required to pay any sums for the benefit of the Company under their guaranty of the Series C convertible debentures. The indemnity agreement provides that the Company would issue shares of Class A common stock of sufficient value to reimburse the guarantors in full, plus interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom.

  Subsequent to the March 1999 Series C debenture issuance, the holders of the Series C debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement and that the holders had sold the 6,000,000 shares pledged by the Guarantors. The proceeds from the sale of the pledged shares were applied to certain penalties incurred on the Series D preferred stock (held by a related group of investors) and the remainder was applied to reduce the principal balance of the Series C convertible debentures as of September 30, 1999 (see Note 8). Under its indemnity agreement with the Guarantors, the Company issued 6,000,000 replacement shares to the Guarantors for the shares sold and reimbursed the Guarantors for resulting costs. Accordingly, the Company recorded an expense of $1,296,600 during 1999.

  In December 1998, the Guarantors guaranteed certain additional obligations of the Company. As security for some of the guarantees, the Guarantors also pledged shares of Class A common stock beneficially owned by them. In March 1999, 143,230 of the shares pledged to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares pledged to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. The Company recorded an expense of $146,700 during 1999 to reimburse the Guarantors for expenses resulting from these sales.

  During 1999, two executive officers of the Company advanced funds totaling $317,159 related to sales of shares of the Company's stock owned by them that was pledged as collateral under certain borrowing agreements. The balance was subsequently repaid in full in 1999. Also, an executive officer of the Company advanced an additional $68,691 to the Company for operating expenses, all of which was subsequently repaid to him in 1999.

  SCC Asset Management Inc. - SCC Asset Management, Inc. ("SCC"), formerly Studdert Companies Corp., is a Utah corporation that previously provided investment and management services to the Company. Two of the officers, directors and owners of SCC are directors and executive officers of the Company. A third officer, director and owner of SCC is a former director and executive officer of the Company. The Company rents office space under subleases from SCC. Payments under the leases are guaranteed by three officers, owners and directors of SCC noted above. The subleases require monthly payments of $10,368. Payments for the sublease and related expenses amounted to $149,261 in 2001, $111,196 in 2000 and $124,416 in 1999.

  Other Transactions - In December 1999, the Company issued warrants to purchase 250,000 of the Company's Class A common stock to a law firm having a weighted-average exercise price of $0.31 and a term of five years. During 2001, 2000 and 1999, the Company paid approximately $847,000, $505,000, and $902,000, respectively, to the law firm for services provided to the Company.

  14.  RESEARCH AND PRODUCT DEVELOPMENT

  Synergetics - Prior to March 1997, the Company's scientific research and development activities were conducted solely by Synergetics, pursuant to product development and assignment contracts (collectively, the "Synergetics Agreement"). Under that arrangement, Synergetics provided personnel and facilities, and the Company financed the Synergetics research and development activities on an as-required basis and the Company was obligated to pay to Synergetics a royalty of 10 percent (the "Royalty") of net revenues from sales of products incorporating Synergetics' "VoiceBox" technology as well as technology derivatives thereof. Synergetics compensated its

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  developers and others contributing to the development effort, in part, by granting "Project Shares" to share in a portion of the Royalty received by Synergetics. On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement whereby the Company agreed to offer an aggregate of 4,800,000 non- transferable common stock purchase warrants to the holders of the Project Shares in consideration for which Synergetics agreed to cancel any further obligation on the part of the Company to pay the Royalty. In 2000, the Company and Synergetics entered into a Restated Royalty Modification Agreement whereby the Company paid Synergetics $28,000 to cancel the obligation of the Company to pay the Royalty. The Company has no further obligations to Synergetics, including prior obligations to issue 4,800,000 warrants.

  Under the terms of the Synergetics Agreement, as modified, the Company incurred no expenses in 2001, $28,000 in 2000 and $50,455 in 1999 for research and development efforts.

  Adiva - During 1998 and 1999, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC2. In 2000, the Company terminated its relationship with Adiva and made a final payment of $85,000 in settlement of the relationship. The Company incurred expenses of $85,000 in 2000 and $63,395 in 1999 for services provided by Adiva.

  IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2, a research and development entity, to provide assistance to the Company in the continuing development of specific ASR technologies. The president of IMC2 is also the president of Synergetics and Adiva. The agreement was for an initial term of 36 months and required the Company to make monthly payments of $22,000. In February 2001, the Company and IMC2 agreed to extend the contract on a month-to-month basis. Under the terms of the agreement, the Company expended $391,000 in 2001, $264,000 in 2000 and $264,000 in 1999 for research and development efforts provided by IMC2.

  Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast"), an Internet research and development entity, whereby Advocast assisted the Company in development of technologies to create and locate searchable databases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement, the Company paid $816,750 in 1998 and $705,005 in 1997 for Advocast research and development efforts.

  On November 25, 1998, Advocast issued 60,200 shares of Advocast Series A 6% convertible preferred stock ("Advocast Preferred Stock") to the Company and the chief executive officer of the Company became a director of Advocast. The Advocast Preferred Stock, if converted to Advocast common stock, represented less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and no market for its stock. As a result, there was substantial uncertainty as to the value of the Advocast Preferred Stock and the Company did not record a value for the Advocast shares in its consolidated financial statements.

  On February 26, 2001, Fonix agreed to provide to Advocast an additional $100,000 of financing under the terms of a six percent secured convertible debenture due February 26, 2002. Fonix advanced $57,498 under the debenture. The debenture was convertible into shares of Advocast common stock at a rate of $8.62 per share at the option of Fonix. Furthermore, Fonix had the right to convert its Advocast Preferred Stock into additional principal under the debenture at a rate of $25 per share of Advocast
  Preferred Stock. If converted, the resulting balance due under the debenture was subject

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  to the same terms of conversion into Advocast common stock or became due and payable six months following the original due date of the convertible debenture. Advocast and Fonix also agreed that Advocast would provide consulting services to Fonix for development of Internet applications of the Company's technologies. The term of the agreement was three months and could be renewed at the Company's option for an additional three months. Fonix paid $30,000 to Advocast pursuant to the consulting agreement.

  On June 18, 2001, Fonix canceled the debenture, terminated the consulting agreement, agreed that Advocast could redeem the Advocast Preferred Stock owned by Fonix and issued warrants to Advocast for the purchase of 250,000 shares of Fonix Class A common stock at an exercise price of $0.33 per share in return for a perpetual, fully paid-up, nonexclusive license to certain technology developed by Advocast for Internet speech applications. The warrants were valued at $62,500 using the Black-Scholes option pricing model and were recorded as product development costs at the date of the transaction. Fonix has no further obligation to provide funding, management consultation and development services or technology to Advocast.

  15.  INCOME TAXES

At December 31, 2001 and 2000, net deferred income tax assets, before considering the valuation allowance, totaled $37,549,884 and $30,159,421, respectively. The amount of and ultimate realization of the benefits from the deferred income tax assets is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. The benefit for income taxes in the accompanying consolidated statement of operations for 1999 represents net operating loss carryforwards utilized to offset income tax liabilities associated with the sale of the HSG and the gain on forgiveness of debt. The net change in the valuation allowance was an increase of $7,390,463 for 2001 and $5,073,474 for 2000.

At December 31, 2001, the Company has unused federal net operating loss carryforwards available of approximately $91,290,000 and unused state net operating loss carryforwards of approximately $82,570,000 which may be applied against future taxable income, if any, and which expire in various years from 2008 through 2021. The Internal Revenue Code contains provisions which likely will reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

The temporary differences and carryforwards which give rise to the deferred income tax assets as of December 31, 2001 and 2000 are as follows:

Deferred income tax assets:                           2001             2000
                                                ---------------  ----------------
       Net operating loss carryforwards:
           Federal                              $    31,039,516      $24,673,999
                                                     24,673,999       24,673,999
           State                                      2,724,704        2,106,874

       Research and development credits               2,366,311        2,224,742
       Accrued liabilities                              800,197          798,240
       Deferred revenues                                389,515          274,689
       Other                                            229,641           80,877
                                                ---------------  ----------------
       Total deferred income tax assets              37,549,884       30,159,421
       Valuation allowance                          (37,549,884)     (30,159,421)
                                                ---------------  ----------------
       Net deferred income tax assets           $            --  $            --
                                                ---------------  ----------------

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




  A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:






                                                                         Year Ended December 31,
                                                                   2001            2000           1999
                                                                -----------     ---------      ---------

  Federal statutory income tax rate                                34.0%          34.0%          34.0%

  State and local income tax rate, net of federal
  benefit                                                           3.3            3.3            3.3
  Non-deductible items                                             (7.8)         (14.8)          (9.0)
                                                                                 (22.2)


  Valuation allowance                                             (22.2)                        (14.0)
                                                                -----------                    ---------
  Effective income tax rate                                         0.0%           0.3%         14.3%
                                                                ===========     =========      =========







  16.  COMMITMENTS AND CONTINGENCIES

  Executive Employment Agreements - The Company has employment agreements with two executive officers that were initiated November 1, 1996 and amended effective January 31, 2000 to extend the term of the agreements and reduce the base compensation. The current annual base salary for each executive officer is $309,400 and may be adjusted upward in future years as deemed appropriate by the Company's board of directors. The expiration date of the agreements is December 31, 2005. In July 2000, as compensation for extending the term of each agreement at a compensation level less than provided in the original agreement, each executive was granted options to purchase 1,400,000 shares of the Company's Class A common stock at an exercise price of $1.01. These options vested immediately and expire on July 19, 2010.

  In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination.

  Another executive officer of the Company resigned in January 1999 and his employment agreement was canceled. He subsequently entered into a separation agreement pursuant to which he was paid $250,000 per year for the years ended January 31, 2000 and 2001, and $100,000 for the year ended January 31, 2002. The Company has no further obligations to the former executive.

  During 2000, the Company entered into employment contracts with two other executive officers which expire in January 31, 2003. The minimum annual salaries required by these agreements total $460,000. The executive employees are also entitled to other normal benefits extended to executives and employees of the Company. In the event that, during the contract term, both a change of control occurs and, within six months after such change in control was to occur, the executive officers' services are terminated by the Company for any reason other than cause, death or retirement, the executive officers shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. The agreements contain a non-disclosure, confidentiality, non-solicitation and non-competition clause. Under the terms of the non-competition clause, each

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  executive has agreed that for a period of 18 months after the termination of his employment with the Company the executive will not engage in any capacity in a business which competes with or may compete with the Company.

  Other Employment Agreements - On January 23, 2001, the Company entered into an employment agreement with an employee under which the employee is paid an annual salary of $225,000 and received options to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $0.49 per share. Vesting of the options was to occurr over the term of the contract as follows:
  100,000 on January 23, 2001, 100,000 on November 30, 2001, 200,000 on November
  30, 2002, and 200,000 on November 30, 2003. The agreement was to expire November 30, 2003, but was terminated by mutual agreement.

  Professional Services Agreements - In 2001, the Company entered into a professional services agreement with a marketing consultant. The terms of the agreement require monthly payments of $20,000 for a period of 24 months. Also, in connection with the agreement, the Company issued options to purchase 500,000 shares of Class A common stock. The options were valued at $0.06 per share using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.62 percent, expected dividend yield of 0 percent; expected exercise life of five years, and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and is being amortized into general and administrative expense over the period of service.

  In July 2000, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued a total of 1,000,000 shares of Class A common stock. The stock was valued at $1,015,600 using the fair value of the Class A common stock on the date each contract commenced and was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service.

  In May 2000, the Company issued 250,000 shares of Class A common stock (having a market value of $312,500 at that date) to an unrelated third party in consideration for services rendered in connection with equity financing transactions.

  In January 2000, the Company issued warrants to purchase 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three-year life, exercise prices ranging from $0.28 to $1.25 per share and vested during the year ended December 31, 2000.

  In December 1999, the Company entered into professional services agreements with two consulting firms. In connection with these agreements, the Company issued 1,000,000 shares of Class A common stock. The stock was valued at $375,000 using the fair value of the Class A common stock on the date each contract commenced which amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000 and 1999.

  In December 1999, the Company issued warrants to purchase 1,000,000 shares of Class A common stock to professional advisors and consultants. The warrants were valued at $0.26 per share using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.33 percent, expected dividend yield of 0 percent; expected exercise life of five years, and expected volatility of 130 percent. The resulting amount was recorded as deferred consulting expense and amortized as general and administrative expense over the period of service in 2000.

  Babel Infovox AB ("Infovox") is a Swedish telecommunications company that has developed multiple language capability for integration into TTS applications. In October 2000, the Company entered into a revenue sharing arrangement with Infovox that provides that Fonix will pay a percentage of revenue to Infovox for Fonix licenses of TTS technology that include languages other than American English provided by Infovox. In connection with

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  this agreement, the Company has made prepayments of $20,000, against which payment due to Infovox are credited. Through December 31, 2001, the Company had credited $2,898 against this prepayment.

  Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amount of commitments for non-cancelable operating leases in effect at December 31, 2001, were as follows:


         Year ending December 31,
                    2002                            $    881,224
                    2003                                 517,379
                    2004                                 294,652
                                                   -------------
                                                    $  1,693,255

  The Company incurred rental expense, net of subleases, of $627,304, $413,382 and $764,930 during 2001, 2000 and 1999, respectively, related to these leases.

  Effective May 14, 1999, the Company entered into an agreement to sublease 10,224 square feet of its Draper, Utah facility to an unrelated third party. The agreement required the sublessee to pay $13,961 per month, or approximately 40 percent of the Company's monthly obligation under the primary lease agreement. The sublease agreement expired December 31, 2000.

  Effective May 25, 1999, the Company entered into an agreement to sublease its Cupertino, California facility to an unrelated third party. The agreement requires the sublessee to pay $35,432 per month through May 31, 2003.

  Forgiveness of Trade Payables and Accrued Interest - The Company negotiated reductions in amounts due various trade vendors amounting to $78,864 in 2000 and $526,697 in 1999. Additionally, the Company negotiated reductions in accrued interest owed to certain note holders amounting to $229,055 in 1999. These amounts have been accounted for as an extraordinary item in the accompanying consolidated statements of operations.

  17. LITIGATION

  Oregon Graduate Institute - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that the Company was in default under three separate agreements between the Company and OGI in the total amount of $175,000. In December 2000, a settlement was reached that required the Company to pay $27,500 in cash and issue 260,145 shares of Class A common stock, valued at $81,295 at the date of settlement, and required that OGI return equipment previously loaned by Fonix.

  Clarke - In November 1998, Fonix filed a suit against John R. Clarke and Perpetual Growth Fund, a company affiliated with Clarke, in Federal Court for the Central District of Utah seeking a declaratory judgment that it did not owe any money to Clarke and Perpetual Growth relating to certain financing Fonix received during 1998 and thereafter. The case was tried in March 2001, after which the court ruled in favor of Fonix and determined that Clarke and Perpetual Growth had no claims for "trailing fees" with regard to the financings which were the subject of the suit. Clarke and Perpetual Growth have appealed the decision to the United States Court of Appeals for the Tenth Circuit, but that court has not yet rendered a decision. The Company believes that the claims of Clarke and Perpetual Growth are without merit and will continue to vigorously oppose those claims.

                                Fonix Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Other - The Company is involved in various claims and proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate disposition of these matters will not materially impact the consolidated financial position, liquidity or results of operations of the Company.

  18.  EMPLOYEE PROFIT SHARING PLAN

  The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the Company.

  19.  SIGNIFICANT CUSTOMERS

  Of the Company's revenue for 2001, $593,371 was from sources in the United States and $14,273 from South Korea. All of the Company's revenues for 2000 and 1999 were sourced from the United States. In 2001, no single customer generated more than 10 percent of the Company's total revenue. Of the $656,853 of revenues in 2000, $125,000 was from Motorola, and $87,250 was from NuvoMedia, Inc. Of the $439,507 of revenues in 1999, $209,401 was from one customer, General Magic. No other customer accounted for more than 10 percent of the Company's total revenues for the years presented.

  20.  SUBSEQUENT EVENT

  Stock Options - Subsequent to December 31, 2001, through February 26, 2002, the Company granted 5,042,000 options to employees, officers and directors under Company option plans. The options were granted at the quoted market price on the date of the grant and have exercise prices ranging from $0.05 to $0.11 per share. Of the options granted, 1,000,000 vest immediately and the balance vest over three years.

                                TABLE OF CONTENTS

                                                                                                                 Page

Financial Statements (Unaudited)

           Condensed Consolidated Balance Sheets - As of June 30, 2002 and December 31, 2001                        2

           Condensed Consolidated Statements of Operations and Comprehensive Loss for the
               three months and six months ended June 30, 2002 and 2001                                             3

           Condensed Consolidated Statements of Cash Flows for the three months and six months ended
               June 30, 2002 and 2001                                                                               4

           Notes to Condensed Consolidated Financial Statements                                                     6


                                Fonix Corporation
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

ASSETS

                                                                                              June 30,         December 31,
                                                                                               2002               2001
                                                                                          ----------------   ----------------
Current assets:
      Cash and cash equivalents                                                                  $ 38,913          $ 201,401
      Subscriptions receivable                                                                          -            852,970
      Accounts receivable, net of allowance for doubtful accounts of $0                            96,592             58,170
      Other receivables                                                                            73,352             25,119
      Inventory                                                                                    28,080             37,154
      Prepaid expenses                                                                            169,764             69,953
                                                                                          ----------------   ----------------

           Total current assets                                                                   406,701          1,244,767

Property and equipment, net of accumulated depreciation of $1,491,553
        and $1,314,960, respectively                                                              811,490            903,159

Convertible note receivable                                                                     1,435,000            630,000

Investment in and note receivable from affiliate, net of unamortized discount of $68,655        1,934,609          2,358,519

Intangible assets, net of accumulated amortization of $6,234,000 and
        $5,461,722, respectively                                                                6,406,222          7,177,737

Goodwill, net of accumulated amortization of $2,295,599, in 2002 and 2001                       2,631,304          2,631,304

Other assets                                                                                      359,199            123,052
                                                                                          ----------------   ----------------

           Total assets                                                                      $ 13,984,525       $ 15,068,538
                                                                                          ================   ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Advance on equity line of credit                                                          $ 182,676                $ -
      Note payable to affiliate, net of unamortized discount of $31,054                           968,946          1,484,753
      Note payable, net of unamortized discount of $12,102                                        397,898          1,239,755
      Notes payable - related parties                                                             435,933             77,625
      Accounts payable                                                                          1,664,292          1,062,237
      Accrued liabilities                                                                       2,622,858            961,299
      Accrued liabilities - related parties                                                     1,443,300          1,451,633
      Deferred revenues                                                                         1,134,792          1,049,849
      Other current liabilities                                                                    21,881             19,767
                                                                                          ----------------   ----------------

           Total current liabilities                                                            8,872,575          7,346,918
                                                                                          ----------------   ----------------

Commitments and contingencies (Notes 1, 3, 5, and 6)

Stockholders' equity:
      Preferred stock, $.0001 par value; 50,000,000 shares authorized; Series A, convertible; 166,667 shares outstanding
                (aggregate liquidation preference of $6,055,012)                                  500,000            500,000
      Common stock, $.0001 par value; 800,000,000 shares authorized;
           Class A voting, 484,475,556 and 350,195,641 shares outstanding, respectively            48,448             35,020
           Class B non-voting, none outstanding
      Additional paid-in capital                                                              181,754,780        171,985,508
      Outstanding warrants to purchase Class A common stock                                     2,136,400          2,832,400
      Deferred consulting expenses                                                                 (5,833)           (17,777)
      Cumulative foreign currency translation adjustment                                          (25,396)             2,841
      Accumulated deficit                                                                    (179,296,449)      (167,616,372)
                                                                                          ----------------   ----------------

           Total stockholders' equity                                                           5,111,950          7,721,620
                                                                                          ----------------   ----------------

           Total liabilities and stockholders' equity                                        $ 13,984,525       $ 15,068,538
                                                                                          ================   ================

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                                   (Unaudited)


                                                                  Three Months Ended              Six Months Ended
                                                                       June 30,                       June 30,
                                                             ------------------------------  ----------------------------
                                                                 2002            2001            2002           2001
                                                             --------------  --------------  -------------  -------------

Revenues                                                         $ 679,197       $ 107,568      $ 977,981      $ 240,281
Cost of revenues                                                   140,325          12,522        158,330         19,521
                                                             --------------  --------------  -------------  -------------

     Gross margin                                                  538,872          95,046        819,651        220,760
                                                             --------------  --------------  -------------  -------------

Expenses:
     Selling, general and administrative                         3,383,999       3,306,801      6,577,793      5,453,702
     Product development and research                            2,590,988       2,483,627      4,718,252      4,139,276
     Amortization of intangible assets                             380,775         607,136        761,550      1,214,273
                                                             --------------  --------------  -------------  -------------

         Total expenses                                          6,355,762       6,397,564     12,057,595     10,807,251
                                                             --------------  --------------  -------------  -------------

Loss from operations                                            (5,816,890)     (6,302,518)   (11,237,944)   (10,586,491)
                                                             --------------  --------------  -------------  -------------

Other income (expense):
     Interest income                                                68,386          19,276         96,321         57,524
     Interest expense                                              (47,759)        (66,096)      (105,508)       (68,988)
                                                             --------------  --------------  -------------  -------------

         Total other income (expense), net                          20,627         (46,820)        (9,187)       (11,464)
                                                             --------------  --------------  -------------  -------------

Loss before equity in net loss of affiliate                     (5,796,263)     (6,349,338)   (11,247,131)   (10,597,955)

Equity in net loss of affiliate                                   (204,640)       (194,427)      (432,946)      (194,427)
                                                             --------------  --------------  -------------  -------------

Net loss                                                        (6,000,903)     (6,543,765)   (11,680,077)   (10,792,382)

Other comprehensive loss - foreign currency translation            (27,365)         (2,048)       (28,237)        (2,048)
                                                             --------------  --------------  -------------  -------------

Comprehensive loss                                            $ (6,028,268)   $ (6,545,813)  $ (11,708,314) $ (10,794,430)
                                                             ==============  ==============  =============  =============


Basic and diluted net loss per common share                        $ (0.01)        $ (0.03)       $ (0.03)       $ (0.05)
                                                             ==============  ==============  =============  =============


     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                Increase (Decrease) in Cash and Cash Equivalents


                                                                                                   Six Months Ended
                                                                                                        June 30,
                                                                                             ------------------------------
                                                                                                 2002            2001
                                                                                             --------------  --------------
Cash flows from operating activities:
      Net loss                                                                               $ (11,680,077)  $ (10,792,382)
      Adjustments to reconcile net loss to net cash
        used in operating activities:
        Non-cash expense related to issuance of debentures, warrants, preferred and
                common stock                                                                             -          62,500
        Additional Compensation expense related to issue of stock options and common stock          11,944               -
        Accretion of discount on note receivable from affiliate                                     (9,036)         (3,628)
        Accretion of discount on note payable from affiliate                                        34,193          40,690
        Accretion of discount on note payable                                                       28,143               -
        Depreciation and amortization                                                              952,027       1,430,243
        Equity in net loss of affiliate                                                            432,946         194,427
        Changes in assets and liabilities:
           Accounts receivable                                                                     (38,422)         19,372
           Inventory                                                                                 9,074         (24,467)
           Prepaid expenses and other current assets                                              (148,044)       (101,265)
           Funds held in escrow                                                                          -       2,151,006
           Other assets                                                                           (236,147)        (18,695)
           Accounts payable                                                                        602,055         291,897
           Accrued liabilities                                                                   1,661,559         515,054
           Accrued liabilities - related party                                                      (8,333)        (62,500)
           Other Current Liabilities                                                                21,881               -
           Deferred revenues                                                                        84,943         422,101
           Cumulative foreign currency translation adjustment                                      (26,199)         (2,048)
                                                                                             --------------  --------------

        Net cash used in operating activities                                                   (8,307,493)     (5,877,695)
                                                                                             --------------  --------------

Cash flows from investing activities:
      Purchase of property and equipment                                                           (90,880)       (507,242)
      Issuance of notes receivable                                                                (805,000)       (302,909)
      Investment in Affiliate                                                                            -        (200,000)
                                                                                             --------------  --------------

        Net cash used in investing activities                                                     (895,880)     (1,010,151)
                                                                                             --------------  --------------

Cash flows from financing activities:
      Proceeds of note payable to related parties                                                  358,307               -
      Principal payments on capital lease obligation                                               (19,767)        (21,562)
      Proceeds from sale of Class A common stock, net                                           10,122,345       6,601,950
      Proceeds from exercise of stock options                                                            -           9,801
      Payments on note payable to affiliate                                                       (550,000)       (200,000)
      Payments on note payable                                                                    (870,000)              -
                                                                                             --------------  --------------

        Net cash provided by financing activities                                                9,040,885       6,390,189
                                                                                             --------------  --------------

Net increase in cash and cash equivalents                                                         (162,488)       (497,657)

Cash and cash equivalents at beginning of period                                                   201,401       1,413,627
                                                                                             --------------  --------------

Cash and cash equivalents at end of period                                                        $ 38,913       $ 915,970
                                                                                             ==============  ==============

     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)




                                                                                        Six Months Ended June 30,
                                                                                      ------------------------------
                                                                                          2002            2001
                                                                                      -------------   --------------
Supplemental disclosure of cash flow information:

     Cash paid during the period for interest                                         $     79,547    $      43,384

Supplemental Schedule of Non-cash Investing and Financing Activities:

     For the Six Months Ended June 30, 2002:

       Warrants for the purchase of 450,000 shares of Class A common stock, valued at $696,000, expired.


     For the Six Months Ended June 30, 2001:

       Preferred stock dividends of $9,281 were accrued on Series D and Series F preferred stock.

       164,500 shares of Series D preferred stock and related dividends of $320,949 were converted into 13,978,440 shares of Class A common stock.

       6,073 shares of Series F preferred stock and related dividends of $6,853 were converted into 519,067 shares of Class A common stock.

       Warrants for the purchase of 250,000 shares of Class A common stock valued at $62,500 were issued in payment for a perpetual, nonexclusive technology license.

       A non-interest bearing promissory note was issued in the amount of $2,600,000 to purchase 1,780,818 shares of Series A preferred stock of Audium Corporation.



     See accompanying notes to condensed consolidated financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. The Company's business strategy is not without risk, and readers of these condensed consolidated financial statements should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in the Company's 2001 Annual Report on Form 10-K.

Operating results for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 2001 Annual Report on Form 10-K.

The Company has incurred significant losses since inception. The Company incurred negative cash flows from operating activities of $8,307,493 during the six months ended June 30, 2002. Sales of products based on the Company's technologies have not been sufficient to finance ongoing operations. As of June 30, 2002, the Company had negative working capital of $8,465,874 and an accumulated deficit of $179,296,449. The Company has drawn all capital available under its equity lines of credit. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors, including the Company's success in
(1) increasing license, royalty, product, and services revenues, (2) raising sufficient additional debt or equity funding and (3) minimizing or decreasing operating costs.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. As of June 30, 2002 and 2001, there were outstanding common stock equivalents to purchase 32,189,576 and 25,177,817 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following tables are reconciliations of the net loss numerator of basic and diluted net loss per common share for the three months and six months ended June 30, 2002 and 2001:


                                                             Three months ended June 30,
                                                         2002                          2001
                                                 --------------------------   --------------------------
                                                                  Per Share                  Per Share
                                                  Amount            Amount       Amount         Amount
                                                 --------------    --------   -------------    ---------
Net loss attributable to
common stockholders                              $ (6,000,903)     $ (0.01)   $ (6,543,765)    $ (0.03)

Weighted average common shares
    outstanding                                   471,938,769                  213,416,041



                                                                              Six months ended June 30,
                                                                              -------------------------
                                                                     2002                                   2001
                                                     -------------------------------------       --------------------------------
                                                                              Per Share                              Per Share
                                                           Amount              Amount              Amount             Amount
Net loss                                             $       (11,680,077)                          $(10,792,382)
Preferred stock dividends                                           -                                    (9,281)
                                                     --------------------                             ----------
Net loss attributable to common
    stockholders                                     $       (11,680,077)        $ (0.03 )        $ (10,801,663)         $ (0.05)
                                                     ===================         =========        ==============         ========
Weighted average common shares
     outstanding                                             431,443,574                            207,611,230
                                                     ====================                         ==============



Imputed Interest Expense and Income - Interest is imputed on long-term debt obligations and notes receivable where management has determined that the contractual interest rates are below the market rate for instruments with similar risk characteristics (see Notes 3 and 5).

Comprehensive Loss - Other comprehensive loss presented in the accompanying condensed consolidated financial statements consists of cumulative foreign currency translation adjustments. The Company had no items of comprehensive loss prior to April 1, 2001.

Recently Enacted Accounting Standards - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the "pooling-of-interests" method of accounting for acquisitions and requires separate accounting for certain intangibles acquired in such transactions. The application of this standard did not have an impact on the Company's financial position and results of operations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Effective January 1, 2002, the Company adopted the requirements of

SFAS No. 142. Accordingly, effective January 1, 2002, amortization of goodwill and intangible assets with indefinite lives was discontinued. Other intangible assets will continue to be amortized over their respective useful lives.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess its goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment and the application of the test for impairment required by SFAS No. 142 had no effect on the Company's financial position or results of operations, except for the change in amortization of goodwill and intangible assets with indefinite lives.

In August 2001, the FASB issued SFAS No. 143 , "Accounting for Asset Retirement Obligations." This statement establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of this statement on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishments such that they are not required to classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will be required to apply the provisions of this standard to transactions occurring after December 31, 2002. The adoption of this standard in 2003 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The Company will be required to apply this statement prospectively for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" and related interpretations. The Company generates revenues from licensing the rights to its software products to end users and from royalties. It also generate service revenues from the sale of consulting and development services.

            Revenues of all types are recognized when contingencies such as conditions of acceptance of functionality, rights of return, price protection, etc. are confirmed or can be reasonably estimated, as appropriate. Revenues from development and consulting services are recognized on a completed-contract basis when the services are completed and accepted by the customer. Revenue for hardware units delivered is recognized when delivery is verified and collection assured.

            Revenue for products distributed through wholesale and retail channels and resellers is recognized upon verification of final sell-through to end users, after consideration of rights of return and price protection. Revenue is recognized when the right of return on such products has expired, typically when the end user purchases the product from the retail outlet. Once the end user opens the package, it is not returnable unless the medium is defective. Price protection is offered to distributors in the event we reduce the price on any specific product. Such price protection is generally offered for a specific time period in which the distributor must make a claim. Resulting revenue recognized reflects the reduced price. Slotting fees paid by the Company for favorable placement in retail outlets are recorded as a reduction in gross revenues.

            Revenues from licenses and royalties are recognized upon shipment of the software by the Company or by the vendor. Post-contract obligations, if any, generally consist of one year of support including such services as customer calls, bug fixes, upgrades, etc. Related revenue is recognized over the period covered by the agreement. Revenues from maintenance and support contracts are also recognized over the term of the contract.

            Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as license agreements, and support and upgrade obligations using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements as if sold as separate products or arrangements. These elements vary based upon factors such as the type of license, volume of units licensed and other related factors.

            Deferred revenue at June 30, 2002, and December 31, 2001, consisted of the following:


                                                                               June 30,               December 31,
Description                      Criteria for Recognition                          2002                    2002
-----------                      ------------------------                 ----------------------   ----------------------
Deferred unit royalties and      Delivery of units to end users or        $             978,062    $              945,814
licence fees                     expiration of contract
Engineering projects not         Completion of work and acceptance                      125,000                    62,500
completed                        of completed work by customer
Deferred customer support        Expiration of period covered by                         31,729                    41,535
                                 support agreement
Total deferred revenue                                                    $           1,134,791    $            1,049,849



            Cost of revenues from license, royalties and maintenance consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel compensation, licensed technology and other related costs. Cost of service revenues consists of personnel compensation, licensed technology and other related costs.

Software application development costs - The Company has not capitalized the cost of development of specific software applications due to uncertainty of recovery of such costs. While the Company believes the carrying value of its core technology assets is recoverable, it is uncertain regarding the recoverability of ongoing development costs for specific software applications; therefore, such costs are charged as operating expenses in the period in which they are incurred.

Reclassifications - Certain reclassifications have been made in the prior period condensed consolidated financial statements to conform with the current period presentation.

2. CONVERTIBLE NOTES RECEIVABLE

On December 1, 2001, the Company, as the lender, established a revolving line of credit and received a convertible promissory note from Unveil Technologies, Inc. ("Unveil"), that permits Unveil to draw up to $2,000,000 for operations and other purposes. Unveil is a developer of natural language understanding solutions for customer resource management ("CRM") applications. Fonix intends to obtain a license to Unveil's applications when completed and has made the loan to Unveil to facilitate and expedite the development and commercialization of Uneveil's speech-enabled CRM software. Draws on the line of credit bear interest at an annual rate of seven percent, which interest is payable quarterly beginning September 30, 2002. The balance due under the line of credit is secured by Unveil's CRM software and related source code and other assets of Unveil. The Company is a senior creditor to Unveil. The unpaid principal, together with interest accrued thereon, is due and payable on December 31, 2002, and is convertible into common shares of Unveil at the Company's option. Based upon borrowings through June 30, 2002, such conversion at that date would have represented approximately 12 percent of the ownership of Unveil.

During the six months ended June 30, 2002, Unveil drew $805,000 on the line of credit, bringing total draws on the line of credit to $1,435,000 as of June 30, 2002. Subsequent to June 30, 2002, Unveil drew an additional $15,000.

3. INVESTMENT IN AFFILIATE

In February 2001, the Company entered into a collaboration agreement with Audium Corporation ("Audium") to provide an integrated platform for generating Voice XML solutions for Internet and telephony systems. Audium is a mobile application service provider that builds and operates mobile applications that allow access to Internet information and to complete online transactions using any telephone. The collaboration includes integration of the Company's technologies with Audium's mobile applications development capability.

Note Receivable - In connection with the collaboration agreement with Audium, in February and May 2001 the Company advanced an aggregate of $400,000 to Audium as a bridge loan (the "Audium Note"). The loan bears interest at a rate of five percent per year and has a term of four years. The Audium Note is convertible into shares of Audium Series A Convertible Preferred Stock ("Audium Preferred Stock") and is secured by Audium's intellectual property.

Management determined that a 12 percent annual interest rate better reflects the risk characteristics of the Audium Note. Accordingly, interest was imputed at 12 percent and the Audium Note was recorded at its original present value of $302,909. For the three months and six months ended June 30, 2002, the Company recorded interest income of $9,519 and $19,038, respectively, including contractual and imputed interest. As of June 30, 2002, the balance of the Audium Note was $331,345, net of the unaccreted discount of $68,655.

Investment in Affiliate - In April 2001, the Company entered into a stock purchase agreement with Audium, wherein the Company agreed to purchase up to $2,800,000 of Audium Preferred Stock at a price of $1.46 per share. At closing, the Company paid $200,000 in cash and gave Audium a non-interest bearing note (the "Fonix Note") for the remaining $2,600,000. Each share of Audium Preferred Stock is convertible into one share of Audium's common stock.

At closing, Audium issued 14 Audium Preferred Share certificates to Fonix, each certificate for 136,986 shares, and delivered one certificate in exchange for the initial payment of $200,000. The remaining certificates are held by Audium as collateral for the Fonix Note under the terms of a security agreement. For each payment of $200,000 or multiple payments that aggregate $200,000, Audium will release to Fonix one certificate for 136,986 shares of Audium Preferred Stock.

The investment in Audium does not provide the Company with rights to any technology developed by Audium, but the Company must obtain a license should it choose to do so. The Company does not own an interest sufficient to control Audium, even if it were to convert the Audium Note to Audium Preferred Stock. Accordingly, Fonix does not benefit directly from the research and development being done by Audium. As a result, the Company has determined that it is appropriate to account for its investment, which represents 26.7 percent of Audium's voting stock, under the equity method and not as a research and development arrangement. Accordingly, for the three months and six months ended June 30, 2002, the Company recognized losses consisting of the following:

                                                                                Three Months                      Six Months
                                                                               Ended June 30,                   Ended June 30,
                                                                                    2002                             2002
                                                                         --------------------------        -------------------------
Company share of Audium net loss                                             $   113,065                         $   249,798
Amortization of difference between purchase price of Audium Preferred
Stock and Company's share of Audium's net stockholders' deficit              $    91,574                         $   183,148
                                                                             -----------                         -----------
Total equity in loss of affiliate                                            $   204,639                         $   432,946
                                                                             ===========                         ===========


The difference between the total purchase price of the Audium Preferred Stock and the Company's portion of Audium's net stockholders' deficit at the time of the purchase was $2,930,379, which was allocated to completed core technology. The excess purchase price allocated to the completed core technology is being amortized on a straight- line basis over a period of eight years.

The fair value of this investment is determined based on Audium's estimated future net cash flows considering the status of Audium's product development. The Company evaluates this investment for impairment annually and more frequently if indications of decline in value exist. An impairment loss that is other than temporary is recognized during the period it is determined to exist. An impairment is determined to be other-than-temporary if estimated future net cash flows are less than the carrying value of the investment. If projections indicate that the carrying value of the investment will not be recoverable, the carrying value is reduced by the estimated excess of the carrying value over the estimated discounted cash flows. There is a reasonable possibility that in the near future estimated future cash flows from the investment in Audium could change and that the effect of the change could be material to the Company's financial position or results of operation. No impairment loss has been determined to exist through June 30, 2002 or subsequently nor has such a loss been recognized with respect to the investment in Audium.

Note Payable to Affiliate - The Fonix Note bears no interest unless an event of default occurs, in which case it will bear interest at 12 percent per year. The Company owes Audium $987,500 under the Fonix Note. The Company is currently negotiating a new payment schedule for payment of this amount. If we is are not able to agree on a new payment schedule, then Audium may declare a default under the Fonix Note and exercise its rights under the Fonix Note, including the right to foreclose on approximately 684,930 shares of Audium Preferred Stock held as collateral for the Fonix Note. No events of default have occurred to date.

Management determined that a 12 percent annual interest rate reflects the risk characteristics of the Fonix Note. Accordingly, interest has been imputed at 12 percent and the Company recorded a present value of $2,370,348 for the note payable. For the three months and six months ended June 30, 2002, the Company recorded interest expense of $19,426 and $55,428, respectively, related to this note.

4. INTANGIBLE ASSETS

The Company adopted the provisions of SFAS No. 142 in its entirety on January 1, 2002. Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets. There was no impairment of goodwill or intangible assets upon adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company also reassessed the estimated useful lives of intangible assets subject to amortization.

Intangible assets consist of purchased core technology, customer relationships, trademarks, patents and goodwill arising from the purchase of assets from Force Computers, Inc., and the acquisition of AcuVoice, Inc. Also included are direct costs incurred by the Company in applying for patents covering its internally developed technologies. As of June 30, 2002 and December 31, 2001, amortized intangible assets consisted of the following:


                                              June 30, 2002                                     December 31, 2001
                            --------------------------------------------------  --------------------------------------------------
                                     Gross                                               Gross
                                    Carrying                Accumulated                Carrying                 Accumulated
                                     Amount                 Amortization                Amount                  Amortization
                            ------------------------  ------------------------  -----------------------   ------------------------
Purchased core technologies $             12,127,000  $            (6,062,450)  $            12,127,000   $            (5,316,200)
Customer relationships                       306,000                  (15,300)                  306,000                          -
Patents                                      164,460                 (155,488)                  164,460                  (145,523)
                            ------------------------  ------------------------  -----------------------   ------------------------
Total                       $             12,597,460  $            (6,233,238)  $            12,597,460   $            (5,461,722)
                            ========================  ========================  =======================   ========================


In addition, the Company has trademarks not subject to amortization, recorded at a carrying value of $42,000 at June 30, 2002 and December 31, 2001. This asset is considered to have an indefinite useful life.

Amortization of intangible assets is computed on a straight-line basis over their estimated useful lives, which range from one to ten years. As of January 1, 2002, the weighted-average amortization periods were as follows: total - 4.6 years, purchased core technologies - 4.0 years, customer relationships - 10.0 years, and patents - 0.8 years. Intangible assets subject to amortization will not have any significant residual value at the end of their estimated useful lives. Estimated future amortization expense for intangible assets subject to amortization is as follows:


For the Year Ended December 31,                                       Amount
--------------------------------                                      ------
                         2002                                    $     770,552
                         2003                                        1,523,100
                         2004                                        1,523,100
                         2005                                        1,523,100
                         2006                                          403,900

Accumulated amortization of goodwill was $2,295,599 at both June 30, 2002 and December 31, 2001. In accordance with the provisions of SFAS No. 142, the Company no longer amortizes goodwill.

The carrying values of the Company's long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event were to occur, the Company would project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset would not be recoverable, the carrying value would be reduced by the estimated excess of the carrying value over the projected discounted cash flows.

During 2002, the Company engaged Houlihan Valuation Advisors, an independent valuation firm, to assess its goodwill and intangible assets with indefinite lives for impairment. The resulting appraisal indicated no impairment, and therefore management of the Company did not consider goodwill or other intangible assets to be impaired. However, should the Company's marketing and sales plans not materialize in the near term, the realization of the Company's goodwill and other intangible assets could be severely and negatively impacted. The accompanying condensed consolidated financial statements have been prepared based on management's estimates of realizability, which estimates may change due to factors beyond the control of the Company. Upon initial application of SFAS No. 142, the Company reassessed the useful lives of its intangible assets and determined that no changes to estimated useful lives were necessary as of June 30, 2002.

Goodwill amortization expense was $514,773 during the six months ended June 30, 2001 and $1,029,545, $1,029,545 and $1,189,896 during the years ended December
31, 2001, 2000 and 1999, respectively. The effects on loss before extraordinary item, net loss and basic and diluted loss per share of excluding such goodwill amortization from the six months ended June 30, 2002 and 2001 and from the years ended December 31, 2001, 2000 and 1999 is as follows:


                                        For the Six Months Ended           For the Years Ended December 31,
                                      ------------------------------ ---------------------------------------------
                                      June 30, 2002  June 30, 2001        2001            2000           1999
                                      -------------- --------------- --------------- --------------- -------------
Loss before extraordinary item, as
  reported                            $(11,680,077)  $ (10,792,382)  $ (24,566,807)   $(22,810,677)  $(22,136,276)
Loss before extraordinary item,
  excluding goodwill amortization     $(11,680,077)  $ (10,277,609)  $ (23,537,262)   $(21,781,132)  $(20,946,380)
                                      ============== =============== =============== =============== =============
Net loss, as reported                 $(11,680,077)  $ (10,792,382)  $ (24,566,807)   $(22,761,229)  $(21,662,419)

Add back goodwill amortization                    -         514,773       1,029,545       1,029,545     1,189,896
                                      -------------- --------------- --------------- --------------- -------------
Net loss, excluding goodwill          $(11.680,077)  $ (10,277,609)  $ (23,537,262)  $ (21,731,684)  $(20,472,523)
  amortization
                                      ============== =============== =============== =============== =============
Basic and diluted loss per share:

   Loss before extraordinary item,    $      (0.03)  $       (0.05)  $       (0.10)  $       (0.16)     $  (0.32)
     as reported
   Loss before extraordinary item,
     excluding goodwill amortization  $      (0.03)  $       (0.05)  $       (0.10)  $       (0.15)     $  (0.30)
                                      ============== =============== =============== =============== =============
   Net loss, as reported              $      (0.03)  $       (0.05)  $       (0.10)  $       (0.16)     $  (0.31)
   Net loss, excluding goodwill
     amortization                     $      (0.03)  $       (0.05)  $       (0.10)  $       (0.15)     $  (0.29)
                                      ============== =============== =============== =============== =============


5.  PROMISSORY NOTE

In December 2001, the Company entered into an Asset Purchase Agreement with Force Computers, Inc. ("Force"). As part of the purchase price Fonix issued a non-interest bearing promissory note in the amount of $1,280,000 (the "Force Note"). Installment payments under the Force Note are due over the 12 month period following the date of purchase. Management determined that a seven percent annual interest rate reflects the risk characteristics of the Force Note. Accordingly, interest has been imputed at seven percent and the Company recorded a discount of $40,245. For the three months and six months ended June 30, 2002, the Company recorded interest expense of $8,688 and $28,372, respectively, related to the Force Note.

As collateral for the Force Note, 7,000,000 shares of the Company's Class A common stock were placed into escrow. To date, all required payments have been made. As of June 30, 2002, payments amounting to $410,000 remained outstanding under the Force Note, including a payment of $160,000 that was due June 12, 2002. Subsequent to June 30, 2002, the June 12 installment payment was made.

6. NOTES PAYABLE - RELATED PARTIES

Certain executives officers of the Company (the "Lenders") sold shares of the Company's Class A common stock owned by them and advanced the resulting proceeds amounting to $333,308 to the Company under the terms of a revolving line of credit and related promissory note. The funds were advanced for use in Company operations. The advances bear interest at 10 percent per annum, and are payable on a semi-annual basis. The entire principal, along with unpaid accrued interest and any other unpaid charges or related fees, is due and payable on June 10, 2003. Any time after December 11, 2002, all or part of the outstanding balance and unpaid interest may be converted at the option of the Lenders into shares of Class A common stock of the Company. The conversion price is the average closing bid price of the shares at the time of the advances. If converted, the conversion amount is divided by the conversion price to determine the number of shares to be issued to the Lenders. To the extent the market price of the Company's shares is below the conversion price at the time of conversion, the Lenders are entitled to receive additional shares equal to the gross dollar value received from the original sale of the shares. A beneficial conversion feature of $14,917 was recorded as interest expense in connection with this transaction. The Lenders may also receive additional compensation as determined appropropriate by the Board of Directors.

The advances were secured by the Company's intellectual property rights, which security interest was released when the increase in authorized capital of 300,000,000 shares of Class A common stock was approved by the Company's shareholders at the Fonix Annual Shareholder Meeting on July 12, 2002.

7. EQUITY LINES OF CREDIT

Equity Line of Credit - On August 8, 2000, the Company entered into a Private Equity Line Agreement (the "Initial Equity Line") with a private investor (the "Equity Line Investor"), which gave the Company the right to draw up to $20,000,000 for Company operations and other purposes through a mechanism of draws and puts of stock. The Company was entitled to draw funds and to "put" to the Equity Line Investor shares of Class A common stock in lieu of repayment of the draw. The number of shares issued was determined by dividing the dollar amount of the draws by 90 percent of the average of the two lowest closing bid prices of Class A common stock over the seven trading- day period following the date the Company tendered the put notice to the Equity Line Investor. The Equity Line Investor funded the amounts requested by the Company within two trading days after the seven trading-day period.

On May 8, 2002, the Company and the Equity Line Investor amended the Initial Equity Line to increase the balance available under the Equity Line from $20,000,000 to $22,000,000. Accordingly, as of May 8, 2002, $2,000,000 was
available to be drawn under the Equity Line.

During the six months ended June 30, 2002, 40,692,920 shares of Class A common stock were issued in connection with draws under the Initial Equity Line of $3,633,817. From inception of the Initial Equity Line through June 30, 2002, 91,083,516 shares of Class A common stock were issued in connection with draws of $20,617,324. As of August 29, 2002, $1,382,676 remains unutilized under the Initial Equity Line, as amended; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to the Company at this time.

Second Equity Line of Credit - On April 6, 2001, the Company entered into a second equity line agreement (the "Second Equity Line") with the Equity Line Investor. Under the Second Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line.

During the six months ended June 30, 2002, 93,586,995 shares of Class A common stock were issued in connection with draws amounting to $5,728,846. From inception of the Second Equity Line through June 30, 2002, 211,600,000 shares of Class A common stock were issued in connection with draws of $19,153,846. As of August 29, 2002, $846,154 remains unutilized under the Second Equity Line; however, no registered shares remain available to facilitate a draw of this amount. Therefore, this amount is unavailable to the Company at this time.

Third Equity Line of Credit - On June 27, 2002, the Company entered into a third equity line agreement (the "Third Equity Line") with the Equity Line Investor. Under the Third Equity Line, the Company has the right to draw up to $20,000,000 under terms substantially identical to the Initial Equity Line. On June 27, 2002, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-2 to register the resale of up to 200,000,000 shares of the Company's Class A common stock by the Equity Line Investor. As of August 29, 2002, the registration statement had not been declared effective by the Commission, and as such, the Company was unable to draw funds under the Third Equity Line as of that date. Prior to June 30, 2002, the Equity Line Investor advanced the Company $182,676 against future draws on the Third Equity Line. As of August 29, 2002, no shares had been issued under the Third Equity Line.

Subscriptions Receivable - Proceeds from certain draws on the equity lines prior to December 31, 2001 had not been received by the Company as of those dates. The cash proceeds in the amount of $852,970 were subsequently received in January 2002.

8.  COMMON STOCK, STOCK OPTIONS AND WARRANTS

Class A Common Stock - During the six months ended June 30, 2002, 134,279,915 shares of Class A common stock were issued in connection with draws on the equity lines (see Note 7). No shares of Class A common stock were issued as a result of the exercise of stock options or warrants during the same period.

Stock Options - During the six months ended June 30, 2002, the Company granted options to employees to purchase 5,229,000 shares of Class A common stock and granted options to directors to purchase 1,000,000 shares of Class A common stock. The options have exercise prices ranging from $0.05 to $0.11 per share, which were the quoted fair market price of the stock on the dates of grant. Of the options granted during this six-month period, 5,229,000 vest over the three years following issuance and 1,000,000 vested immediately. These options expire within ten years from the date of grant if not exercised. Using the Black-Scholes pricing model, the weighted average fair value of the employee and director options were $0.08 and $0.04 per share, respectively. As of June 30, 2002, the Company had a total of 29,597,909 options to purchase Class A common shares outstanding.

The Company's option plans provide for stock appreciation rights that allow the grantee to receive shares of the Company's Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of the Company's stock at the date of exercise. As of June 30, 2002, there are options to purchase 33,334 shares of Class A common stock outstanding which provide for stock appreciation rights. These options have an exercise price of $1.00 per share. If not exercised by September 2002, the options with these rights will expire.

Warrants - As of August 29, 2002, the Company had warrants to purchase a total of 2,425,000 shares of Class A common stock outstanding that expire beginning in 2002 through 2010. Warrants issued for services were recorded at their fair value determined using the Black-Scholes pricing model. The resulting values were recorded in operating expenses in the periods covered by the services rendered. Warrants for the purchase of 300,000 shares of Class A common stock were issued in January 2000 for consulting services rendered. The warrants were issued at $47,000 using the Black-Scholes pricing model assuming risk-free interest rate of 5.7%, expected exercise life of 5 years, and volatility of 102%. The warrants were issued with exercise prices ranging from $0.28 to $1.25, vested during the year ended December 31, 2000 and expire January 2003.

9.  FONIX UK, LTD.

On May 30, 2002, the Company established Fonix UK, Ltd., a United Kingdom subsidiary, ("Fonix UK"). Fonix UK will facilitate the Company's development, marketing and investment opportunities in Europe. To date, Fonix UK has no operations.

10. SUBSEQUENT EVENTS

On July 12, 2002, the Company held its Annual Meeting of Shareholders in Boston, Massachusetts. The record date for the meeting was May 24, 2002, on which date there were 482,805,888 shares of the Company's Class A common stock outstanding.

The first matter voted upon at the meeting was the election of directors. The following directors were elected:

                                    SHARES                  SHARES
DIRECTOR                        VOTED IN FAVOR          VOTED AGAINST
--------                        --------------          -------------
Thomas A. Murdock                399,431,186              11,146,172
Roger D. Dudley                  399,361,304              11,216,084
John A. Oberteuffer, Ph.D        404,903,223               5,674,135
William A. Maasberg, Jr.         403,439,549               7,137,809
Mark S. Tanner                   403,604,229               6,973,129


The second matter voted upon at the meeting was the approval of a proposed amendment to the Company's Certificate of Incorporation to increase the authorized capital stock of the Company to include 800,000,000 shares of Class A Common Stock. The results of the voting were 397,433,216 shares in favor, 11,766,861 shares against, and 1,377,311 shares withheld or abstaining.